As filed with the Securities and Exchange Commission on January 23, 2008

Registration No. 333-145552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Insys Therapeutics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	01-0749410
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10220 South 51st Street, Suite 2

Phoenix, AZ 85044-5231

(602) 910-2617

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Jon W. McGarity

President and Chief Executive Officer

Insys Therapeutics, Inc.

10220 South 51st Street, Suite 2

Phoenix, AZ 85044-5231

(602) 910-2617

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Frederick T. Muto, Esq. Matthew T. Browne, Esq. Charles S. Kim, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Curtis L. Mo, Esq. Peter S. Buckland, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1117 California Avenue Palo Alto, CA 94304 (650) 858-6000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee (3)
Common Stock, $0.001 par value per share	$86,250,000	$2,648

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell or accept an offer to buy the securities under this preliminary prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion, Dated January 23, 2008

Prospectus

                         Shares

Insys Therapeutics, Inc.

Common Stock

Insys Therapeutics, Inc. is offering                    shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share. After the offering, the market price for our shares may be outside this range.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “INRX.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Insys Therapeutics, Inc., before expenses	$	$

We have granted to the underwriters an option to purchase up to              additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than              shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2008.

UBS Investment Bank

JMP Securities	Natixis Bleichroeder Inc.

                    , 2008

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

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Summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the notes to these financial statements, before deciding to buy shares of our common stock.

OUR BUSINESS

Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative products to address chemotherapy-induced nausea and vomiting, or CINV, pain management and other central nervous system disorders. We seek to apply new proprietary formulations and delivery methods to existing pharmaceutical compounds in order to achieve enhanced efficacy, faster onset of action, reduced side effects, convenient delivery and increased patient compliance. We are basing our drug development programs on existing compounds with known safety, efficacy and commercialization histories, which we believe will increase the likelihood of success of our drug development and commercialization efforts. Our goal is to leverage our expertise in the expanding synthetic cannabinoid derivatives and specialized opioid markets to build a portfolio of proprietary products that address the limitations of existing therapies.

Our initial product candidate is a dronabinol hard gelatin, or Dronabinol HG, capsule. If approved, we believe this product candidate will provide us with revenues to help fund the development of our other product candidates and help us establish a market presence. In September 2006, we submitted an Abbreviated New Drug Application, or ANDA, for Dronabinol HG capsule, and if our ANDA is approved by the U.S. Food and Drug Administration, or FDA, Dronabinol HG capsules could be the first generic version of the branded CINV drug Marinol®. The approval of our Dronabinol HG capsule is an important first step in the development of our additional proprietary dronabinol formulations, such as formulations suitable for room temperature storage.

Our other most advanced product candidates focus on new proprietary formulations and delivery methods for dronabinol, the active ingredient in Marinol, and fentanyl, the active ingredient in the pain management drugs Actiq® and Fentora®. We believe these markets are underserved due to limitations of existing therapies, and that our product candidates have the potential to provide a number of advantages over currently marketed products. We intend to build an internal sales force and marketing infrastructure to market our proprietary product candidates, if they receive regulatory approvals. We anticipate filing New Drug Applications, or NDAs, using the drug approval process under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or Section 505(b)(2), which we expect will reduce the time and cost of development and commercialization.

Our Product Candidates

Dronabinol Product Candidates

Dronabinol HG capsule.    We are seeking regulatory approval by the FDA for our Dronabinol HG capsule, our most advanced product candidate. We have filed an ANDA for our Dronabinol HG capsule that, if approved, will be a generic version of Marinol, and will be indicated for the treatment of CINV in patients who have failed to respond adequately to conventional treatments. According to IMS Health,

U.S. sales for all types of drugs used in treating CINV totaled approximately $2.7 billion in 2006. Sales of Marinol totaled approximately $133 million in 2006, an increase of 27% over 2005. If approved, we believe this product candidate will provide us with revenues to help fund the development of our other product candidates and help us establish a presence in the market.

Dronabinol RT capsule.    If we receive FDA approval of our Dronabinol HG capsule, we anticipate submitting a supplement to our ANDA for a product label change for our proprietary room temperature capsule formulation of dronabinol, or Dronabinol RT capsule. Since Marinol and our Dronabinol HG capsules require cool storage (meaning storage at 8°-15°C) or storage in a refrigerator, we believe that a formulation of dronabinol that may be stored at room temperature will make this treatment option more convenient for patients and physicians, and will reduce costs and storage burdens for pharmacies and distributors. We also believe this more convenient formulation will potentially expand the medical use of dronabinol.

Dronabinol RT syrup.    We are developing a proprietary dronabinol room temperature syrup formulation as an alternative delivery option that we believe will provide a number of key advantages over existing synthetic cannabinoid products. This product candidate contains inactive ingredients which we believe may enhance and sustain absorption as well as provide flavor and color. Because it is a syrup formulation as opposed to a capsule, we believe that this product candidate may provide increased flexibility in dosing, more convenient delivery and improved absorption profile in patients. We believe these attributes will ultimately increase patient compliance because of better efficacy and fewer side effects, which we believe will permit us to further penetrate and expand the medical use of dronabinol. We completed a single-site, randomized Phase 1 clinical trial in May 2007 for an earlier formulation of Dronabinol RT syrup. We intend to submit an NDA under Section 505(b)(2) with the FDA for this product candidate.

Dronabinol RT nebulizer.    We plan to offer a unique, rapid-onset nebulizer device that converts our proprietary room temperature dronabinol solution into a fine mist for inhalation. Since it is inhaled instead of being ingested, we believe that this product candidate may be more readily absorbed into the bloodstream and may alleviate symptoms more quickly than currently available treatments. Further, dronabinol taken through an inhaled delivery system will bypass metabolism in a patient’s liver, which we believe may increase the drug’s availability to the patient and possibly support more consistent dosing, improving efficacy and enhancing patient compliance. We expect that this Dronabinol RT nebulizer, if approved, will enable us to continue to further penetrate and potentially expand the dronabinol market by offering patients another choice for taking dronabinol. Dronabinol RT nebulizer is currently in pre-clinical development. We intend to submit an NDA under Section 505(b)(2) with the FDA for this product candidate.

Fentanyl Product Candidate

Fentanyl SL spray.    We have completed two Phase 1 clinical trials for fentanyl sublingual spray, or Fentanyl SL spray, our proprietary opioid product candidate for the treatment of breakthrough cancer pain in opioid-tolerant patients. An opioid is a drug possessing narcotic properties, having an effect on opioid receptors in the central nervous system and the gastrointestinal system in the body. Our Fentanyl SL spray product candidate is administered through sublingual delivery, or delivery under the tongue. We believe that this delivery method represents an improvement over currently marketed fentanyl formulations and will increase patient compliance through faster onset of action, improved dosing convenience, and improved level of efficacy. Based on the design of our pivotal Phase 3 efficacy clinical trial, we do not anticipate that any approved labeling for our Fentanyl SL spray will permit us to claim such advantages in our promotion of this product, if approved. According to IMS Health, U.S. sales for breakthrough cancer pain management drugs totaled approximately $740 million in 2006. Like our dronabinol line extensions, we believe that our Fentanyl SL spray product candidate has the potential to offer improved performance over currently available pain management alternatives and will therefore be an attractive therapy option for patients and prescribing physicians.

Our delivery system is a small handheld device that is easy and convenient to use for patients. The device is used to simply spray our fentanyl formulation under the tongue, which allows for administration in a matter of seconds, rather than the 15 minutes or more required for currently marketed lozenge or buccal tablet formulations to completely dissolve. In addition, since the area under the tongue has a high density of blood vessels, we believe that sublingual delivery may result in rapid absorption of the drug and a faster onset of action compared to alternatives in which a portion of, or the entire drug, is ingested. Assuming this product candidate is approved by the FDA, patients using our Fentanyl SL spray may be able to experience rapid onset of action, unlike current therapies which require 15 minutes or more to take effect.

Other Product Candidates

Our internal development pipeline also includes fentanyl and dronabinol line extensions, and other pain management and central nervous system product candidates. We intend to focus on continuing to develop these early stage product candidates, and any other products and product candidates that we acquire or in-license, with the goal of building a broad product portfolio, pursuing additional indications and expanding our market opportunities in our core areas of focus.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on CINV, pain management and other central nervous system disorders, with specific expertise in the expanding synthetic cannabinoid derivatives and specialized opioid markets. Key aspects of our strategy to achieve this goal include:

➢	securing regulatory approval for and commercializing our Dronabinol HG capsule;

➢	utilizing our proprietary formulations and delivery systems to develop additional differentiated dronabinol products, including room temperature storage;

➢	conducting pivotal Phase 3 clinical trials and seeking regulatory approval for our sublingual Fentanyl SL spray;

➢	implementing strategies to mitigate risks and reduce the costs and time associated with the development and commercialization of products;

➢	advancing our early stage pipeline opportunities and acquiring or in-licensing products and product candidates that fall within our core areas of focus; and

➢	internally developing sales and marketing capabilities.

Risk Factors

We are subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following the prospectus summary. We have a limited operating history and have not yet commercialized any products. We have incurred substantial operating losses in each year since inception. Our net loss was approximately $10.7 million for the nine months ended September 30, 2007 and approximately $7.0 million for the year ended December 31, 2006. Through September 30, 2007, we had an accumulated deficit of approximately $22.5 million. It is uncertain whether or when any of our product candidates under development will receive FDA approval and the U.S. Drug Enforcement Administration, or DEA,

scheduling we seek, or become effective treatments. Accordingly, we may never receive any product sales revenues or achieve profitability. We are highly dependent on the success of our dronabinol and Fentanyl SL spray product candidates. All of our product candidates are undergoing clinical trials or are in earlier stages of development, and failure is common and can occur at any stage of development. We may need substantial additional funding in the future and may be unable to raise capital when needed.

Corporate Information

We were incorporated in Delaware in October 2002. Our principal executive offices are located at 10220 South 51st Street, Suite 2, Phoenix, AZ 85044-5231 and our telephone number is (602) 910-2617. Our corporate website address is www.insystherapeutics.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

For convenience in this prospectus, “Insys,” “we,” “us,” and “our” refer to Insys Therapeutics, Inc., unless otherwise noted. We have applied for registration of the trademark “Insys Therapeutics, Inc.” and our Insys logo with the United States Patent and Trademark Office. This prospectus also contains trademarks and tradenames of other companies (including Actiq®, Cesamet®, Fentora® and Marinol®), and those trademarks and tradenames are the property of their respective owners.

The offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	We granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds from this offering	We intend to use the net proceeds to us from this offering to fund the clinical development of Dronabinol RT syrup and Fentanyl SL spray, the pre-clinical development of Dronabinol RT nebulizer and of our early-stage product candidates, the commercial production and sale of Dronabinol HG capsules, if approved, and for general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	INRX

The number of shares of our common stock that will be outstanding after this offering is based on 10,311,354 shares outstanding as of September 30, 2007, and excludes:

➢

368,789 shares of non-voting common stock and 74,468 shares of voting common stock subject to outstanding options as of September 30, 2007 under our stock option and equity incentive plans, with a weighted average exercise price of $0.92 per share; and

➢

3,600,000 shares of common stock reserved for future issuance under our 2007 equity incentive plan, 2007 non-employee directors’ stock option plan and 2007 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering.

Unless otherwise stated, all information contained in this prospectus assumes:

➢	a 1-for-2.35 reverse stock split of our common stock that was effected on January 17, 2008;

➢	the conversion of all of our outstanding non-voting common stock into an aggregate of 463,209 shares of common stock immediately prior to the closing of this offering;

➢

the issuance of                  shares of our common stock upon the completion of this offering upon the conversion of $             million in aggregate principal amount of notes and accrued interest thereon owed to a trust controlled by our chairman, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the front cover of this prospectus), immediately prior to the closing of this offering;

➢	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws, which will occur upon the closing of this offering; and

➢	no exercise of the underwriters’ option to purchase additional shares.

Summary financial data

The following tables set forth summary financial data. The summary financial data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements included in this prospectus. The summary financial data for the nine months ended and as of September 30, 2007 are derived from our unaudited interim condensed financial statements included in this prospectus. The pro forma balance sheet data as of September 30, 2007 gives effect to (i) the conversion of our non-voting common stock into 463,209 shares of common stock, which will occur immediately prior to the closing of this offering, and (ii) the conversion of $             million in aggregate principal amount of notes and accrued interest thereon owed to a trust controlled by our chairman into                    shares of common stock, assuming an initial public offering price of $           per share (the mid-point of the price range set forth on the front cover of this prospectus), immediately prior to the closing of this offering (this excludes the $             million in aggregate principal amount of notes borrowed and $             million of related interest accrued subsequent to September 30, 2007, which will convert into                    shares of common stock immediately prior to the closing of this offering assuming an initial public offering price of $           per share). The as adjusted balance sheet data as of September 30, 2007 gives additional effect to our receipt of the estimated net proceeds from the sale of                      shares of common stock by us in this offering at an assumed initial public offering price of $           per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this summary financial data in conjunction with the financial statements and related notes and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of our future results.

	Years Ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006
				(Unaudited)
	(In thousands, except per share data)
Statement of operations data:
Operating expenses:
Research and Development	$888	$2,260	$5,707	$7,754
General and administrative	163	356	571	1,704

Loss from operations	(1,051)	(2,616)	(6,278)	(9,458)
Interest expense, net	(60)	(210)	(727)	(1,246)

Net loss	$(1,111)	$(2,826)	$(7,005)	$(10,704)

Basic and diluted net loss per share(1)	$(0.14)	$(0.35)	$(0.84)	$(1.15)

Shares used to compute basic and diluted net loss per share(1)	7,912,234	7,981,488	8,371,563	9,318,425

(1)	Please see Note 2 to our audited financial statements and Note 3 to our unaudited financial statements for an explanation of the method used to calculate net loss per share and the number of shares used in the computation of the per share amounts.

	As of September 30, 2007
	Actual	Pro Forma(1)	As Adjusted(1)(2)
	(In thousands)
Balance Sheet Data (Unaudited):
Cash, cash equivalents and short-term investments	$10	$	$
Total current assets	62
Total assets	8,753
Total current liabilities	7,093
Total liabilities	$30,467
Total stockholders’ (deficit) equity	$(21,714)	$	$

(1)	Excludes the $ million in aggregate principal amount of notes borrowed and $ million of related interest accrued subsequent to September 30, 2007, which will convert into shares of common stock immediately prior to the closing of this offering assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus).
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, total assets and total current assets by approximately $ million and increase total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts.

Risk factors

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a limited operation history and have not generated any revenues from our product candidates and may never become profitable.

We are a development-stage company with a limited operating history. We have incurred substantial net operating losses since our inception. We have financed our operations through loans from a trust controlled by our chairman, John N. Kapoor, and have incurred losses in each year since our inception in October 2002. For the nine months ended September 30, 2007 and the year ended December 31, 2006, we had net losses of approximately $10.7 million and $7.0 million, respectively. As of September 30, 2007, we had an accumulated deficit of approximately $22.5 million. These losses, combined with expected future losses, have had and will continue to have a material and adverse effect on our stockholders’ equity and working capital. Our ability to become profitable depends upon our ability to generate significant continuing revenues. To obtain significant continuing revenues, we must succeed, either alone or with others, in developing, obtaining regulatory approval for and manufacturing, selling and marketing, our Dronabinol HG capsule and other dronabinol product candidates, our Fentanyl SL spray product candidate and our other product candidates. We expect to continue to incur significant operating expenses for the next few years as we pursue the pre-clinical and clinical development, regulatory approval and potential market launch of our dronabinol product candidates, build an internal sales force and marketing infrastructure to market and sell our products, and increase general and administrative expenses to comply with public company reporting requirements.

To date, our product candidates have not generated any revenues, and we do not know when, or if, we will generate any revenue. Our ability to generate revenue depends on a number of factors, including, but not limited to:

➢	achievement of regulatory approval and acceptable DEA classification for Dronabinol HG capsule and Dronabinol RT capsule and any other product candidates we advance into clinical trials;

➢

successful completion of formulation development, pre-clinical studies and clinical trials for Dronabinol RT syrup, Dronabinol RT nebulizer, Fentanyl SL spray and any other product candidates we advance into clinical trials;

➢	manufacturing commercial quantities of our product candidates at acceptable cost levels if regulatory approvals are obtained; and

➢	successful sales, distribution and marketing of our future products, if any.

Because of the numerous risks and uncertainties associated with our development efforts and other factors, we are unable to predict when we will generate revenues become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

Risk factors

If our competitors develop treatments for pain management or nausea and vomiting, especially other synthetic cannabinoid derivatives or specialized opioid delivery systems, that are approved more quickly, marketed more effectively or demonstrated to be safer or more effective than our product candidates, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions, many of which have significantly greater financial and other resources than us. In addition, the generic pharmaceutical industry in which we operate is competitive in part because the products that are sold do not benefit from patent protection. If any of our product candidates receive the requisite regulatory approval and classification and are marketed, the competition which we will encounter will have an effect on our product prices, market share, revenues and profitability. We may not be able to differentiate any products that we are able to market from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors, or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

The indications for which we are developing products have a number of established therapies and products already commercially available as well as a number under development by other companies with which our product candidates will compete. In the treatment of nausea and vomiting associated with cancer chemotherapy, physicians typically offer a conventional antinausea agent prior to initiating chemotherapy, such as substance P antagonists, fenatonin receptor antagonists, corticosteriods and phenothiazines. If we receive regulatory approvals for our dronabinol product candidates, they will compete against these agents, as well as Solvay Pharmaceutical, Inc.’s Marinol and Valeant Pharmaceutical Inc.’s Cesamet. In addition, although there are no generic versions of Marinol which have been approved by the U.S. Food and Drug Administration, or FDA, to date, we believe that other companies, which likely have significantly more resources than us, are pursuing regulatory approval for generic dronabinol products, and we cannot give any assurance that any such other companies will not obtain regulatory approval or commercialize their generic dronabinol products on a more rapid timeline or more comprehensively or successfully than us. Moreover, as generic versions of drug products enter the market, the price for such drugs declines rapidly and substantially. Even if we are the first to obtain FDA approval of a generic dronabinol product, approval of subsequent generics will immediately and adversely affect the price we are able to charge and the profitability of our product will decline. Moreover, we will compete with non-synthetic cannabinoid drugs and therapies such as GW Pharmaceuticals plc’s Sativex®, especially in many countries outside of the United States where non-synthetic cannabinoids are legal. We also cannot assess the extent to which patients utilize natural cannabis (marijuana) to alleviate cancer chemotherapy nausea and vomiting, instead of using prescribed therapies such as our dronabinol products. The label we are seeking for Dronabinol HG capsule is for use in treating nausea and vomiting associated with cancer chemotherapy when conventional treatments fail and we expect our dronabinol product candidates to be used primarily as second-line treatments prescribed only after earlier treatment alternatives fail. In the breakthrough cancer pain market, physicians typically treat breakthrough cancer pain with a variety of short-acting opioid medications, including morphine, morphine and codeine derivatives, and fentanyl. If we receive regulatory approvals for our Fentanyl SL spray product candidate, it will likely compete against numerous products already in the market and in developments such as Cephalon Inc.’s Fentora, Actiq and its generic alternatives from Barr Pharmaceuticals, Inc. and Watson Pharmaceuticals, Inc. In addition, we are aware of numerous companies developing other treatments and technologies for rapid delivery of opioids to treat breakthrough pain, including transmucosal, transdermal, nasal spray, inhaled delivery systems and

Risk factors

sublingual delivery systems, among others. For instance, BioDelivery Sciences International recently submitted an NDA for transmucosal fentanyl for the treatment of breakthrough cancer pain. If these technologies are successfully developed and approved over the next few years, they could represent significant competition for our Fentanyl SL spray product candidate, if approved.

New developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical and life sciences industries at a rapid pace. These developments may render our product candidates obsolete or noncompetitive. Compared to us, many of our potential competitors have substantially greater:

➢	research and development resources, including personnel and technology;

➢	regulatory experience;

➢	drug development, clinical trial and drug marketing and commercialization experience;

➢	experience and expertise in intellectual property rights;

➢	name recognition; and

➢	capital resources.

As a result of these and other factors, our competitors may obtain FDA approval or DEA classification of their products more rapidly than us or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop products for the treatment of pain management, nausea and vomiting or other indications we pursue that are more effective, better tolerated, subject to fewer or less severe side effects, more useful, more widely prescribed or accepted, or less costly than ours. Our competitors may succeed in obtaining approvals or classifications from the FDA, the DEA and foreign regulatory authorities for their product candidates sooner than we do for ours or in a manner that is more favorable than ours, and may also be more successful in manufacturing and marketing their products. If we receive regulatory approvals for our products, manufacturing and sales and marketing efficiency are likely to be significant competitive factors. Our plan is to develop a targeted internal sales force and marketing infrastructure without using third party sale or marketing channels in the United States, and there can be no assurance that we can develop these capabilities in a manner that will be competitive with the sales and marketing efforts of our competitors, especially since some or all of those competitors will expend greater economic resources than we and/or employ third party sales and marketing channels.

We will also face competition from third parties in obtaining allotments of dronabinol and fentanyl under applicable DEA quotas, recruiting and retaining qualified personnel, establishing clinical trial sites and subject enrollment for clinical trials, and in identifying and in-licensing new products and product candidates.

Our short operating history and the recent additions to our management team of many of our officers make it difficult to evaluate our business and prospects.

We were incorporated in October 2002 and commenced our product development activities in 2002. Our operations to date have been limited to organizing and staffing our company and conducting product development activities for our product candidates. We have not yet demonstrated an ability to obtain regulatory approval for or commercialize a product candidate. In addition, most members of our management, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Medical Officer, Chief Scientific Officer, Vice President of Business Development and Strategic Alliances and Director of Regulatory Affairs, only joined us in 2007. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successful development and commercialization of pharmaceutical products or if our management team had been with us for a longer period of time.

Risk factors

We will need to increase the size of our organization and we may experience difficulties in managing growth.

Our management and personnel, systems and facilities currently in place may not be adequate to support our business plan and future growth. As of September 2007, we had 18 full-time employees. We have been building our management team largely in the past several months while transitioning from our Illinois facility to our new Phoenix, AZ headquarters facility. Most members of management only joined us in 2007. Moreover, in August 2007, we expanded our board of directors to include four independent directors, for a total of seven board members. We will need to further expand our managerial, operational, financial and other resources, and build a sales force and marketing infrastructure, in order to manage and fund our operations and clinical trials, continue our research and development activities, and commercialize our product candidates.

Our need to effectively manage our operations, growth and various projects requires that we:

➢	manage our clinical trials effectively, including our two Fentanyl SL spray Phase 3 clinical trials;

➢	manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors and other third parties;

➢	continue to improve our operational, financial and management controls and reporting systems and procedures;

➢	continue to expand and improve our new facilities; and

➢	attract and retain sufficient numbers of talented employees.

In addition, historically, we have utilized the services of part-time outside consultants to perform a wide range of tasks for us, including tasks related to accounting and finance, clinical trial management, statistics and analysis, regulatory affairs, formulation development, stability analysis and other drug development functions. With the hiring of additional employees which has allowed us to handle many of those tasks internally, we currently engage a limited number of such consultants to assist with various discrete projects. For example, in addition to the advice given by our scientific advisory board, consultants are utilized for tasks such as statistician services, pharmacokinetic data analysis and many accounting, book-keeping and administerial services. Our growth strategy may also entail expanding our group of contractors or consultants to implement these and other tasks going forward. Because we rely on consultants for certain functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is or has been compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may be unable to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Risk factors

If we fail to attract and keep management and other key personnel, we may be unable to successfully develop or commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and key clinical development, regulatory, sales and marketing and other personnel. We are highly dependent on the development, regulatory, commercial and financial expertise of our executive officers, most of whom joined us in 2007. The loss of the services of any of our executive officers could delay or prevent the commercialization of our product candidates. If we lose any members of our senior management team, we may not be able to find suitable replacements on a timely basis or at all, and our business may be harmed as a result. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We employ all of our executive officers and key personnel on an at-will basis and their employment can be terminated by us or them at any time, for any reason and without notice.

We may not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the Phoenix, AZ area where we are in the process of relocating our primary operations. Our industry has experienced a high rate of turnover of management personnel in recent years. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any of our executive officers, we may not be able to find suitable replacements and our business may be harmed as a result.

We have scientific and clinical advisors who assist us in formulating our development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

If we fail to successfully develop, identify and acquire or in-license additional products or product candidates, we may have limited growth opportunities.

In addition to our dronabinol, Fentanyl SL spray and other existing product candidates, as resources allow and opportunities present themselves, we intend to develop a pipeline of new products or product candidates through acquisition or in-licensing. The success of this strategy will depend upon our ability to identify, select and acquire or in-license pharmaceutical products or product candidates.

The process of proposing, negotiating and implementing the acquisition or in-license of a product or product candidate is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for these products or product candidates. We have limited resources to identify and execute acquisition or in-licensing transactions. Even if we acquire or in-license additional products or product candidates, we have limited resources to integrate the acquired or licensed assets into our current infrastructure. In addition, we may devote resources to potential acquisition or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts after expenditure of considerable time and resources. We may not be able to acquire the rights to additional products or product candidates on terms that we find acceptable, or at all.

Risk factors

Future acquisition and in-licensing transactions may entail numerous operational and financial risks including:

➢	exposure to unknown liabilities;

➢	disruption of our business and diversion of our management’s time and attention to the development of these products or product candidates;

➢	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions or in-licensing transactions; and

➢	high acquisition and integration costs.

Product candidates that we acquire or in-license will likely require additional development efforts prior to commercial sale, including product development, extensive clinical testing and approval by the FDA and other applicable regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe or effective for approval by regulatory authorities. In addition, we cannot provide assurance that any products or product candidates that we acquire or in-license will be manufactured profitably or achieve market acceptance.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

We may incur substantial liabilities from any product liability claims if our insurance coverage for those claims is inadequate.

We face an inherent risk of product liability exposure related to the testing, manufacturing and marketing of our product candidates in human clinical trials, and will face an even greater risk if we sell our product candidates commercially. Common adverse events for dronabinol products include: abdominal pain, nausea, vomiting, dizziness, euphoria, paranoid reaction, somnolence, abnormal thought patterns, or difficulty with concentration/attention. Common adverse events for fentanyl products include: nausea, dizziness, somnolence, vomiting, asthenia or lack of energy and strength and anxiety. An individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

➢	decreased demand for our product candidates;

➢	product recall or withdrawal from the market;

➢	impairment to our business reputation or acceptance in the medical community;

➢	withdrawal of clinical trial participants;

➢	costs of related litigation;

➢	distraction of management’s attention from our primary business;

Risk factors

➢	substantial monetary awards to patients or other claimants;

➢	loss of revenues; and

➢	the inability to commercialize our product candidates.

We have obtained product liability insurance coverage for our clinical trials with a $3,000,000 per occurrence and $3,000,000 aggregate limit. Our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate coverage terms to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if regulatory approval is obtained for any of our product candidates. However, we may be unable to obtain this product liability insurance on commercially reasonable terms or with insurance coverage that will be adequate to satisfy any liability that may arise. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects which are less severe than those of our product candidates. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Currency exchange rate fluctuations may increase our costs.

The exchange rate between the U.S. dollar and non-U.S. currencies in which we conduct our business have and will likely fluctuate in the future. Any appreciation in the value of these non-U.S. currencies would result in higher expenses for our company. We do not have any hedging arrangements to protect against such exchange rate exposures.

Import/export regulations and tariffs may change and increase our costs.

We are subject to risks associated with the regulations relating to the import and export of products and materials. In particular, for dronabinol, we and our dronabinol supplier, Austin Pharma, obtain the two chemicals that are used as starting materials for its production from suppliers in India. We cannot predict whether the import and/or export of our products will be adversely affected by changes in, or enactment of new quotas, duties, taxes or other charges or restrictions imposed by India or any other country in the future. Any of these factors could have a material adverse effect on our operating costs.

Since the two starting materials we utilize to manufacture dronabinol are sourced out of India, we are exposed to a number of risks and uncertainties associated with that geographic region.

The suppliers of the two starting materials we utilize to manufacture dronabinol are located in India. This exposes us to a number of risks and uncertainties outside our control. India has suffered political instability in the past due to various factors including the failure of any party to win an absolute majority in the Indian Parliament for several years. There have also been armed conflicts between India and neighboring Pakistan. Moreover, extremist groups within India and neighboring Pakistan have from time to time targeted Western interests. In addition, India is susceptible to natural disasters such as earthquakes and floods. Political instability, future hostilities with countries such as Pakistan, targeting of our interests by extremist attacks, and earthquakes or other natural disasters in India could harm our operations and impede our ability to produce dronabinol and complete our clinical trials on our anticipated timeline, or at all.

Risk factors

RISKS RELATED TO DEVELOPMENT, TESTING AND COMMERCIALIZATION OF OUR PRODUCTS

We are highly dependent on the success of our dronabinol and Fentanyl SL spray product candidates, and we cannot give any assurance that any of these product candidates will receive regulatory approval or be successfully commercialized.

We are a development stage biopharmaceutical company and do not have internal new drug discovery capabilities. To date, we have not successfully developed any marketable products, and have focused on improved formulations and delivery methods for existing FDA approved products, particularly dronabinol and fentanyl. We are highly dependent on the success of our dronabinol and Fentanyl SL spray product candidates, and we cannot give you any assurance that we will obtain regulatory approval for any of these product candidates or that any of these product candidates will be successfully commercialized.

In particular, we are highly dependent on Dronabinol HG capsule, which we intend to be a generic formulation of Marinol. We submitted an ANDA, for Dronabinol HG capsule to the FDA in September 2006. To date, the FDA has not approved a generic version of Marinol, the composition of matter patent for which has expired. Synthetic dronabinol in any form other than the specific sesame oil soft gelatin capsule dosage form of Marinol as approved by the FDA is a Schedule I controlled substance, and thus may not be commercially marketed. Therefore, we have petitioned the DEA to classify Dronabinol HG capsule, if approved by the FDA, as a Schedule III substance to be consistent with the Schedule III classification for Marinol. On September 24, 2007, the DEA published a proposed rule which would classify certain capsule and tablet formulations of natural (derived from plant material) or synthetic dronabinol in Schedule III if such products are subject to an approved ANDA. By definition, this proposed rule would include our Dronabinol HG capsules and Dronabinol RT capsules. Although we believe that there would be no basis for the DEA to schedule our Dronabinol HG capsules or Dronabinol RT capsules differently than Marinol and this proposed rule may provide insight regarding the DEA evaluation of these product candidates, the DEA may reach a different ultimate conclusion when classifying them. We cannot assure you that the FDA will approve our ANDA for Dronabinol HG capsules or that Dronabinol HG capsules and Dronabinol RT capsules will be classified as Schedule III substances, in the timeline that we currently anticipate, or at all.

We are also highly dependent on the success of our other dronabinol product candidates, including Dronabinol RT capsule, Dronabinol RT syrup and Dronabinol RT nebulizer, and our Fentanyl SL spray product candidate. In addition to FDA approval for each of these other product candidates, the DEA will be required to schedule each dronabinol product before it may be commercially marketed. If we are successful in having the DEA classify Dronabinol HG capsule as a Schedule III substance, we believe that the same classification would likely be applied to Dronabinol RT capsule. We plan to petition the DEA to classify each of our dronabinol products as Schedule III substances. However, because our Dronabinol RT syrup and Dronabinol RT nebulizer will, if approved, represent new delivery methods for dronabinol, the DEA may determine that the stricter controls of Schedule II are appropriate for those products. All currently approved fentanyl products are classified as Schedule II substance and we expect our fentanyl products will be classified as a Schedule II substance as well.

Our business strategy is to generate revenue from the sale of Dronabinol HG capsules to offset the development costs of our other product candidates, submit and obtain FDA regulatory approvals and the appropriate DEA classification for our other product candidates, develop an internal sales force and marketing infrastructure to sell any products that we successfully develop and expand the market for the medical use of dronabinol. If we are unable to develop, receive approval and the appropriate classification for, develop sales and marketing capabilities for, successfully commercialize these product candidates, or successfully expand the market for the medical use of dronabinol, in the sequence and on the timeline we anticipate, we will not be able to execute our business strategy effectively and our ability to generate revenues will be limited.

Risk factors

We may experience delays in the commencement of our pre-clinical studies and clinical trials, which could result in increased costs to us and delay or limit our ability to pursue regulatory approval.

Delays in the commencement of pre-clinical and clinical testing of our product candidates could significantly impact our product development costs and business plan. We do not know whether our anticipated pre-clinical studies or clinical trials of Dronabinol RT syrup, Dronabinol RT nebulizer or Fentanyl SL spray, or any of our other pre-clinical studies or clinical trials, will begin or be conducted on our anticipated timeline, or at all. The commencement of clinical trials in particular can be delayed for many different reasons, including delays:

➢	in obtaining regulatory approvals to commence a clinical trial;

➢	in identifying, recruiting and training suitable clinical investigators;

➢	in identifying, recruiting and enrolling subjects to participate in a clinical trial;

➢

in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, clinical investigators and trial sites, the terms of which can be subject to extensive negotiation and may in vary significantly among different CROs, clinical investigators and trial sites;

➢

in obtaining sufficient quantities of a product candidate for use in clinical trials or other materials necessary to conduct our clinical trials, in particular obtaining sufficient quantities of dronabinol and fentanyl due to regulatory and manufacturing constraints;

➢	in obtaining institutional review board, or IRB, approval to initiate and conduct a clinical trial at a prospective site;

➢	due to regulatory concerns with cannabinoid or opioid products generally and the potential for patient abuse of the drugs; and

➢	due to the need to repeat clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

Any delays in the commencement of our pre-clinical studies or clinical trials will delay our ability to pursue regulatory approval for our product candidates and adversely affect our ability to execute on our business plan and anticipated product development timeline. In addition, many of the factors that cause, or lead to, a delay in the commencement of clinical trials may also ultimately prevent regulatory approval of a product candidate.

Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

Clinical trials are very expensive, time consuming and difficult to design and implement. Even if the results of our clinical trials are favorable, we estimate that the clinical trials of our most advanced product candidates will continue for several years and may take significantly longer than expected to complete. In addition, we, the FDA, an IRB or other regulatory authorities may suspend, delay or terminate our clinical trials at any time, or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:

➢	lack of effectiveness of any product candidate during clinical trials;

➢	discovery of serious or unexpected toxicities or side effects experienced by study participants or other safety issues;

Risk factors

➢	slower than expected rates of subject recruitment and enrollment rates in clinical trials;

➢

difficulty in retaining subjects who have initiated a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason they choose;

➢

delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials, in particular obtaining sufficient quantities of dronabinol and fentanyl due to regulatory and manufacturing constraints;

➢	inadequacy of or changes in our manufacturing process or product formulation;

➢

delays in obtaining regulatory consent to commence a study, or “clinical holds” or delays requiring suspension or termination of a study by a regulatory agency, such as the FDA, before or after a study is commenced;

➢	DEA-related violations at a clinical site, leading the DEA to suspend or revoke the site’s controlled substance license and causing a delay or termination of planned or ongoing studies;

➢	changes in applicable regulatory policies and regulations;

➢	delays or failure in identifying and reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;

➢	uncertainty regarding proper dosing;

➢	unanticipated side effects;

➢	unfavorable results from on-going clinical trials and pre-clinical studies;

➢	failure of our CROs or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

➢

failure by us, our employees, our CROs or their employees to comply with all applicable regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and record-keeping for controlled substances;

➢	scheduling conflicts with participating clinicians and clinical institutions;

➢	failure to design appropriate clinical trial protocols;

➢	insufficient data to support regulatory approval;

➢	inability or unwillingness of medical investigators to follow our clinical protocols;

➢	difficulty in maintaining contact with subjects during or after treatment, which may result in incomplete data; or

➢	regulatory concerns with cannabinoid or opioid products generally and the potential for abuse of the drugs.

There is typically a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to a number of other companies in the pharmaceutical and biotechnology industries that have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If we abandon or are delayed in our clinical development efforts related to our dronabinol, Fentanyl SL spray or any other product candidate, we may not be able to generate sufficient revenues or obtain financing to continue our operations or become profitable, we may not be able to execute on our business plan effectively, our reputation in the industry and in the investment community would likely be significantly damaged and our stock price would likely decrease significantly.

Risk factors

The results of pre-clinical studies and clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later studies or trials.

Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. Favorable results in our early studies or trials may not be repeated in later studies or trials, including continuing pre-clinical studies and large-scale clinical trials, and our product candidates in later stage trials may fail to show desired safety and efficacy despite having progressed through earlier trials. In particular, pre-clinical data and the limited clinical results that we have obtained for Dronabinol RT syrup and Fentanyl SL spray may differ from results from studies in larger numbers of subjects drawn from more diverse populations treated for longer periods of time. They also may not predict the ability of the product candidates to achieve or sustain the desired effects in the intended population or to do so safely. Unfavorable results from ongoing pre-clinical studies or clinical trials could result in delays, modifications or abandonment of ongoing or future clinical trials. In addition, we may report top-line data from time to time, which is based on a preliminary analysis of key efficacy and safety data, and is subject to change following a more comprehensive review of the data related to the applicable clinical trial. Any of our planned later stage clinical trials may not be successful for a variety of reasons, including the clinical trial designs, the failure to recruit or enroll a sufficient number of suitable subjects, undesirable side effects and other safety concerns, and the inability to demonstrate efficacy or safety.

Many of our research and development programs are in early stages of development and may not result in the commencement of clinical trials.

Many of our research and development programs are in the early stages of development. For example, we are in the process of designing pre-clinical studies for our Dronabinol RT nebulizer. We are also developing additional product candidates for which we have not designed or commenced pre-clinical studies or clinical trials, including other dronabinol line extensions, dronabinol combination products, fentanyl line extensions and derivatives of morphine-6-O sulfate and buprenorphine microspheres. The process of developing product candidates requires the commitment of a substantial amount of our technical, financial and personnel resources and is unpredictable. We may not discover additional product candidates with therapeutic potential and any of the product candidates for which we are conducting pre-clinical studies may not result in the commencement of clinical trials. We cannot be certain that results sufficiently favorable to justify commencement of Phase 1 studies will be obtained in pre-clinical investigations. If we are unable to identify and develop new product candidates and advance them to clinical trials, we may not be able to maintain a clinical development pipeline or generate revenues from a clinical development pipeline.

We have never conducted a pivotal clinical trial, including a Phase 3 clinical trial, and our planned pivotal clinical trial protocols and designs for our product candidates, including our anticipated pivotal clinical trials of Dronabinol RT syrup and Fentanyl SL spray, may not be sufficient to obtain FDA approval.

We have never conducted a pivotal clinical trial, including Phase 3 clinical trials, which, in general are significantly more complex and time-consuming and involve more patients than the earlier stage clinical trials that we have conducted to date. The clinical trial protocols and designs of our anticipated and ongoing pivotal clinical trials of Dronabinol RT syrup and Fentanyl SL spray may prove to be insufficient for product approval, and we do not plan to conduct Phase 2 trials for these product candidates. Moreover, we have not yet sought FDA agreement on our planned primary endpoints or the statistical plans for Dronabinol RT syrup under which the results of our anticipated pivotal clinical trials will be analyzed. We conducted an End-of-Phase 2 meeting with the FDA in December 2007 at which

Risk factors

we received guidance from the FDA on, among other things, our clinical development approach and statistical plan for our pivotal efficacy study for Fentanyl SL spray. The FDA has agreed to review the final protocol and analysis plan after we input changes discussed at the meeting. Although we believe that we have planned for and designed all necessary clinical and non-clinical studies in accordance with the FDA’s guidance, the FDA may not agree with the specific manner in which we have interpreted and sought to implement its guidance. Moreover, there can be no assurance that when our New Drug Application, or NDA, is submitted, the FDA will continue to adhere to the guidance provided at the End-of-Phase 2 meeting, or that no new or modified FDA policies or requirements will have been adopted that could require new or additional studies in support of product approval. It is possible that the FDA could determine that it is not satisfied with our plan or the details of our pivotal clinical trial protocols and designs. Moreover, even if we achieve positive results on the endpoints for a trial, the results may not be sufficient to demonstrate efficacy at the level required by the FDA for product approval. It is possible that we may make modifications to the clinical trial protocols or the designs of one or more of our pivotal clinical trials that delay the enrollment or completion of our clinical trials or delay our pursuit of regulatory approval of these product candidates.

We may choose to conduct one or more of our clinical trials outside the United States and the FDA may not accept data from any such trial.

We may choose to conduct one or more of our clinical trials outside the United States in the future. In addition, though we are not conducting this trial, we are currently providing the drug substance for and paying a small amount of monitoring fees in connection with an ongoing Phase 3 clinical trial for the use of dronabinol in the treatment of multiple sclerosis in the United Kingdom. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of such study data by the FDA is subject to certain conditions. For example, the study must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. The FDA has advised us that the patient population in which our clinical studies are conducted should be representative of the population in which we intend to use the product. In addition, such studies would be subject to the applicable local laws and FDA acceptance of the data would be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations.

Our stock price could decline significantly based on the results of clinical trials and pre-clinical studies of, and decisions affecting, our product candidates.

Results of clinical trials and pre-clinical studies of our product candidates, including our anticipated clinical trials of Dronabinol RT syrup, Dronabinol RT nebulizer and Fentanyl SL spray and our anticipated pre-clinical studies of Dronabinol RT nebulizer, may not be viewed favorably by us or third parties, including investors, analysts and potential collaborators. The same may be true of how we design the clinical trials and pre-clinical studies of our lead product candidates (which may change significantly and be more expensive than currently anticipated) and regulatory decisions affecting those clinical trials and pre-clinical studies. Moreover, we may not be successful in completing these clinical trials or pre-clinical studies on our projected timeline, if at all. In particular, if we do not obtain regulatory approval for our Dronabinol HG capsule product as anticipated, then our planned application for the approval of Dronabinol RT capsule, our planned clinical trials for Dronabinol RT syrup and Dronabinol RT nebulizer and our planned pre-clinical studies for Dronabinol RT nebulizer may be delayed or suspended indefinitely. Biotechnology and pharmaceutical company stock prices have declined significantly when such results and decisions were unfavorable or perceived negatively or when a product candidate did not otherwise meet expectations.

Risk factors

Our product candidates contain controlled substances, the use of which may generate public controversy.

Dronabinol, though synthetic, is a cannabinoid. Moreover, fentanyl is a Schedule II controlled substance narcotic derivative and despite the strict regulations on the marketing, prescribing and dispensing of Schedule II substances, illicit use and abuse of fentanyl products is well-documented. Since our product candidates contain controlled substances, regulatory approval of these product candidates may generate public controversy. Political and social pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of our product candidates. For some or all of our products, the FDA will require us to develop a comprehensive risk management program to reduce the inappropriate use of our product candidates, including restrictions on the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. The DEA could encourage the FDA to take such actions. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of our product candidates. Such a program or delays of any approval from the FDA could limit market acceptance of the product.

Legalization of marijuana or non-synthetic cannabinoids in the United States could significantly limit the commercial success of any dronabinol product candidate.

Currently, dronabinol is one of a limited number of FDA-approved synthetic cannabinoids in the United States. Therefore in the United States, dronabinol products do not currently have to compete with natural cannabis or non-synthetic cannabinoids such as GW Pharmaceutical’s Sativex® . However, the DEA’s proposed rule issued on September 24, 2007 would clarify “natural dronabinol” derived from plant material as Schedule III if part of an approved ANDA. Literature has been published arguing the benefits of marijuana over dronabinol. Moreover, irrespective of its potential medical applications, there is some support in the United States for legalization of marijuana. If marijuana were legalized in the United States, the market for dronabinol product sales would likely be significantly reduced and our ability to generate revenue and our business prospects would be materially adversely affected.

If we are unable to establish sales and marketing capabilities or execute on our sales and marketing strategy, we may not be able to effectively market and sell our products and generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products and we must build this organization or make arrangements with third parties to perform these functions in order to commercialize any products we successfully develop and for which we obtain regulatory approvals. We currently intend to establish an internal sales force and marketing infrastructure utilizing a model that has been employed by companies certain of our management have worked with in the past. Under this model, we expect to maintain a smaller sales force than many of our competitors, which could hinder our efforts relative to our competitors to market any products that we are able to commercialize. The establishment and development of an internal sales force and marketing infrastructure will be expensive and time consuming and could delay any product launch. We cannot be certain that we will be able to successfully develop these capabilities. If we are unable to establish our sales and marketing capabilities or any other capabilities necessary to commercialize any products we may develop and for which we obtain regulatory approvals, we will need to contract with third parties to market and sell such products. This would likely result in significantly greater sales and marketing expenses than currently estimated in our business plan. Moreover, we cannot assure that our sales and marketing strategy, which is based on the model used in other companies, will work effectively for our company and the markets for our product candidates. For international sales, we plan to contract with third parties as opposed to building an internal international sales force or marketing infrastructure. We

Risk factors

currently possess limited resources and may not be successful in establishing our own internal sales force and marketing infrastructure for the United States or in establishing arrangements with third-parties for international sales on acceptable terms, if at all.

If we obtain regulatory approvals for our dronabinol and fentanyl products or any other product candidate and those products do not achieve broad market acceptance among physicians, patients, hospitals, healthcare payors and the medical community, we will generate limited revenues from sales of that product.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

➢	the clinical indications for which the product is approved;

➢	our ability to provide acceptable evidence of safety and efficacy, and acceptance by physicians and patients of the product as a safe and effective treatment;

➢

the relative convenience and ease of administration, and our expectation that dronabinol products that can be stored at room temperature will gain market acceptance over cool or refrigerated storage versions of dronabinol and also expand the overall medical use of dronabinol products;

➢	the prevalence and severity of any adverse side effects;

➢	warnings or limitations contained in a product’s FDA-approved labeling;

➢	the DEA scheduling classification;

➢	the availability of alternative treatments, and the perceived advantages of one product over alternative treatments;

➢	pricing and cost effectiveness;

➢	the effectiveness of our sales, marketing and distribution strategies, particularly the targeted internal sales force and marketing infrastructure we anticipate forming;

➢	our ability to obtain sufficient third-party coverage or reimbursement; and

➢	the willingness of patients to pay out of pocket in the absence of third-party coverage.

Dronabinol and fentanyl treatments can be costly to patients. Accordingly, hospitals and physicians may resist prescribing our products and patients may not purchase our products due to cost. If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, hospitals, healthcare payors and the medical community, we may not generate sufficient revenue from these products and we may not become or remain profitable.

Even if we obtain regulatory approval for any of our dronabinol product candidates and they are successfully commercialized, an inability to expand the market for the medical use of dronabinol will have a material adverse affect on our business plan and ability to generate revenue.

Solvay Pharmaceuticals, the company that markets Marinol, a drug that was first commercialized in the United States in 1985, reported Marinol sales of approximately $133 million in 2006. There is no guarantee the market for dronabinol products will expand in the future. Moreover, we have initially

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applied for our Dronabinol HG capsule to be indicated solely for the treatment of nausea and vomiting associated with cancer chemotherapy in patients who have failed to respond adequately to conventional treatments. Marinol sales include sales of dronabinol not only to treat this indication but also to treat appetite loss associated with weight loss in people with acquired immunodeficiency syndrome.

Our business plan is highly dependent upon our ability to expand the market for the medical use of dronabinol through commercial introduction of our various dronabinol candidates and maintain or increase a significant overall share of that market. The potential market for dronabinol products may not expand as anticipated or may even decline based on numerous factors, including the introduction of superior alternative products and regulatory action negatively impacting the dronabinol market. In particular, DEA quotas on dronabinol production may place limits on the potential size of the dronabinol market. Moreover, even if we obtain regulatory approval for our dronabinol product candidates and they are successfully commercialized, there is no guarantee that introduction of improved formulations of dronabinol will result in expansion of the dronabinol market or permit us to gain share in that market or maintain or increase any market share we may have already captured. New dronabinol products that we introduce could potentially replace our then currently marketed dronabinol products, thus not impacting the overall size of the market or increasing our overall share of that market. If we are unable to expand the market for the medical use of dronabinol or gain, maintain or increase market share in that market, this failure would have a material adverse affect on our ability to execute on our business plan and ability to generate revenue.

Even if our product candidates receive regulatory approval in the United States, we may never obtain regulatory approval or successfully commercialize our products outside of the United States.

In order to market any products outside of the United States, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales and distribution of our products. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods, and may be otherwise complicated by our product candidates being controlled substances such as synthetic cannabinoids and fentanyl. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA and DEA approval. The regulatory approval process in other countries may include all of the risks described above regarding FDA and DEA approval in the United States, as well as additional risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

To date, we have not initiated any discussions with the European Medicines Agency, or EMEA, or other foreign regulatory authorities with respect to seeking regulatory approval for any product in Europe or in any other country outside the United States. As in the United States, the regulatory approval process in Europe and in other countries is a lengthy and challenging process. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA and DEA approval in the United States. Such effects include the risk that our product candidates may not be approved for all indications requested or may be subject to stringent controls on their prescription and distribution by physicians and pharmacies, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing studies, all of which could limit the uses of our product candidates and adversely impact potential product sales and/or collaboration opportunities.

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If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

We are subject to uncertainty relating to healthcare reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors establish appropriate coverage and reimbursement levels for our product candidates and related treatments. As a threshold for coverage and reimbursement, third-party payors generally require that drug products have been approved for marketing by the FDA. Third-party payors are increasingly imposing additional requirements and restrictions on coverage, and limiting reimbursement levels for medical products. These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our product candidates or exclusion of our product candidates from coverage and reimbursement programs. The cost containment measures that healthcare payors and providers are instituting and the effect of any healthcare reform could significantly reduce our revenues from the sale of any approved product. We cannot provide any assurances that we will be able to obtain third-party coverage or reimbursement for our product candidates in whole or in part.

In the United States, there have been a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenues and profitability and the future revenues and profitability of our potential customers. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a new Medicare Part D prescription drug benefit, which became effective January 1, 2006. It remains difficult to predict the impact that the prescription drug program will have on us and our industry. Under the prescription drug benefit, Medicare beneficiaries can obtain prescription drug coverage from private sector plans that are permitted to limit the number of prescription drugs that are covered in each therapeutic category and class on their formularies. If our products are not widely included on the formularies of these plans, our ability to market our products to the Medicare population could be harmed.

There also have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare costs to contain or reduce costs of healthcare may adversely affect one or more of the following:

➢	our ability to set a price that we desire for our products;

➢	our ability to generate revenues and achieve profitability;

➢	the future revenues and profitability of our potential customers, suppliers and collaborators; and

➢	the availability of capital.

In certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may, in some cases, be unavailable. In the United States, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it

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may result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to market our products and generate revenues. It is also possible that other proposals having a similar effect will be adopted.

RISKS RELATED TO REGULATORY APPROVAL AND REGULATION OF OUR PRODUCT CANDIDATES

Although we intend to seek to utilize various regulatory mechanisms which may accelerate drug development and approval for some of our product candidates, there is no guarantee that the FDA will permit us to do so or that these mechanisms would lead to accelerated drug development or approval.

In January 2007, we were advised by the Office of Generic Drugs of the FDA that applications for generic dronabinol capsules are currently being evaluated on an “expedited review” basis, which according to the FDA means that these applications are among the reviewers’ highest priorities in their work queues. However, for generic drugs, there is no official “fast track” or “priority review” designation as there is for non-generic drugs, and our expectation of the FDA’s timeline for reviewing applications for generic versions of Marinol on an “expedited” basis may be different, and possibly materially different, from the FDA’s actual review period. Moreover, the FDA has required that we manufacture an additional test batch of Dronabinol HG for our ANDA. The time necessary to manufacture and submit information on this batch, and for the FDA to review that information, may diminish or eliminate any benefit of expedited review. If our ANDA for Dronabinol HG capsule is not reviewed in the time frame we anticipate, or if amendments to our ANDA do not adequately address all the deficiencies in our ANDA which have been identified by the FDA in a manner that is satisfactory to the FDA, our anticipated timeline for FDA approval of and commercial production and marketing of our Dronabinol HG capsule will be delayed, or we may be unable to market the product at all. Any such delays would adversely affect our ability to execute on our business plan.

On April 4, 2007, the FDA issued a “major deficiency” letter in which it cited 38 separate deficiencies in our Dronabinol HG capsule ANDA. In response to this deficiency letter, we made changes and submitted to the FDA a “major amendment” to our ANDA on June 26, 2007. On November 19, 2007, we received another “major deficiency” letter, which would require a major amendment, citing 13 comments that were concentrated on two major issues related to impurity levels and validation batches. On November 29, 2007, we conducted a telephone conference call with the reviewing division of the FDA and agreed to revise certain specifications, and provide the FDA with additional documentation intended to resolve all issues addressed in the November 2007 “major deficiency” letter. On December 11, 2007, we conducted another telephone conference call with the FDA during which we agreed to manufacture one additional test batch of Dronabinol HG capsules utilizing all of the previously agreed to monitoring controls. The FDA will not approve our ANDA until it reviews the test data on the new batch. We expect to complete the new batch and required testing and to submit the data to the FDA by the second quarter of 2008. As a result, the FDA also agreed to reclassify our forth-coming amendment to “minor,” which we understand to mean that the FDA will review our new test batch data within one to two months of submission as opposed to six months. While we believe we will have adequately addressed all of the identified deficiencies upon successful manufacture and testing of our new test batch, we cannot assure that the new test batch will be successful, nor that the FDA will accept our responses to open deficiencies, nor that the FDA will not identify new deficiencies.

We cannot assure you that the FDA will consider these or any of our other responses adequate. A refusal by the FDA to accept any one or more of our responses, including those described above, could require

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us to undertake additional time-consuming and expensive manufacturing and testing activities, including clinical testing, which could cause significant delay in the review and potential approval of our ANDA, or prevent us from receiving approval at all. Moreover, the requirement to produce an additional test batch of Dronabinol HG capsule entails usage of dronabinol we had anticipated allocating for other uses. Any additional delay in obtaining regulatory approval for Dronabinol HG capsule as a result of the deficiency letter and the need to make and test a new batch increases the chances that our competition will produce and obtain regulatory approval for other generic versions of Marinol before us, which would likely have a material negative impact upon our competitive position and ability to generate revenue from Dronabinol HG capsule product sales. This in turn could have a material adverse affect on our ability to execute on our business plan and develop our other product candidates.

Moreover, we cannot file a supplement to our ANDA for our Dronabinol RT capsule product candidate and labeling providing for storage at room temperature unless the Dronabinol HG capsule ANDA is first approved by the FDA. Therefore, any additional delay in obtaining FDA approval for Dronabinol HG capsule will have a negative impact upon our timing for regulatory review of Dronabinol RT capsule which may harm our competitive position and delay our ability to generate revenue.

In addition, we intend to seek FDA approval of certain of our product candidates, including Dronabinol RT syrup, Dronabinol RT nebulizer and Fentanyl SL spray, utilizing Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or Section 505(b)(2). Section 505(b)(2), if applicable to any NDA we file, would allow us to file that NDA with the FDA relying in part on data in the public domain or on the FDA’s prior findings regarding the safety and effectiveness of approved drugs, which could expedite the development program for our product candidates by potentially decreasing the overall scope of work we must do ourselves. If we are unable to utilize Section 505(b)(2), the development program for certain of our product candidates, including Dronabinol RT syrup, Dronabinol RT nebulizer and Fentanyl SL spray, would be materially longer than we expect, and we would also have to conduct significantly more costly trials than we anticipate, which would harm our business. In addition, Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. Moreover, even if we are able to utilize Section 505(b)(2), there is no guarantee this would ultimately lead to accelerated drug development or approval.

We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

The research, testing, development, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, marketing, distribution, possession and use of our product candidates, among other things, are subject to regulation by numerous governmental authorities in the United States and elsewhere. The FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and implementing regulations. Noncompliance with any applicable regulatory requirements can result in refusal of the governmental authority to approve products for marketing, criminal prosecution and fines, warning letters, product recalls or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. In addition, the regulatory requirements relating to our products may change from time to time and it is impossible to predict what the impact of any such changes may be.

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We are developing product candidates that are “controlled substances” as defined in the Controlled Substances Act of 1970, or CSA, which establishes, among other things, certain registration, production quotas, security, record keeping, reporting, import, export and other requirements administered by the DEA. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Dronabinol in sesame oil and encapsulated in a soft gelatin capsule in the form previously approved by the FDA for the commercial sale of Marinol is currently listed by the DEA as a Schedule III substance under the CSA. Dronabinol in bulk or other product forms is currently classified by the DEA as a Schedule I substance under the CSA. If the FDA approves formulations of dronabinol other than Marinol, the DEA will have to make a scheduling determination and place the products in a schedule other than Schedule I, which does not apply to FDA-approved products. Fentanyl is listed by the DEA as a Schedule II substance under the CSA.

The manufacture, shipment, storage, sale and use, among other things, of controlled substances that are pharmaceutical products are subject to a high degree of regulation. For example, all Schedule II substance prescriptions, such as prescriptions for fentanyl, must be written and signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription.

Moreover, the DEA limits the availability and production of all Schedule I and Schedule II substances through a quota system which includes a national aggregate quota and individual quotas. Our contract manufacturers must annually apply to the DEA for procurement quotas in order to obtain the active ingredients used in our product candidates, because they are currently classified, and in bulk form will remain classified, as Schedule I or Schedule II substances. As a result, the procurement quotas of the active ingredients for our product candidates may not be sufficient to meet our clinical trials needs or if we obtain regulatory approvals for any of these product candidates, our commercial needs. Any delay or refusal by the DEA in establishing the procurement quotas or a reduction in our contract manufacturer’s quota for any controlled substances could delay or stop our pre-clinical studies or clinical trials or if we obtain regulatory approvals for any of these product candidates, the launch or commercial sale of those products. This could have a material adverse effect on our business, our ability to execute on our business plan, our financial position and results of operations and our ability to generate revenue to fund the development of our other product candidates.

The DEA also conducts periodic inspections of registered establishments that handle controlled substances. Facilities that conduct research, manufacture, distribute, import or export controlled substances must be registered to perform these activities and have the security, control and inventory mechanisms required by the DEA to prevent drug loss and diversion. Failure to maintain compliance, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, results of operations, financial condition and prospects. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Individual states also have controlled substances laws. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule our product candidates as well. While some states automatically schedule a drug when the DEA does so, in other states there has to be rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations in order to be able to obtain, handle, and distribute controlled

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substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions from the states in addition to those from the DEA or otherwise arising under federal law.

Annual DEA quotas on the amount of dronabinol allowed to be produced in the United States and our specific allocation of dronabinol by the DEA could significantly limit the clinical development of our dronabinol product candidates as well as the production or sale of any of dronabinol product candidates for which we obtain regulatory approval.

Because dronabinol is subject to the DEA’s production and procurement quota scheme, the DEA establishes annually an aggregate quota for how much dronabinol may be produced in total in the United States based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. This limited aggregate amount of dronabinol that the DEA allows to be produced in the United States each year is allocated among individual companies, who must submit applications annually to the DEA for individual production and procurement quotas. Our dronabinol manufacturer, Austin Pharma, must receive an annual quota from the DEA in order to produce dronabinol for us. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. The DEA’s aggregate production quota for dronabinol was 312.5 kilograms for each of 2005, 2006, 2007 and 2008. In 2008, Austin Pharma was allocated a sufficient quantity of dronabinol to meet our testing needs through 2008. We may need significantly greater amounts of dronabinol in future years to implement our business plan.

We will first allocate any dronabinol Austin Pharma produces for us to our clinical trials in which human subjects are enrolled. Currently, that means we will give priority allocation of dronabinol to our program studying dronabinol as a potential treatment for multiple sclerosis over our other dronabinol product candidates. We believe we will need approximately four kilograms of dronabinol for these multiple sclerosis studies in 2008. The FDA requested that we produce one new test batch, and we believe we will need approximately one kilogram of dronabinol to produce this test batch. Finally, we do not know what amounts of dronabinol Solvay has requested for 2008 for its Marinol production or for use in other dronabinol development programs such as their program developing a metered dose inhaler version of dronabinol with Nektar which is currently in Phase 2 clinical trials. Nor do we know what amounts of dronabinol other companies developing dronabinol product candidates may have requested for 2008. The DEA, in assessing factors such as medical need, abuse potential and other policy considerations, may choose to set the aggregate dronabinol quota lower than the total amount requested by the companies. We are permitted to petition the DEA to increase the 2008 aggregate quota after it is initially established, but there is no guarantee the DEA would act upon such a petition. Our procurement quota of dronabinol may not be sufficient to meet our pre-clinical and clinical development needs or commercial demand if we receive regulatory approval for any of our dronabinol product candidates. The success of our business plan will depend in large part on our being able to expand the overall market for the medical use of dronabinol by introducing new dronabinol formulations, and increasing the overall sales of any dronabinol product candidates for which we receive requisite regulatory approvals. In order to be able to increase our overall aggregate sales of our dronabinol product candidates, Austin Pharma will need to receive increasing allotments over time under the quotas set by the DEA. Austin Pharma can request an increase of its procurement quota at any time. However, any delay or refusal by the DEA in establishing the procurement quota or a reduction in our quota for dronabinol or a failure to increase it over time as we anticipate could delay or stop the clinical development of one or more of our dronabinol product candidates or if approved, the product launches or commercial sale of our dronabinol products or cause us to fail to achieve our expected operating results, which could have a material adverse effect on our business, our ability to execute on our business plan, our financial position and results of operations and our ability to generate revenue to fund the development of our other product candidates.

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Failure to obtain or maintain Schedule III classification for any of our dronabinol product candidates would substantially limit our ability to produce and commercialize any such product candidates.

The DEA generally regulates dronabinol as a Schedule I controlled substance, except in the FDA-approved Marinol product, which is a Schedule III controlled substance. Schedule I controlled substances are deemed not to have any medically recognized use and may not lawfully be commercially sold or marketed. After the initial FDA approval of Marinol in 1985, the DEA scheduled dronabinol in sesame oil and encapsulated in a soft gelatin capsule in a form approved by the FDA under Schedule II. In 1999, the DEA promulgated a regulation that reclassified this formulation as a Schedule III controlled substance. This regulation directly corresponds to the product characteristics of Marinol, whose sponsor had petitioned the DEA for the scheduling change. Because our dronabinol HG and RT capsule product candidates utilize a hard capsule dosage form, which differs from the “soft capsule” form described in the DEA’s dronabinol Schedule III regulation, we submitted a rescheduling petition in November of 2006 requesting the DEA to amend its regulation in one of several alternative ways so that our dronabinol capsules would also be regulated as Schedule III drugs. The DEA has not yet acted on our petition, but it has informed us that our product will remain in Schedule I and may not be marketed until such time as the DEA amends its dronabinol scheduling regulation. The DEA also informed us that it is unable to predict whether our petition will be granted, or whether any such rescheduling decision will be made prior to any FDA approval of our Dronabinol HG ANDA. Subsequent to being so advised by the DEA, on September 24, 2007, the DEA published a proposed rule which would classify certain tablet and capsule formulations of natural (derived from plant material) or synthetic dronabinol in Schedule III if such products are subject to an approved ANDA. By definition, this proposed rule would include our Dronabinol HG capsule and Dronabinol RT capsule product candidates. Although we believe the DEA will ultimately schedule our Dronabinol capsules under Schedule III, if approved by the FDA. It is possible that the DEA could decide to schedule our capsule product, or all dronabinol capsule products including Marinol and any other generic versions, as Schedule II controlled substances. It is also possible that the DEA will schedule other dosage forms of dronabinol, including our syrup or nebulizer products, in Schedule II.

Failure to obtain Schedule III classification for our dronabinol product candidates would result in significantly greater restrictions on our anticipated ability to produce and commercialize any such dronabinol products and would have a material adverse affect on our business and ability to generate revenue. This is because the restrictions on the manufacture, sale, distribution, prescribing, and dispensing of Schedule III substances are less stringent than for Schedule II substances. For instance, Schedule II drugs or substances may not be dispensed without the written prescription of a practitioner, and prescriptions for these drugs or substances may not be refilled. Although the DEA regulates the frequency of Schedule III prescription refills, physicians are not prohibited from issuing non-written prescriptions and permitting refills of prescriptions for such substances. A failure by the DEA to respond favorably to the petition before, or in a timely manner after, FDA approval of our dronabinol HG ANDA, or a refusal by the DEA to grant our request to schedule our product under Schedule III, would have an adverse impact on our ability to promptly or effectively commercialize our dronabinol HG product.

Because the DEA currently regulates the scheduling of dronabinol on a product-specific basis, as opposed to regulating all dronabinol-containing products under one schedule as it does with many other controlled substances, such as fentanyl, we believe that the DEA will also need to make individual scheduling decisions with respect to our dronabinol syrup and nebulizer products, based on, among other factors, assessments of the drug abuse potential for each of our formulations. Even if the DEA agrees to classify our dronabinol capsules under Schedule III, because our Dronabinol RT syrup and Dronabinol RT nebulizer will, if approved, represent novel dosage forms, and in the case of the nebulizer a novel

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route of administration, for dronabinol, the DEA may determine that the stricter controls of Schedule II are appropriate for those products and the agency may not agree to schedule these other dronabinol products under Schedule III. Moreover, the DEA’s scheduling decisions for any or all of our products may be not be issued until significantly after any FDA approval of those products, if any. Even with FDA approval, we will not be able to market any of our controlled substance products until the DEA has issued a scheduling decision with respect to each drug product.

We use hazardous materials, chemicals and controlled substances in our research and development activities and we may incur significant costs complying with the environmental, health and safety laws and regulations that govern such use. In addition, if we fail to comply with the applicable environmental, health and safety regulations, we could be exposed to significant liabilities.

Our research and development activities involve the use of potentially harmful hazardous materials, chemicals and controlled substances that could be hazardous to human health and safety or the environment and which are subject to a variety of federal, state and local laws and regulations governing their use, generation, manufacture, storage, handling and disposal. These materials and various wastes resulting from their use are stored at our facility pending ultimate use and disposal. We cannot completely eliminate the risk of contamination, which could cause:

➢	an interruption of our research and development efforts;

➢	injury to our employees and others;

➢	environmental damage resulting in costly clean up; and

➢	liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

In such an event, we may be held liable for any resulting damages, and any such liability could exceed our resources. Although we carry insurance in amounts and type that we consider commercially reasonable, we do not carry specific biological or hazardous waste insurance coverage.

Even if any of our product candidates receives regulatory approvals, our product candidates will still be subject to extensive ongoing obligations of the FDA and DEA and continued regulatory review, which may result in significant expense and limit our ability to commercialize our product candidates.

If we receive regulatory approval for any of our product candidates, we will also be subject to ongoing FDA obligations and continued regulatory review, such as continued safety testing, surveillance and reporting requirements, and we may also be subject to additional FDA post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize our product candidates. We and our contract manufacturers will also be subject to ongoing DEA regulatory obligations, including annual registration renewal, security, recordkeeping, theft and loss reporting, and periodic inspection, and must receive annual quota allotments for the raw material for commercial production of our products.

If any of our product candidates receive U.S. regulatory approval, the FDA may impose significant restrictions or limitations on the indicated uses for which such drugs may be marketed or impose ongoing requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the products. In addition, regulatory agencies such as the FDA and the DEA, subject a drug, its manufacturer and the manufacturer’s facilities to continual review and inspections. The subsequent discovery of previously unknown problems with a drug, including adverse events of

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unanticipated severity or frequency, or problems with the facility where the drug is manufactured, may result in restrictions on the marketing of that drug, and could include withdrawal of the drug from the market. Failure to comply with applicable regulatory requirements may result in:

➢	withdrawal of product approvals by the FDA, or revocation of necessary DEA licenses;

➢	issuance of warning letters by the FDA or show cause notices by the DEA;

➢	fines and other civil penalties;

➢	criminal investigations and prosecutions;

➢	injunctions, suspensions or revocations of marketing licenses;

➢	suspension of any ongoing pre-clinical studies and clinical trials;

➢	denial or reduction of quota;

➢	suspension of manufacturing;

➢	delays in commercialization;

➢	refusal by the FDA to approve pending applications or supplements to approved applications filed by us;

➢	refusals to permit drugs or precursor chemicals to be imported or exported to or from the United States;

➢	restrictions on operations, including costly new manufacturing requirements; and

➢	product recalls or seizures.

In addition, our product labeling, advertising and promotion is subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, a drug may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

The FDA’s regulations, policies or guidance may change and new or additional statutes or government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to achieve and maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

In addition to FDA and DEA restrictions on the marketing of pharmaceutical products and federal and state restrictions on prescribing these products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or, in return for, purchasing,

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leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to obtain regulatory approvals or we are unable to successfully sell our generic Dronabinol HG capsules, our future results of operations would be adversely affected.

Our future results of operations depend on our ability to obtain regulatory approval for and commercialize our generic and most advanced product candidate, Dronabinol HG capsule. To obtain regulatory approval for this product candidate, we will be required to demonstrate to the satisfaction of the FDA, among other things, that our generic product contains the same active ingredients, is of the same dosage strength, form and route of administration, and has the same labeling, with certain exceptions. Our generic product must also meet compendial or other applicable standards for strength, quality, purity and identity. Our generic product must also be bioequivalent, meaning generally that there are no significant differences in the rate and extent to which the active ingredients are absorbed and become available at the site of drug action.

We must also demonstrate the adequacy of our methods, controls and facilities used in the manufacture of the product, including that they meet current good manufacturing practices, or cGMP. We cannot predict whether any of our generic product candidates will meet FDA requirements for approval.

The patent covering the Marinol composition, known as U.S. Patent No. 3,668,224, expired in June 1989. Also, U.S. Patent No. 6,703,418 includes claims to the use of Marinol to treat weight loss in patients suffering from symptomatic HIV infection, which is a different indication than that sought in our ANDA. This is the only use patent listed in the FDA’s Orange Book for Marinol. We will not seek approval of that appetite loss use in our ANDA for Dronabinol HG capsule or our ANDA supplement

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for Dronabinol RT capsule. In the past, other companies have attempted to produce a generic version of Marinol and we believe other companies are currently in the process of attempting to successfully produce or seeking FDA approval for a generic version of Marinol.

On October 25, 2007, Unimed Pharmaceuticals, Inc., a wholly-owned subsidiary of Solvay Pharmaceuticals, Inc., or Solvay, submitted a citizen petition to the FDA requesting that the FDA require ANDAs for generic versions of Marinol to contain both the CINV indication and the indication for the treatment of appetite loss in patients with Acquired Immune Deficiency Syndrome, or AIDS. The Solvay petition has the potential to cause delay in the approval of our pending ANDA for our Dronabinol HG capsules. Because there is a listed patent for the AIDS indication for Marinol (U.S. Patent No. 6,703,418), if the FDA granted Unimed’s petition, we would be required to provide a patent certification to the FDA, either in the form of a Paragraph III certification, in which case we would wait for the patent to expire, or a Paragraph IV certification alleging the invalidity and/or non-infringement of the patent. If Unimed then filed a patent infringement lawsuit within 45 days of its receipt of a Paragraph IV certification, the FDA would automatically be prevented from approving our ANDA until the earlier of 30 months, expiration of the patent (in February 2011), settlement of the lawsuit or a decision in the infringement case that is favorable to us. Any such delay of the potential approval of our ANDA by the FDA would have a material adverse effect on our business and future results of operations.

Our ability to successfully sell generic products, including Dronabinol HG capsule if approved, depends in large part on the acceptance of those products by third parties such as wholesalers, pharmacies, physicians and patients. Although the brand-name products generally have been marketed safely for many years prior to the introduction of a generic alternative, there is a possibility that one of our generic products could produce an unanticipated clinical side effect, or be considered less effective or less convenient, or otherwise inferior, to the branded product, which could result in an adverse effect on our ability to achieve acceptance by third parties. In addition, brand-name manufacturers have taken numerous steps to combat competition from generics, including:

➢

pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for a number of years or otherwise delay the launch of generics;

➢	submitting Citizen Petitions to request the FDA to take adverse administrative action with respect to an ANDA approval;

➢	seeking changes to the United States Pharmacopeia, a government and industry recognized compendia of drug standards;

➢	filing patent infringement lawsuits whether or not meritorious, to trigger up to a 30-month stay in the approval of an ANDA;

➢	attaching special patent extension amendments via federal legislation;

➢	limiting DEA quotas, in the case of a controlled substance, in order to limit the ability of generic companies to obtain adequate quantities of the drug; and

➢	engaging in state-by-state initiatives to enact legislation or regulatory policies that restrict the substitution of some generic drugs for brand-name drugs.

If these or other efforts, including action to oppose rescheduling of dronabinol generics, or to delay or impede generic competition, are successful, we may be delayed or unable to sell our generic products, such as Dronabinol HG capsule if approved, that are subject to these efforts which could have a material adverse effect on our sales and profitability.

Risk factors

RISKS RELATING TO OUR INTELLECTUAL PROPERTY

Our success depends in part upon our ability to protect our intellectual property for our branded products, such as Dronabinol RT capsule, Dronabinol RT syrup, Dronabinol RT nebulizer and Fentanyl SL spray.

Our commercial success with respect to our branded products, including Dronabinol RT capsule, Dronabinol RT syrup, Dronabinol RT nebulizer and Fentanyl SL spray, depends on obtaining and maintaining patent protection in both the United States and in other countries and trade secret protection for our product candidates, proprietary technologies and their uses. Our ability to protect our drug products from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents.

Due to evolving legal standards relating to patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to maintain, obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates and products or provide sufficient protection to afford a commercial advantage against competitive products or processes, including those from branded and generic pharmaceutical companies. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. Patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the United States Patent and Trademark Office, or USPTO, for the entire time prior to issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lag behind actual discoveries. Consequently, we cannot be certain that we or our licensors were the first to invent, or the first to file patent applications on our product candidates or products. In the event that a third party has also filed a U.S. patent application relating to our drug product or a similar invention, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our product candidates or by covering similar technologies that affect our target markets.

The laws of some foreign jurisdictions do not have intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property in foreign jurisdictions, our business prospects could be substantially harmed.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

Risk factors

The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

➢	we might not have been the first to file patent applications for these or similar inventions;

➢	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

➢	others may independently develop similar or alternative technologies or duplicate any of our technologies;

➢	the patents of others may have an adverse effect on our business;

➢	it is possible that none of our or our licensors’ pending patent applications will result in issued patents;

➢	any patents we obtain or our licensors’ issued patents may not encompass commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;

➢	any patents we obtain or our in-licensed issued patents may not be valid or enforceable; or

➢	we may not develop additional proprietary technologies that are patentable.

We do not currently have any issued patents protecting our Dronabinol RT product candidates or Fentanyl SL spray product candidate. If we or our licensors fail to appropriately prosecute and maintain patent protection for these product candidates or other product candidates that we may develop, our ability to develop and commercialize these or any other product candidates we develop may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on our business, financial condition and results of operation.

Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with certain of our employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, and we would not be able to prevent their use.

We license patent rights from third party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects may be harmed.

We are party to a number of licenses that give us rights to third party intellectual property that are necessary or useful for our business. In particular, we have obtained licenses from the University of Mississippi and University of Kentucky with respect to a suppository formulation of dronabinol hemisuccinate esters and morphine-6-O-sulfate, respectively. We may enter into additional licenses to third- party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents issue in respect of these patent applications,

Risk factors

our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would, and we only maintain the right to assume patent maintenance and prosecution activities if the applicable licensor fails or decides to not take any action under certain of these licenses. In addition, our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our commercial success also depends upon our ability and the ability of our future collaborators to develop, manufacture, market and sell our product candidates and to use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be currently pending applications, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. If one of these patents was found to cover our product candidates, proprietary technologies or their uses, we or our future collaborators could be required to pay damages and could be unable to commercialize our product candidates or to use our proprietary technologies unless we or they obtained a license to the patent. A license may not be available to us or our future collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable right which could prohibit us from making, using or selling our products, technologies or methods.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. And in particular, the generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

➢	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

➢

substantial damages for infringement, including treble damages and attorneys’ fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes on or violates the third party’s rights;

➢	a court prohibiting us from selling or licensing the product or using the proprietary technology unless the third party licenses its technology to us, which it is not required to do;

➢	if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross licenses to our technology; and

➢	redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial funds and time.

Risk factors

We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our product candidates, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, we believe there is a significant risk that third parties may allege they have patent rights encompassing our products, technology or methods. Other product candidates that we may in-license or acquire could be subject to similar risks and uncertainties.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biotechnology and pharmaceutical industry, certain of our employees were formerly employed by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Moreover, we engage the services of consultants to assist us in the development of our product candidates, many of whom were previously employed at or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees and consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. For example, on November 2, 2007, we received a letter from counsel for Solvay Pharmaceuticals, Inc. and Unimed Pharmaceuticals, Inc., or Solvay/Unimed, in which Solvay/Unimed asserted that we may have used its confidential and proprietary information in the development of our dronabinol technology and products, and requested various information and written assurances from us. Solvay/Unimed’s letter contains broad allegations concerning its Marinol manufacturing and business strategy, but does not specifically identify any particular confidential or proprietary information allegedly used by us. The allegations appear to be based primarily on the fact that one of our founders worked for Solvay/Unimed five years ago. We are investigating the allegations raised in the letter. Based on our present knowledge, information and belief, the allegations appear to be without merit, and we responded to Solvay/Unimed to that effect on November 14, 2007 and informed them at that time that we do not intend to comply with any of the requests made in their letter. There can be no assurance, however, that we would not be sued by Solvay/Unimed. Any such litigation would be protracted, expensive, and potentially subject to an unfavorable outcome.

RISKS RELATED TO OUR DEPENDENCE ON THIRD PARTIES

Failure to maintain our relationship with our third-party suppliers of fentanyl or of Austin Pharma to maintain its relationships with its third-party suppliers of the two starting materials for dronabinol, or any failure by either of these suppliers to supply the materials in sufficient quantities or on a timely basis, may delay the clinical development of or regulatory approval for our product candidates, or their ultimate commercial production if approved.

We purchase the fentanyl utilized in connection with our Fentanyl SL spray candidate from Johnson Matthey, Inc. For dronabinol, there are two chemicals that are used as starting materials for its production—olivetol and para-menthadienol, or PMD. Austin Pharma sources olivetol from a company in India, and sources PMD, a highly unstable and scarce chemical compound, from another company in India through its U.S.-based intermediary. Our ability and the ability of Austin Pharma to obtain

Risk factors

fentanyl or the starting materials for dronabinol in sufficient quantities and on a timely basis will be critical to the successful completion of our clinical trials for our Fentanyl SL spray and dronabinol product candidates on our anticipated timeline and, if we obtain regulatory approvals for any of these product candidates, their commercial sale. There is no assurance that these suppliers will be able to continue to produce the materials in the quantities and at the time they are needed, if at all, or that Austin Pharma will be able to manufacture dronabinol using those materials in the amounts and at the time needed if at all, especially in light of the fact that we intend to significantly increase our orders for these materials in the years ahead. Moreover, the replacement of any of these suppliers, particularly the suppliers of the dronabinol starting materials or Austin Pharma, could lead to significant delays and increase in our costs.

We do not have internal manufacturing capabilities, and if we fail to develop and maintain supply relationships with various third-party manufacturers, we may be unable to develop or commercialize our product candidates.

Our ability to develop and commercialize our product candidates depends, in part, on our ability to outsource their manufacturing at a competitive cost, in accordance with regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. All of our manufacturing is outsourced to third parties and we do not plan to build manufacturing capabilities. In particular, we are highly dependent on our exclusive relationship with Austin Pharma, which is currently in the process of building a second manufacturing facility for the production of our dronabinol supply. Austin Pharma is our sole supply source for dronabinol. We are only aware of one other manufacturer that is able to produce dronabinol in the United States. We are aware of five manufacturers that hold DMFs for the production of dronabinol in the United States. Because dronabinol is a controlled substance, inability to manufacture dronabinol in the United States would have a material adverse affect on our business given the regulatory difficulties associated with obtaining authorization to import and transport controlled substances cross-border. Moreover, we believe dronabinol is very hard to produce. Several third-party manufacturers contribute to the production of our Fentanyl SL spray product candidate, including DPT Labs in Lakewood, New Jersey that fills the fentanyl liquid vials and assembles the spray technology device for our Fentanyl SL spray product candidate. We have not entered into any long-term agreements with these third-party manufacturers for their services. At this time we submit purchase orders for specific quantities and/or services needed from time to time in our development process for our Fentanyl SL spray product candidate. Our Dronabinol RT nebulizer product candidate requires a nebulizer unit from PARI Pharma and our Fentanyl SL spray product candidate requires a delivery unit from Pfeiffer GmbH. We have entered into a development agreement with PARI to support the development of the nebulized form of our proprietary Dronabinol. We are in very early discussions with PARI for a long-term agreement for PARI to be a dedicated supplier of the nebulizer device for our nebulized Dronabinol RT. We also have an agreement in place with Pfeiffer to complete development Fentanyl SL spray device and have an additional agreement in place for the spray devices to be used in our Phase 3 clinical trials for Fentanyl SL spray. We anticipate entering into a master agreement with Pfeiffer in the first quarter of 2008, pursuant to which Pfeiffer would supply us the spray devices necessary for the development and commercialization of our Fentanyl SL spray, if Fentanyl SL spray receives regulatory approval. Currently, we obtain supply of the nebulizer unit from PARI and the delivery unit from Pfeiffer through individual purchase orders on a case by case basis. Though we are in discussions with PARI and Pfeiffer to obtain long-term exclusive supply arrangements, there is no assurance we will be able to procure such arrangements on reasonable terms, if at all. If we are unable to obtain exclusive supply rights to the PARI nebulizer unit for our Dronabinol RT nebulizer product candidate or exclusive supply rights to the Pfeiffer delivery unit for our Fentanyl SL spray product candidate, we may not be able to replace these manufacturers or these manufacturers may offer such units through our competitors, which would harm our ability to compete in our core markets. The replacement of any of these manufacturers, in particular Austin Pharma, or any other manufacturer of our products candidates would lead to significant delays due to commercial and regulatory reasons and increase in our costs.

Risk factors

Our contract manufacturers may encounter manufacturing failures that could delay the clinical development or regulatory approval of our product candidates, or their commercial production if approved.

Any performance failure on the part of any of our manufacturers could delay the clinical development or regulatory approval of our product candidates. Our manufacturers may encounter difficulties involving, among other things, obtaining DEA quotas, production yields, regulatory compliance, quality control and quality assurance, as well as shortages of qualified personnel. In connection with our ANDA for Dronabinol HG capsule, the FDA raised questions regarding the quality of the product candidate test batch we sent them. Approval of our product candidates could be delayed, limited or denied if the FDA does not approve and maintain the approval of our contract manufacturer’s processes or facilities. Moreover, our contract manufacturers may encounter difficulties that have a negative impact on our operations and business. In particular, our sole contract manufacturer of dronabinol, Austin Pharma, has not manufactured commercial batches or pivotal clinical supplies of dronabinol. In addition, Austin Pharma is currently in the process of expanding its facilities and manufacturing capacity and must demonstrate it can produce dronabinol satisfying FDA standards in order to do so. Austin Pharma or our other manufacturers may encounter difficulties with the manufacturing processes required to manufacture commercial quantities of our product candidates or the quantities needed for our pre-clinical studies or clinical trials. Such difficulties could result in delays in our pre-clinical studies, clinical trials and regulatory submissions, in the commercialization of our product candidates or, if our dronabinol product candidates, Fentanyl SL spray product candidate or any of our other product candidates are approved, in the recall or withdrawal of such products from the market. Further, development of large-scale manufacturing processes may require additional validation studies, which the FDA must review and approve. If any of our manufacturers, including Austin Pharma, fail to deliver the required commercial quantities or quantities needed for our pre-clinical studies and clinical trials on a timely basis and upon terms that we find acceptable, we may be unable to meet demand for any of our product candidates that are approved and could lose potential revenue.

Our contract manufacturers must comply with current good manufacturing practices, or cGMP, enforced by the FDA through its facilities inspection program and review of submitted technical information. In addition, they must obtain and maintain necessary DEA registrations, and must establish and maintain processes to assure compliance with DEA requirements governing among other things, the storage, handling, security, record-keeping and reporting for controlled substances. They must also apply for and receive a quota for these products. We have little control over our contract manufacturers’ compliance with these regulations and standards, and they may not comply. Any failure by our contract manufacturers to comply with these requirements may result in penalties, including fines and civil penalties, suspension of production, suspension or delay in product approvals, product seizure or recall, operating restrictions, criminal prosecutions or withdrawal of product approvals, any of which could significantly and adversely affect our business. If the safety of any drug product or component supplied by third parties is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize the affected product candidate, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay or termination of clinical trials, regulatory submissions, approvals or commercialization of our product candidates, entail higher costs or result in our being unable to effectively commercialize our products.

Certain changes in the manufacturing process or procedure, including a change in the location where the product candidate is manufactured or a change of a third-party manufacturer, generally require prior FDA, or foreign regulatory authority, review and/or approval of the manufacturing process and procedures in accordance with cGMP. We may need to conduct additional pre-clinical studies and clinical trials to support approval of such changes. This review may be costly and time-consuming, and could delay or prevent the launch of a product candidate.

Risk factors

We rely on third parties to conduct and oversee our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We rely on third parties to conduct and oversee our clinical trials. For example, we have contracted with Clinimetics, Inc. to serve as our master CRO for our Fentanyl SL spray Phase 3 clinical trials. We also rely upon medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and all applicable regulatory requirements, including the FDA’s good clinical practice regulations and DEA regulations governing the handling, storage, security and record-keeping for controlled substances. These CROs play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials.

There is no guarantee that Clinimetics or other CROs, investigators and third parties will devote adequate time and resources to our clinical trials or perform as required by contract and in accordance with regulatory requirements. If Clinimetics or any other third parties upon which we rely for administration and conduct of our clinical trials fail to meet expected deadlines, fail to adhere to our clinical protocols or act in accordance with regulatory requirements, or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated, and we may not be able to commercialize our product candidates.

If any of our clinical trial sites terminate their involvement in one of our clinical trials for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be questioned by the FDA.

RISKS RELATING TO OUR FINANCES

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. To date, our sole funding source has been a trust controlled by our chairman, John N. Kapoor. We expect to continue to spend substantial amounts on development, including significant amounts on conducting clinical trials for our product candidates, manufacturing clinical supplies and expanding our product development programs. Our cash flow used for operating activities in 2006 was an average of approximately $0.6 million per month. We expect that our monthly cash used by operations will increase substantially for the next several years.

We believe that the net proceeds from this offering, together with interest thereon, and our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through at least the next 12 months, and to allow us to advance and commercialize current product candidates while developing our product pipeline and identifying in-license prospects. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Further, we may need to raise additional capital following this offering to fund our operations and continue to conduct clinical trials to support potential regulatory approval of marketing applications.

Risk factors

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to the:

➢

rate of progress and cost of our clinical trials and other product development programs for our dronabinol and Fentanyl product candidates and any other product candidates that we may develop, in-license or acquire;

➢	costs and timing of completion of outsourced commercial manufacturing supply arrangements for each product candidate;

➢	timing of FDA approval and DEA classification of our product candidates, if at all;

➢	costs of establishing or outsourcing sales, marketing and distribution capabilities;

➢	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates;

➢	effect of competing technological and market developments; and

➢	terms and timing of any collaborative, licensing, co-promotion or other arrangements that we may establish.

We will be required to raise additional capital to complete the development and commercialization of our current product candidates. Future capital requirements will also depend on the extent to which we acquire or in-license additional product candidates. We currently have no commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue and achieve profitability, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our product development programs. We also may be required to relinquish, license or otherwise dispose of rights to product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to you, restrict our operations or require us to relinquish proprietary rights.

We may raise additional funds through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be diluted. Any future debt financing we enter into may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any borrowings under any future debt financing will need to be repaid, which creates additional financial risk for us, particularly if our business or prevailing financial market conditions are not conducive to paying-off or refinancing our outstanding debt obligations.

In addition, if we raise additional funds through corporate collaboration and licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, our ability to achieve profitability

Risk factors

or to respond to competitive pressures would be significantly limited and we may be required to delay, significantly curtail or eliminate the development of one or more of our product candidates.

If we are unable to successfully remediate the material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audit of our financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during such periods in accordance with the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Our independent registered public accounting firm identified material weaknesses related to a lack of sufficient staff with appropriate training in GAAP and SEC rules and regulations with respect to financial reporting. This deficiency resulted in a more than remote likelihood that a material misstatement of our interim financial statements would not be prevented or detected. As a result, audit adjustments to our financial statements were identified during the course of the audit. In an effort to remediate these weaknesses, in August 2007, we hired a new Chief Financial Officer who is a certified public accountant and has served as the chief financial officer of several other companies. With only two finance and accounting personnel currently employed by us (our new Chief Financial Officer and our Chief Operating Officer), we intend to hire additional finance and accounting personnel, build our financial management and reporting infrastructure, further develop and document our accounting policies and financial reporting procedures. For example, we have begun a search for a controller and expect to fill that position in the first quarter of 2008. In 2008, we currently anticipate hiring several additional finance and accounting personnel to assist with internal audit functions, financial reporting, accounts receivable and payable, and payroll. We currently rely on consultants to provide many accounting, book-keeping and administerial services. We cannot assure you that we will be successful in these hiring efforts or that these measures will significantly improve or remediate any of the material weaknesses described above. We also cannot assure you that we have identified all or that we will not in the future have additional material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act after this offering.

The standards required for a Section 404 assessment under the Sarbanes-Oxley Act will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the

Risk factors

Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act and the Nasdaq Stock Market Rules, or Nasdaq rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in preparation for compliance with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

In accordance with Nasdaq rules, we will be required to maintain a majority independent board of directors. We also expect that the various rules and regulations applicable to public companies will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

Compliance with these reporting, Sarbanes-Oxley Act and Nasdaq requirements will require us to build out our accounting and finance staff. We recently hired our Chief Financial Officer who is a certified public accountant and has served as the chief financial officer of several other companies. He and our Chief Operating Officer are the only dedicated accounting and finance employees currently employed by us. Our failure to adequately build out our accounting and financing staff would harm our ability to comply with the requirements listed above.

Risk factors

Rules established by the Financial Accounting Standards Board, or FASB, require us to expense equity compensation given to our employees and may impact our ability to effectively utilize equity compensation to attract and retain employees.

The FASB has adopted changes that require companies to record a charge to earnings for employee stock option grants and other equity incentives effective January 1, 2006, which we have adopted. These accounting changes may cause us to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for us to attract, retain and motivate key personnel. Additionally, it may be difficult for us to estimate the impact of such compensation charges on future operating results because they will be based upon the fair market value of our common stock and other assumptions at future dates.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally accepted accounting principles in the United States are subject to interpretation by FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other bodies that promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

Our chairman and principal stockholder can individually control our direction and policies, and his interests may be adverse to the interests of our stockholders.

A trust controlled by our chairman, by John N. Kapoor, has been our sole source of financing to date. At September 30, 2007, Dr. Kapoor beneficially owned approximately 67.1% of our outstanding shares of capital stock. Upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares and including the shares of common stock beneficially owned by Dr. Kapoor that he will receive upon conversion of $             million in aggregate principal amount of notes and accrued interest thereon owed to the trust (assuming an initial public offering price of $         per share, the mid-point of the price range set forth on the front cover of this prospectus), Dr. Kapoor will beneficially own approximately           % of our outstanding shares of common stock. By virtue of his holdings, Dr. Kapoor can and will continue to be able to effectively control the election of the members of our board of directors, our management and our affairs and prevent corporate transactions such as mergers, consolidations or the sale of all or substantially all of our assets that may be favorable from our standpoint or that of our other stockholders or cause a transaction that we or our other stockholders may view as unfavorable. Accordingly, this concentration of ownership may harm the market price of our common stock by:

➢	delaying, deferring or preventing a change in control;

➢	impeding a merger, consolidation, takeover or other business combination involving us; or

➢	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Risk factors

In addition, sales of shares beneficially owned by Dr. Kapoor could be viewed negatively by third parties and have a negative impact on our stock price. Moreover, upon his passing, we cannot assure you as to how these shares will be distributed and subsequently voted.

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representative of the underwriters and may not be indicative of the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

➢	the development status of our product candidates, including results of our clinical trials and whether and when any of our product candidates receive regulatory approval or drug scheduling;

➢

variations in the level of expenses related to our product candidates or clinical development programs, including relating to the timing of invoices, from and other billing practices of, our CROs and clinical trial sites;

➢	our execution of our manufacturing, sales and marketing, and other aspects of our business plan;

➢	price and volume fluctuations in the overall stock market;

➢	changes in operating performance and stock market valuations of other pharmaceutical companies;

➢	market conditions or trends in our industry or the economy as a whole;

➢	our execution of collaborative, co-promotion, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements;

➢

the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to litigation, intellectual property or cannabinoids, dronabinol or fentanyl impacting us or our business;

➢	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

➢

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

➢	ratings downgrades by any securities analysts who follow our common stock;

➢	the development and sustainability of an active trading market for our common stock;

Risk factors

➢	future sales of our common stock by our officers, directors and significant stockholders;

➢	other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and

➢	changes in accounting principles.

In addition, the stock markets, and in particular the Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many pharmaceutical companies. Stock prices of many pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                      outstanding shares of common stock based on the number of shares outstanding as of September 30, 2007. This includes the shares that we are selling in this offering, which may be resold in the public market immediately unless held by an affiliate of ours. Of the remaining shares,              shares may be sold upon the expiration of lock-up agreements at least 180 days after the date of this offering and the remaining shares may be sold from time to time after the expiration of applicable holding periods specified in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, or Rule 144, as more fully described in the “Shares Eligible for Future Sale” section of this prospectus.

In July 2007, the SEC announced proposed revisions to Rule 144. If the proposed changes to Rule 144 are approved, the holding period for restricted shares of our common stock after the completion of this offering may be reduced to six months under specified circumstances, the restrictions on the sale of restricted shares of our common stock held by our affiliates may be reduced and certain other restrictions on resale of the shares of our common stock under Rule 144 may be modified to make it easier for our stockholders under specified circumstances to sell their shares upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus. We do not know whether these proposed revisions to Rule 144 will be adopted as proposed or in a modified form, or at all.

Moreover, we also intend to register all shares of common stock that we may issue after this offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above and in the “Underwriting” section of this prospectus.

If a large number of shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

Risk factors

Anti-takeover provisions in our charter documents and Delaware law might deter acquisition bids for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

➢	establish a classified board of directors so that not all members of our board are elected at one time;

➢

authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;

➢	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

➢	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

➢	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share, because the initial public offering price of $           is substantially higher than the as adjusted net book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Moreover, investors who purchase shares of common stock in this offering will contribute approximately           % of our total funding to date but will own only           % of our outstanding shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See the “Dilution” section of this prospectus.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely

Risk factors

decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

Our management will have considerable discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering to:

➢	fund the clinical development of Dronabinol RT syrup and Fentanyl SL spray;

➢	fund the pre-clinical development of Dronabinol RT nebulizer and of our early-stage product candidates;

➢	fund the commercial production and sale of Dronabinol HG capsules, if approved; and

➢	for working capital and general corporate purposes.

In addition, a portion may also be used to acquire or license products, technologies or businesses. However, we do not currently have any specific plans for use of the proceeds of this offering, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Forward-looking statements

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

➢	our ability to achieve or sustain profitability;

➢	our ability to obtain regulatory approval for and commercialize our Dronabinol HG capsule;

➢

our ability to successfully complete pre-clinical and clinical development of and commercialize Dronabinol RT capsule, Dronabinol RT syrup, Dronabinol RT nebulizer, Fentanyl SL spray and any other current or future product candidates;

➢	the content and timing of submissions to and decisions made by the FDA, the DEA and other regulatory agencies;

➢	our ability to manufacture, or otherwise secure the manufacture of, sufficient amounts of our product candidates for clinical trials and, if approved, products for commercialization activities;

➢	our ability to develop a sufficient sales and marketing force to sell and market any of our product candidates that may be approved for sale;

➢	the success of our competitors;

➢	our ability to obtain, maintain and successfully enforce adequate patent and other intellectual property protection of any of our product candidates that may be approved for sale;

➢	our ability to avoid infringement of the intellectual property of others;

➢	our ability to raise additional funds in the capital markets or from other sources;

➢	our reliance on our key personnel;

➢	the effects of government regulation;

➢	our ability to obtain sufficient capital to expand our business;

➢	our ability to effectively transact business in foreign countries; and

➢	our ability to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

In some cases, you can identify these statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or the negative of those terms, and similar expressions. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ

Forward-looking statements

materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $         million, based upon an assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their option to purchase additional shares, we estimate that the additional net proceeds to us from this offering will be approximately $         million.

We anticipate using the net proceeds of this offering to:

➢

fund additional clinical trials for Dronabinol RT syrup, pre-clinical studies for Dronabinol RT nebulizer and the commercial production and sale of Dronabinol HG capsule, if approved (approximately $         million);

➢	fund Phase 3 clinical trials for Fentanyl SL spray (approximately $ million); and

➢

the balance, if any, for pre-clinical development of our early-stage product candidates and general corporate purposes, such as general and administrative expenses, capital expenditures and working capital needs.

In addition, we may use a portion of the net proceeds to us from this offering to acquire or in-license products or product candidates, technologies or businesses. We currently have no agreements or commitments relating to material acquisitions or licenses, but if an attractive opportunity presents itself, we will analyze our financial resources at such time.

The expected use of proceeds of this offering represents our intentions based on our current plans and business conditions, and we have not performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering, or the amounts we will actually spend on the uses set forth above. In addition, we are unable to estimate where in the drug development process we expect our product candidates to be after expenditure of the proceeds of this offering due to the uncertainty regarding the FDA’s current review of our ANDA for our Dronabinol HG capsule. The amounts and timing of our actual expenditures will depend on numerous factors, including progress of our research, development and commercialization efforts, the progress and results of our clinical trials, and our operating costs and expenditures. At present, however, we believe that the net proceeds from this offering, together with interest thereon, and our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through at least the next 12 months. However, given the uncertainties mentioned above, our management will have broad discretion in the application of the net proceeds of this offering to us, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending their use, we plan to invest the net proceeds to us from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

Capitalization

The following table sets forth our capitalization as of September 30, 2007:

➢	on an actual basis;

➢

on a pro forma basis to give effect to (1) the conversion of all of our outstanding non-voting common stock into 463,209 shares of common stock immediately prior to the closing of this offering, and (2) the issuance of                    shares of our common stock upon the conversion of $           million in aggregate principal amount of notes and accrued interest thereon owed to a trust controlled by our chairman, assuming an initial public offering price of $           per share (the mid-point of the price range set forth on the cover of this prospectus), immediately prior to the closing of this offering (this excludes the $           million in aggregate principal amount of notes borrowed and $           million of related interest accrued subsequent to September 30, 2007, which will convert into                    shares of common stock immediately prior to the closing of this offering assuming an initial public offering price of $           per share); and

➢

on an as adjusted basis to give additional effect to (1) the filing of an amended and restated certificate of incorporation and (2) the sale of shares of common stock by us in this offering at an assumed initial offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma(1)	As Adjusted(1)(2)
	(In thousands, except per share data)
	(Unaudited)
Cash, cash equivalents and short-term investments	$10	$	$
Long-term debt, less current portion	23,374
Stockholders’ equity:
Common stock, $0.001 par value: 28,000,000 shares authorized and 9,848,145 shares issued and outstanding, actual; 30,000,000 shares authorized and shares issued and outstanding, pro forma; 200,000,000 shares authorized and shares issued and outstanding, as adjusted	9
Non-voting common stock, $0.001 par value: 2,000,000 shares authorized and 463,209 shares issued and outstanding, actual; shares authorized, issued or outstanding, pro forma and as adjusted	1
Additional paid-in capital	848
Notes receivable from stockholders	(42)
Deficit accumulated during the development stage	(22,530)

Total stockholders’ (deficit) equity	(21,714)
Total capitalization	1,660

Capitalization

(1)	Excludes the $ million in aggregate principal amount of notes borrowed and $ million of related interest accrued subsequent to September 30, 2007, which will convert into shares of common stock immediately prior to the closing of this offering assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus).
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) each of the as adjusted additional paid-in capital and total capitalization by approximately $ million and decrease (increase) as adjusted total stockholder’s deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock that will be outstanding after the closing of this offering is based on 10,311,354 shares outstanding as of September 30, 2007, and excludes the following:

➢

443,257 shares of common stock (voting and non-voting) subject to outstanding options as of September 30, 2007 under our stock option and equity incentive plans, with a weighted average exercise price of $0.92 per share; and

➢	3,600,000 shares of common stock reserved for future issuance under our equity incentive plans, each of which will become effective upon the signing of the underwriting agreement for this offering.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The historical net tangible book value of our common stock as of September 30, 2007 was approximately $(22,579,000), or approximately $(2.19) per share of common stock, based on the number of shares of common stock outstanding as of September 30, 2007. Historical net tangible book value per share is determined by dividing the number of shares of our common stock outstanding as of September 30, 2007 into our total tangible assets (total assets less intangible assets) less total liabilities. Pro forma net tangible book value as of September 30, 2007 of approximately $         million, or $         per share of our common stock, represents our historical net tangible book value as of September 30, 2007 after giving effect to the automatic conversion of all shares of our non-voting common stock into common stock and the issuance of                    shares of our common stock upon the completion of this offering upon the conversion of $         million in aggregate principal amount of notes and accrued interest thereon owed to a trust controlled by our chairman, assuming an initial public offering price of $           per share (the mid-point of the price range set forth on the front cover of this prospectus), immediately prior to the closing of this offering (which excludes $         million in aggregate principal amount of notes borrowed and $         million of related interest accrued subsequent to September 30, 2007, which will convert into                    shares of common stock immediately prior to the closing of this offering assuming an initial public offering price of $         per share).

After giving effect to the sale of common stock by us in this offering at an assumed initial public offering price of $           per share, the mid-point range of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2007 would have been approximately $         million, or approximately $         per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $         per share to existing common stockholders, and an immediate dilution of $         per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share, the mid-point of the price range set forth on the cover page of this prospectus			$
Historical net tangible book value per share as of September 30, 2007		$(2.19)
Pro forma increase in net tangible book value per share as of September 30, 2007 attributable to conversion of non-voting common stock and note conversion	$

Pro forma net tangible book value per share as of September 30, 2007	$
Pro forma increase in net tangible book value per share attributable to investors participating in this offering	$

As adjusted net tangible book value per share after this offering			$

Dilution per share to investors participating in this offering			$

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution in pro forma net tangible book value per share to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value per share after the offering would be $           per share, the increase in net tangible book value per share to existing stockholders would be $           per share and the dilution to new investors would be $           per share.

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration, which includes cash received from the exercise of stock options and the value of common stock issued to employees and non-employees, and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(In thousands, except shares)
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering			%			%

Total		100%			$100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $           million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by           %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to           % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to                    shares or           % of the total number of shares of common stock to be outstanding after this offering.

As of September 30, 2007, there were:

➢

443,257 shares of common stock (voting and non-voting) subject to outstanding options as of September 30, 2007 under our stock option and equity incentive plans, with a weighted average exercise price of $0.92 per share; and

➢	3,600,000 shares of common stock reserved for future issuance under our equity incentive plans, each of which will become effective upon the signing of the underwriting agreement for this offering.

Effective upon the closing of this offering, an aggregate of 3,000,000, 300,000 and 300,000 shares of our common stock will be reserved for issuance under our 2007 equity incentive plan, our 2007 non-employee directors’ stock option plan and our 2007 employee stock purchase plan, respectively, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options are exercised, new stock awards are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors participating in this offering.

Selected financial data

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected statement of operations data for the period from October 2002 (inception) through September 30, 2007 and the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited financial statements. Our audited statements of operations for the years ended December 31, 2004, 2005 and 2006 and our audited balance sheets as of December 31, 2005 and 2006 are included elsewhere in this prospectus. The selected statement of operations data for the nine months ended September 30, 2006 and 2007 and the selected balance sheet data as of September 30, 2007 are derived from our unaudited interim condensed financial statements, which are included elsewhere in this prospectus.

You should read this selected financial data in conjunction with the financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of our future results.

	Years Ended December 31,					Nine Months Ended September 30,		Period from October 2002 (inception) through September 30, 2007
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)		(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$111	$599	$888	$2,260	$5,707	$4,879	$7,754	$17,319
General and administrative	22	144	163	356	571	346	1,704	2,960

Loss from operations	(133)	(743)	(1,051)	(2,616)	(6,278)	(5,225)	(9,458)	(20,279)
Interest expense, net	—	(8)	(60)	(210)	(727)	(464)	(1,246)	(2,251)

Net loss	$(133)	$(751)	$(1,111)	$(2,826)	$(7,005)	$(5,689)	$(10,704)	$(22,530)

Basic and diluted net loss per share(1)	$(0.02)	$(0.09)	$(0.14)	$(0.35)	$(0.84)	$(0.69)	$(1.15)

Shares used to compute basic and diluted net loss per share(1)	7,912,234	7,912,234	7,912,234	7,981,488	8,371,563	8,229,113	9,318,425

(1)	Please see Note 2 to our audited financial statements and Note 3 to our unaudited financial statements for an explanation of the method used to calculate the net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
						(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1	$1	$4	$4	$17	$10
Total current assets	6	46	8	16	21	62
Total assets	46	171	731	778	1,707	8,753
Total current liabilities	41	72	1,296	3,216	4,631	7,093
Total liabilities	138	1,014	2,685	5,558	13,456	30,467
Total stockholders’ deficit	$(92)	$(843)	$(1,954)	$(4,781)	$(11,749)	$(21,714)

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Forward-Looking Statements.”

OVERVIEW

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative products to address CINV, pain management and other central nervous system disorders. We seek to apply new proprietary formulations and delivery methods to existing pharmaceutical compounds in order to achieve enhanced efficacy, faster onset of action, reduced side effects, convenient delivery and increased patient compliance. We are basing our drug development programs on existing compounds with known safety, efficacy and commercialization histories, which we believe will increase the likelihood of success of our drug development and commercialization efforts. Our goal is to leverage our expertise in the expanding synthetic cannabinoid derivatives and specialized opioid markets to build a portfolio of products that address the limitations of existing therapies.

Our initial product candidate is Dronabinol HG capsule. If approved, we believe this product candidate will provide us with revenues to help fund development of our other product candidates and help us establish a market presence. In September 2006, we submitted an ANDA for Dronabinol HG capsule and if our ANDA is approved by the FDA, Dronabinol HG capsule could be the first generic version of the branded CINV drug Marinol. The approval of our Dronabinol HG capsule is an important first step in the development of our additional proprietary dronabinol formulations, such as formulations suitable for room temperature storage.

Our other most advanced product candidates focus on new proprietary formulations and delivery methods for dronabinol, the active ingredient in Marinol, and fentanyl, the active ingredient in the pain management drugs Actiq and Fentora. These product candidates include Dronabinol RT capsule, Dronabinol RT syrup, Dronabinol RT nebulizer and Fentanyl SL spray. We believe these markets are underserved due to limitations of existing therapies, and that our product candidates have the potential to provide a number of advantages over currently marketed products. We anticipate filing NDAs using the drug approval process under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, which we expect will reduce the time and cost of development and commercialization.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes certain information regarding our most advanced product candidates:

Product Candidate	Primary Indication	Delivery Method	FDA Status
Dronabinol Product Candidates:
Dronabinol HG capsule	CINV*	Capsule	ANDA under expedited review

Dronabinol RT capsule	CINV*	Capsule	File supplement to ANDA, if approved, requesting RT label change

Dronabinol RT syrup	CINV*	Syrup	Finalize product formulation; finalize development plan and conduct pre-NDA meeting with the FDA

Dronabinol RT nebulizer	CINV*	Nebulizer	Conduct pre-clinical studies

Fentanyl SL spray	Breakthrough cancer pain in opioid-tolerant patients	Sublingual spray	Conduct Phase 3 clinical trials

*	Indicated for the treatment of CINV in patients who have failed to respond adequately to conventional treatments.

We are a clinical-stage development company. We were incorporated in Delaware in October 2002. To date we have generated no revenues and have incurred significant losses. We have financed our operations and internal growth through the issuance of promissory notes to our principal stockholder, The John Kapoor Trust. We have devoted substantially all of our efforts to research and development activities, including pre-clinical studies and clinical trials. Our net loss applicable to common stockholders was approximately $10.7 million for the nine months ended September 30, 2007 and approximately $7.0 million for the year ended December 31, 2006. As of September 30, 2007, we had a deficit accumulated during the development stage of approximately $22.5 million. The deficit accumulated during the development stage is attributable primarily to our research and development activities.

Revenues

To date, we have generated no revenues. We do not expect to begin generating any revenues unless any of our product candidates receive marketing approval.

Research and Development Expenses

Research and development expenses consist of costs associated with our pre-clinical studies and clinical trials, and other expenses related to our drug development efforts. Our research and development expenses consist primarily of:

➢	external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, third-party manufacturing organizations and consultants;

➢	employee-related expenses, which include salaries and benefits for the personnel involved in our pre-clinical and clinical drug development activities; and

➢	facilities, depreciation and other allocated expenses, and equipment and laboratory and other supplies.

To date, our research and development efforts have been focused primarily on product candidates from our dronabinol and fentanyl programs. Historically we have not tracked research and development

Management’s discussion and analysis of financial condition and results of operations expenses by product candidate or program, mainly because certain expenses are incurred in connection with multiple product candidates or programs and are not attributable to one product candidate or program. Moreover, given the current status of our dronabinol product candidate programs, there is currently substantial overlap in costs incurred amongst the different dronabinol product candidates and therefore it is not practicable to attempt to track expenses by dronabinol product candidates at this time. For these reasons, in order to attempt to estimate research and development expenses relating to our dronabinol and fentanyl programs, we currently need to exclude expenses related to staffing, equipment, supplies, certain patent and licensing fees, and outside consultant costs. In the future we intend to separately track expenses related to activities such as manufacturing and pre-clinical studies or clinical trials for each of our primary product candidates and products to the extent practicable. We are currently in the process of implementing a system that will allow us to track research and development expenses relating to our dronabinol and fentanyl programs and anticipate being able to do so during the first half of 2008.

We expect our research and development expenses to increase as we continue our planned pre-clinical studies and clinical trials for our dronabinol and fentanyl product candidates. Clinical development timelines, likelihood of commercialization and associated costs are uncertain and therefore vary widely. We anticipate determining which research and development projects to pursue as well as the level of funding available for each project based on the scientific and clinical results of each product candidate.

There are several steps as well as significant financial investment necessary to complete development of our Dronabinol HG capsule product candidate in preparation for its anticipated commercialization. We plan to initiate process optimization programs and scale-up activities related to the active pharmaceutical ingredient, our hard-gelatin capsulization and finished product packaging. We also plan to complete multiple process validation batches to meet FDA regulatory requirements for a commercial launch of our Dronabinol HG capsule. We anticipate the financial requirement for these process related steps, as well as capital expenditures related to equipment and facilities to be approximately $5.0 million. This investment and the processes undertaken as described above will allow us to complete development and put us in a position to plan a commercial launch, should we receive FDA approval of our Dronabinol HG capsule.

At this time, due to the risks inherent in the pre-clinical study and clinical trial process, the related regulatory process and the costs of preparing, filing and prosecuting patent applications and defending intellectual property-related claims, our development completion dates and costs will vary significantly for each other product candidate and are very difficult to estimate. The lengthy process of seeking regulatory approvals and the subsequent compliance with applicable regulations require the expenditure of substantial additional resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals or classifications for our product candidates could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses for our business development, operational and our administrative support functions. Other general and administrative expenses include facility and maintenance related costs, legal fees, accounting costs of fees, and other professional fees, corporate compliance and preparing to become a public reporting company. Our general and administrative expenses have increased and we expect these expenses to continue to increase as we expand our infrastructure to support increased commercialization efforts relating to any fentanyl or dronabinol product candidates for which we obtain regulatory approval. We also anticipate incurring additional expenses as a public company following the completion of this offering as a result of additional legal, accounting and corporate governance expenses, including costs associated with tax return preparations, accounting support services, Sarbanes-Oxley compliance expenses, filing annual and quarterly reports with the SEC, directors’ fees, directors’ and officers’ insurance, listing and transfer agent fees, and investor relations expenses.

Management’s discussion and analysis of financial condition and results of operations

Interest Expense and Interest Income

Interest expense consists primarily of the interest accrued on our outstanding promissory notes payable to The John N. Kapoor Trust. The interest on these promissory notes payable ranges from 1.82% to the prime interest rate plus 2.0%. As of September 30, 2007, the prime interest rate was 7.75%. Approximately $3.7 million of the principal amount of these promissory notes are payable on demand and approximately $21.7 million of the principal amount of these promissory notes are payable at the earlier of October 11, 2010 or a change in control of Insys. We also incur interest expense as our capital lease obligations are paid. Interest income consists of amounts received from our interest-bearing checking account. Following this offering pending their use, we plan to invest the net proceeds to us from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principals in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities and our reported expenses. We evaluate our estimates, and judgments related to these estimates, on an ongoing basis. We base our estimates of the carrying values of assets and liabilities that are not readily apparent from other sources, on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies are critical to a full understanding of our reported financial results. Our significant accounting policies are more fully described in Note 1 of our audited and unaudited condensed financial statements.

Research and Development Expenses

As a development-stage entity, research and development is our most significant expenditure. Our research and development expenses consist of expenses incurred in developing and testing our product candidates. These expenses include, among other things, salaries, stock-based compensation, consulting fees and costs reimbursed to third parties under license and research agreements. We expense our research and development costs as incurred and expect very little variability between the estimates we record and our actual research and development expenses. As we continue to develop product candidates and proceed through the various testing and trials required for possible FDA approvals, we expect that research and development expenses will increase in absolute dollars, but, if and when we begin generating revenues, decrease as a percentage of revenues going forward.

Federal and State Income Taxes

We operate as an S Corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes, since it is the personal responsibility of our individual stockholders to separately report their proportionate share of our taxable income or loss. In connection with the completion of this offering, we will convert to a C corporation and be taxed as a C corporation for federal and state tax purposes.

Stock-Based Compensation

Effective January 1, 2006 we adopted FASB Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, or SFAS 123(R), which revises SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options and restricted stock, be recognized in our

Management’s discussion and analysis of financial condition and results of operations financial statements based on their respective grant date fair values and the cost is recognized as expense ratably over the vesting period. Under this standard, the fair value of each share-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is highly subjective and requires judgment, and a number of assumptions, including expected volatility, risk-free interest rate, expected term, expected dividend yield and expected forfeiture rate. We do not have a history of market prices of our common stock as we are not a public company, and as such we estimate volatility in accordance with Staff Accounting Bulletin No. 107 using historical volatilities of similar public entities. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The expected term of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all open tranches. The dividend yield assumption is based on our history and expectation of paying no dividends. Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. We periodically evaluate the assumptions used to value our awards. If factors change such as changes in the rate of forfeiture, the expected term of the options granted, or the fair value of our common stock and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions. We issued our first stock option grants in June 2006.

We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option pricing model. For the nine months ended September 30, 2007 and the year ended December 31, 2006, the fair value of stock options was estimated at the grant date using the following assumptions:

	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Expected volatility	127.1% - 128.2%	131.1% - 132.9%
Risk-free interest rate	4.6% - 5.1%	4.5% - 5.2%
Expected term (in years)	5.0 - 6.0	5.6 - 6.0
Expected dividend yield	0.0%	0.0%

Volatility. As we do not have any trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of other public companies in the specialty pharmaceutical industry similar in size, stage of life cycle and financial leverage. We did not rely on the implied volatilities of traded options in our industry peers’ common stock, because either the term of those traded options was much shorter than the expected term of our stock option grants, or the volume of activity was relatively low.

Expected Term. We have very little historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock option grants. As a result, for stock option grants made during the year ended December 31, 2006 and the nine months ended September 30, 2007, the expected term was estimated using the short-cut method allowed under Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment.

Risk-Free Interest Rate. The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of our stock option grants.

Management’s discussion and analysis of financial condition and results of operations

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

We have granted to our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our board of directors. Given the absence of an active market for our common stock or cash transactions providing an indicator of the value of our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each grant. Our board of directors considered objective and subjective factors in determining the estimated fair value of our common stock on each option grant date, including:

➢	business developments and the related business risks we faced and continue to face, including among others:

➢	the development status of our product candidates and regulatory issues encountered during the relevant period;

➢	the composition of our management team and employees;

➢	the status of our manufacturing relationship with Austin Pharma and its related facility build out; and

➢	developments in our industry and our targeted markets;

➢	our actual financial condition and results of operations relative to our formal operating plan during the relevant period;

➢	our earning and dividend paying capacity;

➢	our limited sources of funding and dependence on one investor for financing;

➢	revenue forecasts;

➢	risks and volatility associated with us, our industry and our peers;

➢	the illiquidity of our capital stock as a private company;

➢	the likelihood of a liquidity event;

➢	certain equity award and stock restrictions; and

➢	concentration in control of ownership.

In addition to considering such factors in determining the fair value of our common stock and common stock options, our board of directors with the assistance of management conducted valuations of our common stock as of March 31, 2005, March 31, 2007 and August 31, 2007. We used a valuation methodology that is consistent with the practices recommended by the American Institute of Certified Public Accountants Audit and Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. In determining the appropriate method to use in valuing our common stock we used the Income Approach, specifically the Discounted Cash Flow, or DCF, method which is the suggested method for a development stage company that is in Stage 3 as defined in the Practice Aid Chapter 8, paragraph 105: Relationship Between Fair Value Determination and Stages of Enterprise Development. In addition, we have been funded by only one investor since our inception and so have only common stock as opposed to multiple classes of stock with varying liquidation preferences which require more complex valuation methodologies.

Management’s discussion and analysis of financial condition and results of operations

The DCF method is predicated on the concept that the fair market value of a business and its common stock is equal to the present value of cash flows earned during the forecast period, plus the value at the end of that period referred to as its terminal value.

The primary assumptions applied in the DCF valuation analysis are:

For determining total equity capital:

➢	revenue growth;

➢	cost of goods sold;

➢	sales and marketing;

➢	research and development;

➢	capital expenditures;

➢	effective tax rates;

➢	debt-free net working capital;

➢	terminal value; and

➢	Weighted Average Cost of Capital.

Once the total equity capital is calculated, the analysis then determines discounts related to:

➢	minority interest discount; and

➢	lack of marketability discount.

In June 2006 and September 2006, we granted options to purchase a total of 401,589 shares of our common stock (voting and non-voting) with an exercise price of $0.1703 per share (reflecting, in addition to the 1-for-2.35 reverse split effective on January 17, 2008, a 10-for-1 stock split on October 11, 2005 and a 2.5-for-1 stock split on June 15, 2006). Utilizing the DCF method described above, it was determined that the Indicated Total Invested Capital was $5.4 million and Equity Value after Debt totaled $2.3 million. The overall Weighted Average Cost of Capital used in this calculation was 26%. The discounts related to Minority Interest (-15%) and Lack of Marketability (-30%) were then taken into account. The Adjusted Equity Value was then determined to be $1.4 million or $0.1703 per share.

In May 2007 and June 2007, we granted options to purchase a total of 555,953 shares of our common stock (voting and non-voting) with an exercise price of $0.19 per share. Utilizing the DCF method described above, it was determined that the Indicated Total Invested Capital was $15.5 million and Equity Value after Debt totaled $2.7 million. The overall Weighted Average Cost of Capital used in this calculation was 33%. The discounts related to Minority Interest (-15%) and Lack of Marketability (-30%) were then taken into account. The Adjusted Equity Value was then determined to be $1.6 million or $0.19 per share.

In September 2007, we granted options to purchase a total of 331,908 shares of our common stock (voting and non-voting) with an exercise price of $1.18 per share. Utilizing the DCF method described above, it was determined that the Indicated Total Invested Capital was $44.8 million and Equity Value After Debt totaled $19.4 million. The overall Weighted Average Cost of Capital used in this calculation was 40%. The discounts related to Minority Interest (-15%) and Lack of Marketability (-30%) were then taken into account. The Adjusted Equity Value was determined to be $11.5 million or $1.18 per share.

As described in detail above, the Weighted Average Cost of Capital used in our board’s historic valuations utilizing the DCF method were (i) 26% in June and September of 2006, (ii) 33% in May and June of 2007, and (iii) 40% in September of 2007. In large part, this progressive increase in the Weighted Average Cost of Capital utilized resulted from the fact that the management generated financial projections used in the earlier valuations incorporated certain discounts and were therefore “risk-adjusted” financial projections. At each successive valuation and as we developed as a company, the amount of risk-adjustment applied to these financial projections decreased and correspondingly the discount rate associated with the Weighted Average Cost of Capital increased. For each valuation, an additional minority discount of 15% was applied to reflect the lack of control associated with the minority stockholder position and an additional marketability discount of 30% was applied to reflect the high degree of illiquidity of the stock at the time. The marketability discount was held constant in large part due to the fact that at the time of each valuation, we felt that we were approximately 6-12 months away from an initial public offering.

The following table summarizes our equity value, minority discount, marketability discount, adjusted equity value and value per share of common stock as of the respective valuation date:

Valuation Date	Equity Value	Minority Discount	Marketability Discount	Adjusted Equity Value	Value Per Share
March 2005	$2,350,000	$350,000	$600,000	$1,400,000	$0.17
March 2007	$2,700,000	$400,000	$700,000	$1,600,000	$0.19
August 2007	$19,400,000	$3,000,000	$4,900,000	$11,500,000	$1.18

The following table sets forth the number of options granted, the fair value of our common stock, the total fair market value of options granted, the exercise price and the intrinsic value, if any, for each option grant made by us since January 1, 2006:

Option Date	Total Options Granted*	Fair Market Value Per Share	Total Fair Market Value**	Exercise Price	Total Exercise Price	Intrinsic Value***
June 29, 2006	337,762	$0.1703	$46,990	$0.1703	$57,523	$—
September 18, 2006	63,827	$0.1703	$9,847	$0.1703	$10,871	$—
May 15, 2007	463,190	$0.19	$75,821	$0.19	$87,080	$—
June 20, 2007	92,763	$0.19	$15,628	$0.19	$17,440	$—
September 24, 2007	331,908	$1.18	$348,229	$1.18	$390,000	$—

*Represents shares of both voting and non-voting common stock

**Represents total stock compensation expense for the related grants using the Black-Scholes model at the grant date

*** The intrinsic value is defined as the difference between the fair market value of our common stock (voting and non-voting) at the date of grant (as determined by the valuation methods described above) and the exercise price of the options.

The adoption of SFAS 123(R) has resulted in stock-based compensation expense of approximately $227,000 for the nine months ended September 30, 2007 and approximately $23,000 for the year ended December 31, 2006.

Significant Factors Contributing to the Difference between Fair Value on September 24, 2007 Grant Date and Estimated IPO Price. As described in detail above, our board estimated the fair value of our common stock to be $1.18 as of August 31, 2007 and subsequently determined $1.18 was the

Management’s discussion and analysis of financial condition and results of operations appropriate exercise price for options granted on September 24, 2007. The difference between the $1.18 per share fair value determination and the estimated price range of this offering of $             to $             is due to the fact that the valuation utilized in estimating the offering price:

➢	factored in:

➢	the conversion of an estimated $ million of outstanding debt and accrued interest owed to a trust controlled by our chairman into shares of our common stock upon the completion of this offering; and

➢

certain revised projected cost figures provided by our management (including a significant reduction in projected research and development expenses relating to a focus on our frontline product candidates, and in projected sales and marketing expenses based on a recently commissioned marketing study that allowed us to refine our projected sales and marketing headcount estimates) and financial projections internally generated by the underwriters for this offering;

➢	utilized a variety of valuation methodologies and assumptions which differed from those utilized in connection with our board’s prior valuations, including:

➢	a reduction in the assumed Weighted Average Cost of Capital (to 25%);

➢	the elimination of the illiquidity and minority interest discounts;

➢	analysis of comparable companies; and

➢	analysis of general market conditions; and

➢	took into consideration a number of very significant events that recently occurred in our business and industry, including among others:

➢

advances in the development of our product candidates (e.g., receipt of the FDA response regarding our Dronabinol HG capsule product candidate on November 19, 2007, the FDA’s classification of our forth-coming Dronabinol HG capsule product candidate amendment from “major” to “minor”, and the launch of our Phase 3 efficacy and safety trials for our Fentanyl SL spray product candidate);

➢	receipt of various DEA approvals for our new Arizona laboratory;

➢	the DEA’s published proposed change to the listing of Schedule III approved drug products containing tetrahydrocannabinols; and

➢	Austin Pharma’s completed build out of its manufacturing facilities and production of the dronabinol drug substance.

Although it is reasonable to expect that the completion of this offering will add value to our common stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

RESULTS OF OPERATIONS

Comparison of Nine Months Ended September 30, 2007 to Nine Months Ended September 30, 2006

Revenues.    We did not recognize any revenues during the nine months ended September 30, 2007 or 2006.

Research and Development Expenses.    For the nine months ended September 30, 2007, research and development expenses were approximately $7.8 million. Not including expenses related to staffing,

Management’s discussion and analysis of financial condition and results of operations equipment, supplies, certain patent and licensing fees, and outside consultant costs incurred during this period for the reasons described above, we estimate approximately $2.4 million of these research and development expenses was attributable to our dronabinol programs (with approximately $0.8 million related to clinical costs) and approximately $3.3 million was attributable to our fentanyl programs (with approximately $1.4 attributable to clinical costs). For the nine months ended September 30, 2006, research and development expenses were approximately $4.9 million. Not including expenses related to staffing, equipment, supplies, certain patent and licensing fees, and outside consultant costs incurred during this period for the reasons described above, we estimate approximately $3.6 million of these research and development expenses was attributable to our dronabinol programs (with approximately $2.5 million related to clinical costs) and approximately $0.3 million was attributable to our fentanyl programs (with $0 related to clinical costs). The $2.9 million, or 59%, increase in research and development expenses between the nine months ended September 30, 2007 and the nine months ended September 30, 2006 resulted primarily from expenses incurred in connection the continued development of our Fentanyl SL spray product candidate. Research and development expenses also increased in connection with stock-based compensation, new hires and additional outside consultant work performed as our product candidates progressed further through the development and approval process. In addition, incremental costs were incurred as we moved our Chicago-based research lab to Phoenix, including travel, moving and set up costs.

General and Administrative Expenses.    General and administrative expenses were approximately $1.7 million for the nine months ended September 30, 2007, an increase of $1.4 million, or 392%, from approximately $0.3 million for the nine months ended September 30, 2006. This increase was primarily due to increased salaries, stock-based compensation expense, costs associated with the opening of our new office in Phoenix, AZ and professional fees.

Interest Expense and Interest Income.    Interest expense increased to approximately $1.3 million for the nine months ended September 30, 2007, an increase of $0.8 million, or 168%, from approximately $0.5 million for the six months ended September 30, 2006. This increase was primarily a result of additional advances made under promissory notes payable to The John N. Kapoor Trust. As of September 30, 2007 and September 30, 2006, the principal balance of these notes payable was $25.4 million and $10.3 million, respectively. Interest income increased to approximately $10,000 for the nine months ended September 30, 2007, from approximately $4,000 for the nine months ended September 30, 2006. The increase was due to higher balances of cash.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Revenues.    We did not recognize any revenues during the years ended December 31, 2006 or 2005.

Research and Development Expenses.    For the year ended December 31, 2006, research and development expenses were approximately $5.7 million. Not including expenses related to staffing, equipment, supplies, certain patent and licensing fees, and outside consultant costs incurred during this period for the reasons described above, we estimate approximately $3.8 million of these research and development expenses was attributable to our dronabinol programs (with approximately $2.4 million related to clinical costs) and approximately $0.5 million was attributable to our fentanyl programs (with $0 related to clinical costs). For the year ended December 31, 2005, research and development expenses were approximately $2.3 million. Not including expenses related to staffing, equipment, supplies, certain patent and licensing fees, and outside consultant costs incurred during this period for the reasons described above, we estimate approximately $1.2 million of these research and development expenses was attributable to our dronabinol programs (with approximately $0.4 million related to clinical costs)

Management’s discussion and analysis of financial condition and results of operations and approximately $0.1 million was attributable to our fentanyl programs (with approximately $0.1 million related to clinical costs). The $3.4 million, or 148%, increase in research and development expenses between the year ended December 31, 2006 and the year ended December 31, 2005 resulted primarily from expenses incurred in connection with the continued development of our dronabinol HG capsule product candidate. In addition, we hired additional outside consultants as we expanded our development of our Dronabinol RT capsule, Dronabinol RT syrup and Dronabinol RT nebulizer product candidates.

General and Administrative Expenses.    General and administrative expenses were approximately $0.6 million for the year ended December 31, 2006, an increase of $0.2 million, or 50%, from approximately $0.4 million for the year ended December 31, 2005. This increase was primarily due to a $0.1 million increase in legal professional and other fees. There were also significant additional temporary services performed in 2006.

Interest Expense and Interest Income.    Interest expenses was approximately $0.7 million for the year ended December 31, 2006, from approximately $0.2 million for the year ended December 31, 2005. This increase was primarily a result of additional advances made under promissory notes payable to The John N. Kapoor Trust. As of December 31, 2006 and December 31, 2005, the principal balance of these notes payable was approximately $12.8 million and $4.9 million, respectively. Interest income increased to approximately $5,000 for the year ended December 31, 2006 from approximately $1,000 for the year ended December 31, 2005. The increase was due to higher balances of cash.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Revenues.    We did not recognize any revenues during the years ended December 31, 2005 or 2004.

Research and Development Expenses.    For the year ended December 31, 2005, research and development expenses were approximately $2.3 million. Not including expenses related to staffing, equipment, supplies, certain patent and licensing fees, and outside consultant costs incurred during this period for the reasons described above, we estimate approximately $1.2 million of these research and development expenses was attributable to our dronabinol programs (with approximately $0.4 million related to clinical costs) and approximately $0.1 million was attributable to our fentanyl programs (with approximately $0.1 million related to clinical costs). For the year ended December 31, 2004, research and development expenses were approximately $0.9 million. Not including expenses related to staffing, equipment, supplies, certain patent and licensing fees, and outside consultant costs incurred during this period for the reasons described above, we estimate approximately $0.2 million of these research and development expenses was attributable to our dronabinol programs (with $0 related to clinical costs) and $0 was attributable to our fentanyl programs. The $1.4 million, or 156%, increase in research and development expenses between the year ended December 31, 2005 and the year ended December 31, 2004 resulted primarily from expenses incurred in connection with our continued investment in product development activities relating to our dronabinol product candidates. These expenses included costs associated with the hiring of outside consultants, pre-clinical studies and other development related expenses.

General and Administrative Expenses.    General and administrative expenses were approximately $0.4 million for the year ended December 31, 2005, an increase of $0.2 million, or 100%, from approximately $0.2 million for the year ended December 31, 2004. This increase was primarily a result of increases in rent, insurance, depreciation expenses and professional fees.

Interest Income.    Interest income increased to approximately $1,000 for the year ended December 31, 2005 from $0 for the year ended December 31, 2004.

Management’s discussion and analysis of financial condition and results of operations

Interest Expense.    Interest expense was approximately $0.2 million for the year ended December 31, 2005, from approximately $60,000 for the year ended December 31, 2004. This increase was primarily a result of additional advances made under promissory notes payable to The John N. Kapoor Trust. As of December 31, 2005 and December 31, 2004, the principal balance of these notes payable was approximately $4.9 million and $2.0 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

We have incurred losses since our inception. As of September 30, 2007, we had an accumulated deficit of approximately $22.5 million. We have financed our operations through the issuance of promissory notes to The John N. Kapoor Trust. During the years ended December 31, 2006, 2005 and 2004, we received net proceeds of approximately $7.2 million, $2.6 million and $1.1 million, respectively, from the issuance of such promissory notes. During the nine months ended September 30, 2007, we received net proceeds of approximately $13.6 million from the issuance of additional promissory notes payable to The John N. Kapoor Trust.

As of September 30, 2007, we had approximately $27.4 million in debt, including accrued interest of approximately $2.0 million, under the promissory notes payable to The John N. Kapoor Trust and approximately $10,000 in cash and cash equivalents. Immediately prior to the closing of this offering, all of the principal and interest outstanding under the promissory notes that we have issued to The John N. Kapoor Trust will convert into shares of our common stock at the initial public offering price.

Cash Flows

Net Cash Used in Operating Activities.    Net cash used in operating activities was approximately $6.6 million and $4.9 million for the nine months ended September 30, 2007 and 2006, respectively, and $6.1 million, $2.4 million and $1.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, stock-based compensation and increases in current liabilities.

Net Cash Used in Investing Activities.    Net cash used in investing activities was approximately $5.9 million and $0.7 million for the nine months ended September 30, 2007 and 2006, respectively, and $1.0 million, $37,000 and $46,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The significant increase in net cash used in investing activities during the nine months ended September 30, 2007, primarily reflects advances on notes receivable to Austin Pharma related to the manufacturing facility to be utilized to produce dronabinol for us. We believe that the principal risks arising from our current arrangement with Austin Pharma are (1) the potential failure of Austin Pharma to produce the quantities of dronabinol that it has committed to produce and (2) regardless of whether it does so, the potential failure of Austin Pharma to generate sufficient cash flows to pay the amounts we have recorded as receivables from them. We believe Austin Pharma will fund its future operations through cash flows from its operations and through other means, including but not limited to financing from third parties. We have made no obligation to Austin Pharma to make additional loans or advances to Austin Pharma to fund its ongoing and future operations and we believe that the build out of the Austin Pharma facility is essentially complete and does not require substantial additional funding in order for it to be operational.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was approximately $12.4 million and $5.6 million for the nine months ended September 30, 2007 and 2006, respectively, and

Management’s discussion and analysis of financial condition and results of operations

$7.0 million, $2.5 million and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash provided by financing activities was primarily attributable to the promissory notes payable to The John N. Kapoor Trust, slightly offset by principal payments made on capital leases.

Our cash flows for the remainder of 2007 and beyond will depend on a variety of factors, including anticipated revenue and funding requirements, as well as timing of completion of this offering and our use of offering proceeds as described under “Use of Proceeds.” Until we obtain regulatory approval and commence sales of our products, we expect our net cash outflows to continue increasing as we expand our research and development, manufacturing, regulatory and sales and marketing activities.

Funding Requirements

We believe that our existing cash and cash equivalents, along with the net proceeds of this offering, will be sufficient to fund our anticipated operating expenses and capital expenditures for at least the next 12 months. As of September 30, 2007, we had approximately $2.6 million of undrawn funds available under our $12 million line of credit with The John N. Kapoor Trust dated September 20, 1989, our principal stockholder. During October 2007, we borrowed the remaining amount available under the note. On October 31, 2007 we entered into an additional loan arrangement with The John N. Kapoor Trust evidenced by a $5.0 million secured promissory note. As of December 31, 2007, borrowings of approximately $3.5 million had been made under this note. Our only funding commitment associated with the development and commercialization of our product candidates to be paid during the 12-month period ending September 30, 2008 is the commitment to pay a CRO $2.2 million during that time period. However, per the agreement, we are able to significantly scale back or cancel the contract for a 5% cancellation fee based on the remaining budgeted balance. Total cash to be used in operations during the 12-month period ending September 30, 2008 is currently estimated to amount to approximately $26 million (approximately $20 million in research and development expenses and approximately $6 million in selling, general and administrative expenses). This estimated amount is based upon numerous assumptions that may prove to be wrong, including assumptions regarding receipt of various regulatory approvals during that 12-month period. In the event the assumed regulatory approvals are not obtained, we would likely take appropriate and potentially significant steps to reduce our overall cost structure and re-evaluate our business plan.

Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to predict the amounts of increased capital outlays and operating expenditures associated with our current anticipated pre-clinical studies, clinical trials and product introduction. Our funding requirements will depend on numerous factors, including:

➢	the timing, scope and results of our pre-clinical studies and clinical trials;

➢	the timing of, and the costs involved in, obtaining regulatory approvals;

➢	the timing and amount of revenue from sales of our product candidates, if approved;

➢	the timing and amount of revenue from grants and other sources;

➢	the timing and levels of manufacturing of our product candidates;

➢	our ability to acquire or in-license products and product candidates, technologies or businesses;

➢	personnel, facilities and equipment requirements; and

➢	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs, if any, and the result of any such litigation.

Management’s discussion and analysis of financial condition and results of operations

Until we can consistently generate significant cash from our sales of our product candidates and other operations, we expect to continue to fund our operations primarily from the proceeds of offerings of our equity securities, including this offering, and possibly from debt financing. However, we may not be successful in obtaining licenses or grants, or in receiving milestone or royalty payments under any such licenses. If we do not generate sufficient revenue from licenses and grants, we may require additional funding sooner than we currently anticipate. We cannot be sure that our existing cash and cash equivalents will be adequate, or that additional financing will be available when needed, or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders will likely result. If we raise additional funds by incurring debt obligations, the terms of the debt will likely involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

CONTRACTUAL OBLIGATIONS

The following table summarizes our outstanding contractual obligations as of September 30, 2007:

	Payments Due By Period
		Less Than 1 Year			More Than 5 Years
	Total		1-3 Years	3-5 Years
Operating leases	$928,000	$162,000	$364,000	$402,000	—
Promissory notes payable, including accrued interest(1)	27,370,000	4,112,000	—	23,258,000	—
Future interest on promissory notes(1)(2)	6,627,000	2,389,000	4,232,000	6,000	—
Capital lease obligations, including interest	257,000	138,000	119,000	—
Clinical sites and contract research organizations(3)(4)	2,668,000	2,170,000	498,000	—	—
Manufacturing and supply agreements(3)	103,192,000	3,100,000	12,090,000	12,455,000	75,547,000

Total	$141,042,000	$12,071,000	$17,303,000	$36,121,000	$75,547,000

(1)	Immediately prior to the closing of this offering, all of the principal amount and interest outstanding under all the promissory notes that we have issued to The John N. Kapoor Trust will convert into shares of our common stock at the initial public offering price.
(2)	Based on prevailing interest rates as of September 30, 2007.
(3)	Estimated minimum purchase obligations contingent on commercialization of product and amounts reasonably likely to be paid in future periods.
(4)	We can terminate or significantly scale back the contracts for a 5% cancellation fee based on the remaining budget balance.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market risk is limited to our cash and cash equivalents and we invest in high-quality financial instruments. Our cash may be subject to interest rate risk and could fall in value if interest rates were to increase. We do not hedge interest rate exposure. Because most of our transactions are denominated in United States dollars, we do not have any material exposure to fluctuations in currency exchange rates.

Management’s discussion and analysis of financial condition and results of operations

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SAFS No. 157, “Fair Value Measurements”, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements, but may change current practice for some entities. SFAS 157 is effective for fiscal years beginning after December 15, 2006. The adoption of SFAS 157 is not expected to have a material effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159), or Statement No. 159. Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument by instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. We are currently evaluating the impact, if any, of adopting this Statement.

Business

OVERVIEW

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative products to address chemotherapy-induced nausea and vomiting, or CINV, pain management and other central nervous system disorders. We seek to apply new proprietary formulations and delivery methods to existing pharmaceutical compounds in order to achieve enhanced efficacy, faster onset of action, reduced side effects, convenient delivery and increased patient compliance. We are basing our drug development programs on existing compounds with known safety, efficacy and commercialization histories, which we believe will reduce the risks involved with our drug development and commercialization efforts. Our goal is to leverage our expertise in the expanding synthetic cannabinoid derivatives and specialized opioid markets to build a portfolio of products that address the limitations of existing therapies.

Our initial product candidate is a dronabinol hard gelatin, or Dronabinol HG, capsule. If approved, we believe this product candidate will provide us with revenues to help fund the development of our other product candidates and help us establish a market presence. In September 2006, we submitted an Abbreviated New Drug Application, or ANDA, for our Dronabinol HG capsule. If approved by the U.S. Food and Drug Administration, or FDA, Dronabinol HG capsules could be the first generic version of the branded CINV drug Marinol®. The approval of our Dronabinol HG capsule is an important first step in the development of our additional proprietary dronabinol formulations, such as formulations suitable for room temperature storage.

Our other most advanced product candidates focus on new proprietary formulations and delivery methods for dronabinol, the active ingredient in Marinol, and fentanyl, the active ingredient in the pain management drugs Actiq® and Fentora®. We intend to build an internal sales force and marketing infrastructure to market our proprietary product candidates, if they receive regulatory approvals. We believe these markets are underserved due to the limitations of existing therapies, and that our product candidates have the potential to provide a number of advantages over currently marketed products. We anticipate filing New Drug Applications, or NDAs, using the drug approval process under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or Section 505(b)(2), which we expect will reduce the time and cost of development and commercialization.

Below is a description of our most advanced product candidates:

➢

Dronabinol product candidates.    We are seeking regulatory approval by the FDA for our Dronabinol HG capsule product candidate. We have filed an ANDA for our Dronabinol HG capsule. If we obtain such approval, Dronabinol HG will be a generic version of Marinol, and will be indicated for the treatment of CINV in patients who have failed to respond adequately to conventional treatments. According to IMS Health, U.S. sales for all types of drugs used in treating CINV totaled approximately $2.7 billion in 2006. Sales of Marinol totaled approximately $133 million in 2006, an increase of 27% over 2005. If approved, we believe this product candidate will provide us with revenues to help fund development of our other product candidates and help us establish a presence in the market.

If we receive FDA approval of our Dronabinol HG capsule, we anticipate submitting a supplement to our ANDA with the FDA for a product formulation change to our proprietary room temperature capsule formulation of dronabinol, or Dronabinol RT capsule. Since Marinol and our Dronabinol HG capsules require cool storage (meaning storage at 8°-15°C) or storage in a refrigerator, we believe a formulation of dronabinol that may be stored at room temperature will make this treatment option more convenient for patients and physicians, and will reduce costs and storage burdens for pharmacies and distributors. We also believe this more convenient formulation will potentially expand the medical use of dronabinol.

Business

Thereafter, we intend to submit an NDA under Section 505(b)(2) with the FDA for Dronabinol RT syrup, our proprietary room temperature syrup formulation. We completed a single-site, randomized Phase 1 clinical trial of an earlier version of Dronabinol RT syrup in May 2007, and Dronabinol RT nebulizer, our proprietary nebulizer-delivered formulation that is currently in pre-clinical development. We believe that these proprietary product line extensions for dronabinol have the potential to offer improved performance over capsule versions of dronabinol, including enhanced efficacy, faster onset of action, reduced side effects and increased patient compliance. We believe these proprietary dronabinol products will therefore be attractive therapy options for patients and prescribing physicians, potentially allowing us to further penetrate and expand the market for the medical use of dronabinol.

➢

Fentanyl product candidate.    We have completed Phase 1 clinical trials for fentanyl sublingual spray, or Fentanyl SL spray, our proprietary opioid product candidate for the treatment of breakthrough cancer pain in opioid-tolerant patients. Our Fentanyl SL spray product candidate is administered through sublingual delivery, or delivery under the tongue. We have utilized data from these clinical trials, along with guidance from the FDA at the End-of-Phase 2 meeting for our Fentanyl SL spray in December 2007, to design the statistical analysis of our Fentanyl SL spray Phase 3 clinical trials. According to IMS Health, U.S. sales for breakthrough cancer pain management drugs totaled approximately $740 million in 2006. Like our dronabinol line extensions, we believe that our Fentanyl SL spray product candidate has the potential to offer improved performance over currently available pain management alternatives and will therefore be an attractive therapy option for patients and prescribing physicians. Potential advantages of this product candidate over currently marketed products include a potential increase in patient compliance through faster onset of action, improved dosing convenience, and improved level of efficacy. Based on the design of our pivotal Phase 3 efficacy clinical trial, we do not anticipate that any approved labeling for our Fentanyl SL spray will permit us to claim such advantages in our promotion of this product, if approved.

Our internal development pipeline also includes fentanyl and dronabinol line extensions, and other pain management and central nervous system product candidates. We intend to focus on continuing to develop these early stage product candidates, and any other products and product candidates that we might acquire or in-license, with the goal of building a broad product portfolio, pursuing additional indications and expanding our market opportunities in our core areas of focus.

OUR STRATEGY

Our goal is to become a leading biopharmaceutical company focused on CINV, pain management and other central nervous system disorders, with specific expertise in the expanding synthetic cannabinoid derivatives and specialized opioid markets. Key aspects of our strategy to achieve this goal include:

➢

Secure regulatory approval for and commercialize Dronabinol HG capsule.    We filed an ANDA with the FDA for approval of Dronabinol HG capsule as a generic version of Marinol in September 2006. We have petitioned the U.S. Drug Enforcement Administration, or DEA, to classify our Dronabinol HG capsule as a Schedule III drug, the same classification as Marinol. If approved, we currently anticipate beginning commercial sale of Dronabinol HG capsule thereafter, and intend to use revenue from this product candidate to help fund development of our other product candidates, particularly our proprietary room temperature versions of dronabinol and our proprietary Fentanyl SL spray product candidate. Moreover, we believe that this product introduction would allow us to capture market share, help establish us as a competitor in the CINV market, and allow us to form relationships in healthcare and pharmacy distribution channels, which we believe will potentially facilitate the introduction of our planned future products.

Business

➢

Utilize proprietary formulations and delivery systems to develop additional differentiated dronabinol products, including room temperature storage.    The formulations for Marinol and Dronabinol HG capsule require cool storage or storage in a refrigerator. We believe that, if approved, our proprietary room temperature formulations of dronabinol will be more convenient and will potentially expand the medical use of dronabinol. In addition to our Dronabinol RT capsules, we believe that our other proprietary product line extensions for dronabinol, including Dronabinol RT syrup and Dronabinol RT nebulizer, have the potential to offer improved performance over capsule versions of dronabinol and will therefore be attractive therapy options for patients and prescribing physicians. We believe potential advantages of these product candidates over capsule versions of dronabinol may include enhanced efficacy, faster onset of action and reduced side effects, which may result in increased patient compliance.

➢

Conduct pivotal Phase 3 clinical trials and seek regulatory approval of our sublingual Fentanyl SL spray.    We believe that the breakthrough cancer pain market will continue to grow, and that products that relieve breakthrough cancer pain more quickly or by means of a more efficient delivery system will be attractive therapy options for patients and physicians. Since our Fentanyl SL spray is administered by spraying our proprietary fentanyl formulation under the tongue, we believe that this product candidate could provide a number of potential advantages over currently marketed products, including a faster onset of action, lower dosing requirements and improved dosing convenience, which may result in increased patient compliance. Based on the design of our pivotal Phase 3 efficacy clinical trial, we do not anticipate that any approved labeling for our Fentanyl SL spray will permit us to claim such advantages in our promotion of this product, if approved. We have utilized the data from our completed Phase 1 clinical trials for Fentanyl SL spray, along with preliminary guidance from the FDA at the End-of-Phase 2 meeting, to design the statistical analysis of our Fentanyl SL spray Phase 3 clinical trials.

➢

Implement strategies to mitigate risks and reduce the costs and time associated with the development and commercialization of products.    We intend to initially focus our pipeline development on products with established safety and efficacy records, but whose market potential may have been limited by less than optimal storage requirements, method of delivery, onset of action, side effect profile, level of efficacy, or patient compliance. We seek to enhance the therapeutic benefits and commercial appeal of proven drugs while minimizing risk by capitalizing on their known safety, efficacy and commercialization history.

➢

Advance our early stage pipeline opportunities and acquire or in-license products and product candidates that fall within our core areas of focus.    We remain focused on advancing our existing early stage product candidates and developing new product candidates in the synthetic cannabinoid and opioid markets. In addition, we anticipate supplementing our existing product pipeline through strategic acquisitions and by in-licensing products and product candidates, including drug delivery technologies. Our goal is to use these product development, acquisition and in-licensing activities to build a broad product portfolio, pursue additional indications and expand our market opportunities in our core areas of focus.

➢

Internally develop sales and marketing capabilities.    Our management team has successfully built internal sales and marketing capabilities at other pharmaceutical companies. We plan to utilize this experience to build an internal sales force and marketing infrastructure to market our products. If our generic Dronabinol HG capsule is approved, we intend to develop a targeted sales force and marketing infrastructure for this product that will focus primarily on pharmacy distribution channels. We expect to expand our sales force and marketing infrastructure if our other product candidates receive regulatory approvals. We also intend to launch a marketing campaign directed at patient advocacy groups, clinicians, researchers and the academic community. Due to overlap in target prescribers for both our dronabinol and Fentanyl SL spray product candidates, we expect the sales and marketing

Business

expertise that we develop with our dronabinol product candidates will facilitate the commercial launch of Fentanyl SL spray, if approved by the FDA.

OUR PRODUCT CANDIDATES

The following table summarizes certain information regarding our most advanced product candidates:

Product Candidate	Primary Indication	Delivery Method	FDA Status
Dronabinol Product Candidates:

Dronabinol HG capsule	CINV*	Capsule	ANDA under expedited review

Dronabinol RT capsule	CINV*	Capsule	File supplement to ANDA, if approved, requesting RT label change

Dronabinol RT syrup	CINV*	Syrup	Finalize formulation, finalize development plan and conduct pre-NDA meeting with the FDA

Dronabinol RT nebulizer	CINV*	Nebulizer	Conduct pre-clinical studies

Fentanyl SL spray	Breakthrough cancer pain in opioid-tolerant patients	Sublingual spray	Conduct Phase 3 clinical trials

*	Indicated for the treatment of CINV in patients who have failed to respond adequately to conventional treatments.

In addition to our product candidates described in the table above, we are developing additional product candidates, which are based on existing FDA approved products, in our core areas of focus. These product candidates include other dronabinol line extensions, fentanyl line extensions, dronabinol combination products, derivatives of morphine-6-O-sulfate and buprenorphine microspheres.

Dronabinol Product Candidates

Dronabinol, the active ingredient in Marinol, is a synthetic compound whose technical name is delta-9-tetrahydrocannabinol, or THC. Approved by the FDA in 1985, Marinol is indicated for the treatment of CINV in patients who have failed to respond adequately to conventional treatments, as well as for the treatment of appetite loss associated with weight loss in people with acquired immunodeficiency syndrome. Marinol is formulated in sesame oil and encapsulated in soft gelatin capsules, and the label for Marinol indicates cool storage conditions or storage in a refrigerator. Marinol is delivered orally and is metabolized in a patient’s liver, where the drug is broken down by enzymes.

We believe that our Dronabinol HG capsule, if approved as a generic version of Marinol, will provide us with revenues to help fund the development of our other product candidates and will help us establish a market presence. Our other proprietary versions of dronabinol are designed to address what we believe are limitations of Marinol. We believe that, if approved, our proprietary RT formulation of dronabinol, which may be stored at room temperature, will make treatment options more convenient for patients and

Business

physicians and will reduce costs and storage burdens for pharmacies and distributors. Our proprietary Dronabinol RT syrup and Dronabinol RT nebulizer are designed to provide alternative delivery options that we believe will provide a number of key advantages over existing synthetic cannabinoid products. We believe these product candidates will potentially further expand the medical use of dronabinol.

Market Overview

CINV is a common and often debilitating side effect of cancer chemotherapy. According to the American Cancer Society, it is estimated that in January 2003 there were approximately 10.5 million people living in the United States with a history of cancer and over 1.4 million new cases are expected to be diagnosed in 2007. Chemotherapy is one of the most common treatments for cancer, and 70%-80% of all cancer patients who receive chemotherapy experience nausea and vomiting associated with their therapy. According to data published by IMS Health, sales for all marketed products in the United States used in treating CINV were approximately $2.7 billion in 2006. Due to the high prevalence of nausea and vomiting associated with chemotherapy, physicians typically offer a preventive anti-nausea agent prior to initiating chemotherapy. However, many patients fail to respond adequately to these conventional treatments.

There are two synthetic cannabinoid products currently approved by the FDA for treatment of CINV in patients who have failed to respond adequately to conventional treatments, Marinol and Cesamet. Marinol was approved by the FDA in 1985 and Cesamet received marketing approval by the FDA in 2006. The DEA classifies Marinol as a Schedule III drug and Cesamet as a Schedule II drug. As such, both are available by prescription, but Cesamet is subject to a higher degree of regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Solvay Pharmaceuticals, the company that markets Marinol, reported Marinol sales of approximately $133 million in the United States for 2006, an increase of 27% over 2005.

Limitations of Existing Therapies

We believe the synthetic cannabinoid market is underserved due to the limitations of existing therapies, and that our room temperature product candidates have the potential to provide a number of advantages over currently marketed products. We believe such advantages will potentially lead to increased patient compliance and expansion of the current market for the medical use of dronabinol. Such limitations include:

➢

Cool storage.    The product label for Marinol indicates cool storage conditions at 8°-15°C or storage in a refrigerator. We believe this cool storage requirement limits the market potential for Marinol by making its treatment of CINV inconvenient for patients and physicians and increasing costs and storage burdens for pharmacies and distributors.

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Onset of action.    Marinol is only available in a capsule formulation, which must be orally ingested and metabolized in the patient’s liver where the drug is broken down by enzymes. We believe that this capsule formulation and digestion process delays onset of action and relief of nausea and vomiting. After oral administration, Marinol has an onset of action of approximately 30 minutes to one hour, and peak effect at two to four hours.

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Side effects.    Dronabinol side effects include euphoria, dizziness, confusion and drowsiness. Such side effects are greater or more severe in patients taking higher doses. The dosage levels for the capsule formulation of dronabinol vary widely among patients, making it difficult to predict the level or severity of side effects experienced by different patients.

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Level of efficacy.    Due to the capsule formulation and digestion process of Marinol, only 10%-20% of an administered dose of Marinol reaches the systemic circulation in the body. This low rate of absorption significantly reduces the bioavailability of dronabinol in patients using its capsule formulation. As a result, patients may take dosages that are too low or too high in an effort to relieve symptoms.

Our Solutions

We believe that, if approved, our proprietary dronabinol room temperature product candidates have the potential to address some of the limitations of existing synthetic cannabinoid products by providing a number of key advantages. Because they may be stored at room temperature, we believe our proprietary Dronabinol RT capsule will make treatment options more convenient for patients and physicians and will reduce costs and storage burdens for pharmacies and distributors.

To build upon our dronabinol room temperature platform, we have designed alternative delivery options that we believe will further address current market limitations. Because it is a syrup formulation instead of an oil-based capsule formulation, our proprietary Dronabinol RT syrup product candidate may be absorbed more consistently and provide increased flexibility in dosing. In addition, since our Dronabinol RT nebulizer is inhaled instead of being ingested, we believe that this formulation may alleviate symptoms more quickly than currently available treatments because it is more rapidly absorbed into the bloodstream. We expect these qualities to enhance onset of action, reduce side effects, enhance efficacy and ultimately increase patient compliance relative to other synthetic cannabinoid products. In addition to providing these advantages, we believe these product candidates, if approved, will potentially expand the medical use of dronabinol. Our regulatory strategy is to obtain approval of these product candidates, after which, we may conduct additional clinical trials to seek to establish advantages over Marinol.

Dronabinol HG Capsule

Our most advanced product candidate is Dronabinol HG capsule, which, if approved by the FDA, will be a generic version of Marinol. Dronabinol, the active ingredient in our Dronabinol HG capsules, is a synthetic form of THC formulated in sesame oil. If our generic Dronabinol HG capsule is approved by the FDA, we intend to utilize a targeted sales force and marketing infrastructure for this product that will focus primarily on pharmacy distribution channels. As a generic alternative, we believe our Dronabinol HG capsules will provide a competitively priced alternative to the current branded product.

We believe that Dronabinol HG capsules, if approved, will provide us with revenues to help fund the development of our other proprietary product candidates. Moreover, we believe that this product introduction will allow us to capture market share, help establish us as a competitor in the market for CINV, and allow us to form relationships in healthcare and pharmacy distribution channels, which may facilitate the introduction of our planned future products. We also believe the development or our sales and marketing capabilities for Dronabinol HG capsule will be an important first step in establishing a sales force and marketing infrastructure with which to launch our future products.

Clinical Trials and Regulatory Status.    The bioequivalence, or equivalent pharmacological properties, of our Dronabinol HG capsule relative to Marinol was evaluated in a comparative bioavailability study. This trial was completed in June 2006 and compared the rate and extent of absorption of our Dronabinol HG capsules with those of Marinol. In September 2006, we submitted an ANDA for Dronabinol HG capsule requesting approval for the treatment of CINV in patients who have failed to respond adequately to conventional treatments. In January 2007, we were advised by the Office of Generic Drugs of the FDA that applications for generic versions of Marinol are currently being evaluated

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on an “expedited review” basis, which according to the FDA means that such applications are among the reviewers’ highest priorities in their work queues. In April 2007, we received a deficiency letter from the FDA on our ANDA, and in June 2007 we submitted an amendment to our ANDA in response to the deficiencies identified by the FDA. In November 2007, we received another major deficiency letter. In response to this letter, we conducted a telephone conference call with the reviewing division of the FDA and agreed to revise certain specifications, and provide the FDA with additional documentation intended to resolve all remaining issues addressed in the November 2007 deficiency letter. On December 11, 2007, we conducted another telephone conference call with the FDA during which we agreed to manufacture one additional test batch of Dronabinol HG capsules utilizing all of the previously agreed to monitoring controls. The FDA will not approve our ANDA until it reviews the test data on the new batch. We expect to complete the new batch and required testing and to submit the data to the FDA by the second quarter of 2008. The FDA also agreed to reclassify our forth-coming amendment to “minor.” We have also petitioned the DEA to classify our Dronabinol HG capsule as a Schedule III drug like Marinol. If approved by the FDA, our Dronabinol HG capsule could be the first generic version of Marinol. We currently anticipate beginning commercial sale of our Dronabinol HG capsule thereafter.

Dronabinol RT Capsule

Dronabinol RT capsule is a proprietary line extension of our Dronabinol HG capsule product candidate, and is part of our strategy of developing additional products by applying improved formulations to existing pharmaceutical compounds. Our Dronabinol RT capsule product candidate, for which we have filed a patent application, includes an additive to stabilize the synthetic THC at room temperature. We believe that this formulation will eliminate the need for cool or refrigerated storage, a requirement for Marinol and our Dronabinol HG capsules, and will make treatment of CINV more convenient for patients and physicians, as well as reduce costs and storage burdens for pharmacies. As a result, while some patients may switch from Dronabinol HG capsules to Dronabinol RT capsules, we believe that our Dronabinol RT capsule product candidate, if approved, could help us further penetrate and potentially expand the market for medicinal dronabinol drugs as patients, physicians, pharmacists and payors recognize the convenience of a room temperature treatment option.

Regulatory Status.    If our ANDA for Dronabinol HG capsules is approved by the FDA, we intend to file a supplement to our ANDA for our proprietary Dronabinol RT capsules product candidate requesting approval of the new formulation and a labeled storage condition of room temperature. Though we have filed our ANDA for Dronabinol HG capsule with the FDA, there are no assurances we will receive FDA approval for this product candidate.

Dronabinol RT Syrup

Dronabinol RT syrup is a proprietary synthetic THC oral syrup formulation containing inactive ingredients to enhance and sustain absorption as well as provide flavor and color. Because it is a syrup formulation as opposed to a capsule, we believe that this product candidate may provide increased flexibility in dosing more convenient delivery and improved absorption profile in patients. We believe these attributes will ultimately increase patient compliance because of better efficacy and fewer side effects, which we believe will permit us to further penetrate and expand the market for the medical use of dronabinol.

Clinical Trials and Regulatory Status.    We completed a single-site, randomized Phase 1 clinical trial in May 2007 of an earlier formulation of Dronabinol RT syrup to determine the pharmacokinetics, or bodily absorption, distribution, metabolism, and excretion, as well as the safety and tolerability of Dronabinol RT syrup. This clinical trial evaluated ascending doses of 2.5 mg, 5.0 mg and 10.0 mg in 31 subjects. Based on the results of this trial we are reformulating the product to optimize its

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pharmacokinetic profile and other attributes. Based on publicly available information regarding Marinol, preliminary results from this clinical trial suggest potentially faster absorption and longer time of therapeutic benefit relative to Marinol, which has an onset of action of approximately 30 minutes to one hour, and peak effect at two to four hours. We also intend to petition the DEA to classify Dronabinol RT syrup as a Schedule III substance.

Dronabinol RT Nebulizer

We plan to offer a nebulizer device that converts our room temperature proprietary dronabinol solution into a fine mist for inhalation. The formulation, which we believe will be stable at room temperature, is a liquid formulation of synthetic THC. Our objective in developing this product candidate is to provide a unique, rapid-onset delivery system for dronabinol that utilizes a nebulizer device. Since it is inhaled instead of being ingested, we believe that this product candidate may be more readily absorbed into the bloodstream and may alleviate symptoms more quickly than currently available treatments. Further, dronabinol taken through an inhaled delivery system will bypass metabolism in a patient’s liver, which we believe may increase the drug’s availability to the patient and possibly support more consistent dosing, improving efficacy and enhancing patient compliance. If approved, we expect that this Dronabinol RT nebulizer will enable us to continue to further penetrate and potentially expand the market for the medical use of dronabinol by offering patients another choice for taking dronabinol. We also believe these attributes could further enhance patient compliance by reducing side effects, and by improving efficacy through a faster onset of action. We have filed a patent application on our dronabinol nebulizer formulation and are currently discussing terms of an exclusive agreement for the nebulizer device for use with our proprietary dronabinol formulation.

Clinical Trials and Regulatory Status.    Our proprietary Dronabinol RT nebulizer is currently in pre-clinical development, and we plan to initiate toxicology studies evaluating the impact of nebulized dronabinol on the lungs. If we establish the pre-clinical safety of the delivery system, we intend to submit an Investigational New Drug, or IND, application with the FDA for our product candidate and perform the required studies with the goal of filing an NDA using the FDA’s Section 505(b)(2) process. We also intend to petition the DEA to classify Dronabinol RT nebulizer as a Schedule III substance.

Fentanyl Product Candidate

Fentanyl is an opioid analgesic approved in the United States for acute and chronic pain management. Depending upon the type of pain, physicians can prescribe fentanyl in three forms of administration: injectable, transmucosal, or delivery by diffusion through the mucous membranes of the mouth, and transdermal, or delivery through the skin. Fentanyl imitates natural biochemicals found in the body that moderate pain and block the transmission of pain signals that travel along nerves to the brain. These properties make fentanyl a potent and attractive therapy for use in patients with cancer who suffer from acute or breakthrough episodes of moderate-to-severe pain.

We are currently developing our sublingual delivery formulation, Fentanyl SL spray, for the treatment of breakthrough cancer pain. We believe that this delivery method represents an improvement over currently marketed fentanyl formulations by meeting patient needs of rapid onset, convenience, and level of efficacy. Our regulatory strategy is to obtain approval of this product candidate, after which we may conduct additional clinical trials to seek to establish advantages over existing fentanyl products. If we receive FDA approval for our Fentanyl SL spray product candidate, we intend to grow our sales force and marketing infrastructure to attempt to capture a portion of the breakthrough cancer pain market and expand the medical use of fentanyl. Due to overlap in target prescribers for both our dronabinol and Fentanyl SL spray product candidates, we expect the sales and marketing expertise that we develop with our dronabinol product candidates will facilitate the commercial launch of our Fentanyl SL spray.

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Market Overview

Pain management is a large and rapidly growing area of pharmaceutical drug development. According to a November 2006 DataMonitor publication, nearly two-thirds of cancer patients in the United States experience pain associated with their disease, and almost two-thirds of those patients experience breakthrough cancer pain. According to IMS Health, U.S. sales for all drugs indicated for breakthrough cancer pain management totaled approximately $740 million in 2006. Medical advances in cancer therapy have led to improved patient survival rates, and we believe this prolonged survival has also resulted in an increase of the prevalence of patients living with cancer pain.

Cancer pain can occur because of tumors pressing on nerves, damage caused by cancer cells in bone, and treatments for cancer such as chemotherapy, radiation therapy or surgery. Many cancer patients experiencing pain will suffer from two types of pain, persistent or continuous pain, which is typically managed by long-acting or sustained-release drugs taken by patients on a regular schedule, and breakthrough pain, which can be severe and sudden, and may require a stronger fast-acting medication. Breakthrough cancer pain is defined as a transient flare of moderate-to-severe pain that essentially “breaks through” the state of relief that is established by long-acting or sustained release drugs that the cancer patient is taking on a regular basis for persistent pain. The incidence of breakthrough cancer pain is relatively common in cancer patients and is particularly difficult to treat due to its severity, rapid onset and the often unpredictable nature of its occurrence. Breakthrough cancer pain is usually characterized by rapid onset with short duration that can last several minutes to an hour, and usually occurs in several episodes per day. Physicians typically treat breakthrough cancer pain with a variety of short-acting opioid medications, including morphine, morphine and codeine derivatives, and fentanyl.

Morphine and such morphine and codeine derivatives are prescribed in immediate release forms of tablets, capsules or liquids that are ingested by the patient. More recently approved by the FDA, Cepahlon’s short-acting opioid-based fentanyl formulations, Actiq and Fentora, utilize transmucosal delivery in an attempt to improve upon existing fentanyl therapies. Actiq, approved by the FDA in 1998 and now available in several generic options, is an oral transmucosal lozenge, and Fentora, approved by the FDA in 2006, is a fentanyl buccal tablet. Despite the improvement over oral opioids that these newer therapies provide, we believe limitations remain with current therapy options and there remains a significant unmet need for faster patient relief, patient convenience, and level of efficacy.

Limitations of Existing Therapies

We believe that the breakthrough cancer pain market is underserved due to the limitations of existing therapies, and that, if approved by the FDA, our Fentanyl SL spray product candidate has the potential to provide a number of advantages over currently marketed products and may lead to increased patient compliance. Such limitations include:

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Onset of action.    Patients suffering from breakthrough cancer pain require rapid pain relief as peak intensity of episodic breakthrough pain can occur within 5 to 15 minutes from the onset of pain symptoms. Oral opioids in tablet or liquid form are metabolized in the liver and consequently may take up to 30 to 45 minutes to become effective. In addition, the peak effect of transmucosal delivery systems may be delayed due to the time required for the lozenge or tablet to fully dissolve, which may take up to 15 to 25 minutes, from the limited mucosal area in the mouth in direct contact with the lozenge or buccal tablet, and from the portion of active drug that is swallowed by the patient and metabolized in the liver.

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Ease of use and patient convenience.    We believe current therapies do not effectively address ease of use and patient convenience. Existing cancer breakthrough pain therapies can require an administration period of several minutes, be disruptive to daily activities and cause patient discomfort.

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For example, patients place lozenge products between their cheek and lower gum and rub the lozenge from side to side over a 15 minute period. In addition, patients with dry mouth may experience difficulty in using current therapies.

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Level of efficacy.    Current fentanyl transmucosal delivery therapies achieve average levels of less than 50% of the drug being absorbed transmucosally, with the remainder being ingested into the gut. To the extent that any delivery method can achieve higher rates of transmucosal absorption, we believe such delivery method would be more effective in relieving symptoms of breakthrough cancer pain.

Our Solution

Our proprietary opioid product candidate, Fentanyl SL spray, is being developed for the treatment of breakthrough cancer pain in opioid-tolerant patients and utilizes sublingual, or under the tongue, delivery of fentanyl. We believe this method of delivery offers several advantages over other transmucosal and ingested drug alternatives, and that physicians and patients may be attracted to the ease of use and convenience of the rapid delivery method of our Fentanyl SL spray. We believe our Fentanyl SL spray will potentially lead to improved patient compliance and expanded medical use of fentanyl.

Since the area under the tongue has a high density of blood vessels, sublingual delivery results in fast absorption of the drug. By avoiding ingestion, this method of delivery allows the drug to bypass metabolism in the liver, where the drug would be broken down by enzymes, reducing its overall absorption profile in the patient. As a result, we believe sublingual delivery will result in a faster onset of action and greater bioavailability compared to alternatives in which a portion of, or the entire drug, is ingested. Assuming this product candidate is approved by the FDA, patients using our Fentanyl SL spray may be able to experience rapid onset of action, unlike current therapies which require 15 minutes or more to take effect. Based on the design of our pivotal Phase 3 efficacy clinical trial, we do not anticipate that any approved labeling for our Fentanyl SL spray product candidate will permit us to claim such advantages in our promotion of this product, if approved.

In addition, our Fentanyl SL spray is easy and convenient to use for patients. The Fentanyl SL spray delivery system is a small handheld device that patients use to spray our fentanyl formulation under the tongue. This quick action allows administration in a matter of seconds, rather than the 15 minutes or more required for currently marketed lozenge or buccal tablet formulations to completely dissolve. Patients can self-administer the drug or, if they are in too much pain to do so, caregivers can conveniently administer the drug for them, a practice which would be relatively more difficult if using a lozenge that must be rubbed in the mouth for approximately 15 minutes or inserting of a buccal tablet into the rear of the mouth. In addition, for patients with dry mouth, we believe sublingual spray delivery of fentanyl could be advantageous since it does not require mixing with saliva.

We filed a patent application claiming the formulation as well as the spray characteristics of the manufacturer’s device for our Fentanyl SL spray in January 2006. We are in discussions for an exclusive arrangement with the device manufacturer and we intend to file a design patent on the physical characteristics of the finished device for our Fentanyl SL spray.

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Clinical Trials and Regulatory Status.    We have conducted two Phase 1 clinical trials evaluating the absorption rate, availability of the active drug to patients and pharmacokinetics, or PK, of our Fentanyl SL spray product candidate. The results of our 21 subject Phase 1 open-label trial, completed in April 2007, compared the rate of absorption and availability of the active drug to the patients of our Fentanyl SL spray relative to patients receiving Actiq and a fentanyl intravenous injection, or IV. These results are presented below.

In the trial, we observed our proprietary Fentanyl SL spray reaching a higher maximum plasma concentration in the body, or Cmax, than Actiq, as well as a more rapid rate of absorption. Our proprietary Fentanyl SL spray had a mean Cmax of 0.813 nanograms per milliliter (or ng/mL) versus 0.607 ng/mL for Actiq. In addition, Fentanyl SL spray reached maximum concentration in the body in approximately 1.3 hours versus 1.7 hours for Actiq. We also observed that Fentanyl SL spray remained in the body at higher levels when compared to the same dose of Actiq. As expected, we observed that the fentanyl IV had a higher Cmax and more rapid rate of absorption than our proprietary Fentanyl SL spray, but that its plasma concentration in the body declined much more rapidly than Actiq and our Fentanyl SL spray. Cmax for the fentanyl IV was 0.929 ng/mL and time to maximum plasma concentration was 0.16 hours.

Clinical data from our Phase 1 clinical trial relative to pharmacokinetic results supports our belief in the relatively rapid absorption of fentanyl using our Fentanyl SL spray product candidate. The data further illustrate a duration of action comparable to Actiq, providing support for our belief that our Fentanyl SL spray may be a faster and more convenient alternative to existing treatment options. A second Phase 1 single-site trial was recently completed in 46 patients evaluating pharmacokinetic data across five different doses of Fentanyl SL spray. The results suggest a linear relationship between dose and PK. We are utilizing the 505(b)(2) strategy for our Fentanyl SL spray candidate regulatory submission. The 505(b)(2) strategy allows the FDA and a sponsor of a 505(b)(2) NDA to rely, in part, on the prior FDA determination that a drug is safe and effective, in support of approval of a subsequent drug product that contains the same active ingredient. What is needed for a drug proceeding through a 505(b)(2) process depends on how different the product candidate is from the previously approved drug referenced in the 505(b)(2) NDA. Our delivery system as a sublingual spray is new; however, the drug, fentanyl, has many years of clinical experience and its safety and efficacy profile is well known. The FDA often requires one or more clinical trials to provide information about the new product itself. The FDA usually does not require a sponsor to build up the type of comprehensive dossier that would be required on a brand new

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molecular entity, but in some cases, especially involving older drugs, the FDA may require new pre-clinical toxicology tests to comply with current standards.

We have utilized the data from the Phase 1 clinical trials, along with guidance from the FDA at various meetings, to design our two pivotal Fentanyl SL spray Phase 3 clinical trials. At a 2005 pre-IND meeting, we proposed and the FDA agreed that a single placebo-controlled Phase 3 efficacy and safety study could be sufficient to support the efficacy of this drug for the indication of “for the management of breakthrough cancer pain in patients with malignancies who are already receiving and who are tolerant to opioid therapy for their underlying persistent cancer pain,” but also stated that evidence supporting proper dosing would be required. The FDA also requested a patient safety database with exposure to study medication for three months to be submitted at the time of NDA submission. In a December 2007 End-of-Phase 2 meeting, the FDA provided feedback on our clinical development plan and statistical plan for our pivotal efficacy protocol. The FDA agreed to review the final protocol and plan after we input changes discussed at the meeting. We have not conducted any Phase 2 clinical trials. If the FDA determines our clinical results do not provide enough evidence regarding efficacy, safety or proper dosing to support an application, the FDA may require we conduct additional studies and subsequent results may not corroborate earlier results.

Recently, on September 26, 2007 and again on December 21, 2007, the FDA issued a public warning to healthcare professionals and consumers concerning recent reports of deaths and other adverse events in patients using approved buccal fentanyl product, Fentora and fentanyl skin patches. The FDA’s concern related to the fact that Fentora, like our Fentanyl SL spray, delivers more drug to the bloodstream more rapidly than Actiq, and thus improper substitution of Fentora for Actiq, or improper patient or dose selection can result in a fatal overdose. The FDA has asked the sponsor of Fentora to strengthen its labeled warnings and clarify its dosing instructions as well as to improve its education plan for doctors and pharmacists to address this safety concern. The FDA may require similar actions with respect to our Fentanyl SL spray product candidate, if approved.

Other Product Candidates

Our other product candidates include other dronabinol line extensions and dronabinol combination products, fentanyl line extensions, analogs of morphine-6-O-sulfate and buprenorphine microspheres.

Other Dronabinol Line Extensions and Dronabinol Combination Products.    We plan to develop additional dronabinol delivery systems, including intravenous administration and suppository delivery of dronabinol. We are also investigating the use of dronabinol for additional treatment indications, including the treatment of multiple sclerosis. In addition, we are evaluating and developing product candidates that combine dronabinol with other compounds for the treatment of pain disorders and cancer cachexia, a progressive loss of body weight in patients with cancer.

Fentanyl Line Extensions.    We plan to investigate using fentanyl as a treatment option in other indications such as the areas of neuropathic and post-operative breakthrough pain relief. We also plan to investigate additional fentanyl delivery methods.

Morphine-6-O-Sulfate.    We have licensed a morphine derivative from the University of Kentucky and plan to develop oral and intravenous formulations of the derivative substance. Preliminary studies suggest that this morphine derivative may prolong analgesic response several hours longer than morphine and is reported to be several times more potent. These advantages could offer improved efficacy and a reduced side effect profile.

Buprenorphine Microspheres.    We intend to use the buprenorphine microsphere technology in the development of a long-term 15 to 30 day deep tissue injection for the treatment of pain and drug addiction.

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SALES AND MARKETING

We currently have no sales, marketing or distribution capabilities. In order to commercialize our dronabinol and fentanyl products or any future product candidates, we must develop sales, marketing and distribution capabilities. Our management team has successfully built internal sales and marketing capabilities at other pharmaceutical companies, and we plan to utilize this experience to build an internal sales and marketing force to market our products.

If our Dronabinol HG capsule is approved for sale, we intend to utilize a targeted internal sales force and marketing infrastructure for this product and focus primarily on pharmacy distribution channels. We expect to expand our sales force and marketing infrastructure if our other product candidates receive regulatory approvals. We also intend to supplement our sales activities with a marketing campaign directed at patient advocacy groups, clinicians, researchers and academic communities. Due to overlap in target prescribers for both our dronabinol and Fentanyl SL spray product candidates, we expect the sales and marketing expertise that we develop with dronabinol will facilitate the commercial launch of Fentanyl SL spray, if approved.

Subject to marketing approval in the relevant countries, we intend to engage sales, marketing and distribution partners in Europe, Asia and Latin America to sell our product candidates outside of the United States.

GOVERNMENTAL REGULATION

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development in the United States typically involves, among other things, pre-clinical laboratory and animal tests, the submission to the FDA of a notice of claimed investigational exemption or an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the pre-clinical tests must comply with federal regulations and requirements including good laboratory practices. The results of pre-clinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long-term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

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A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, good clinical practices, or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing in U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to evaluate the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to establish the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

The current FDA standards of approving new pharmaceutical products are more stringent than those that were applied in the past. These standards were not applied to many established products currently on the market, including certain opioid products. As a result, the FDA does not have as extensive safety databases on these products as on some products developed more recently. Accordingly, we believe the FDA has recently expressed an intention to develop such databases for certain of these products, including many opioids. In particular, the FDA has expressed interest in specific chemical structures that may be present as impurities in a number of opioid narcotic active pharmaceutical ingredients, such as oxycodone, which based on certain structural characteristics, may indicate the potential for having mutagenic effects. If, after testing, such effects are ultimately demonstrated to exist, more stringent controls of the levels of these impurities may be required for FDA approval of products containing these impurities, such as oxymorphone. The FDA’s more stringent requirements together with any additional testing or remedial measures that may be necessary could result in increased costs for, or delays in, obtaining approval for certain of our products in development.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all pre-clinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally

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subject to a substantial application user fee, currently $896,200, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently $49,750 per product and $313,100 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for non-priority drug products are reviewed within ten months. The review process may be extended by the FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practices, or cGMP, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues an approval letter, an approvable letter or a not-approvable letter. Both approvable and not-approvable letters generally outline the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling or distribution restrictions or other risk-management mechanisms which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The Hatch-Waxman Act

Abbreviated New Drug Applications

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to

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prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid is called a Paragraph IV certification. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph 4 certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired. Federal law provides a period of five years following approval of a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs cannot be submitted unless the submission contains a Paragraph IV challenge to a listed patent, in which case the submission may be made four years following the original product approval. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which FDA cannot grant effective approval of an ANDA based on that listed drug.

Section 505(b)(2) New Drug Applications

Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA’s findings of safety and efficacy of an existing product, or published literature, in support of its application.

505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA’s findings with respect to certain pre-clinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

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To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is subject to existing exclusivity for the reference product and is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Citizen Petitions

FDA regulations set forth procedures under which parties can petition the FDA to take or refrain from taking certain actions. NDA applicants occasionally submit such citizen petitions requesting that the FDA deny or delay approval of an ANDA, or impose specific additional requirements for approval on ANDAs for a particular drug product. Many such petitions are eventually denied by the FDA, but the submission of such petitions, especially when submitted near the end of an ANDA review, has often delayed the approval of an ANDA while the FDA considers and responds to the issues presented. Congress included provisions to address this practice in the recently enacted FDA Amendments Act of 2007, or FDAAA. The FDAAA prohibits the FDA from delaying approval of an ANDA due to the submission of a citizen petition unless the delay is necessary to protect the public health, and requires that the FDA take final action on any such petition within 180 days of its submission. In addition, the FDAAA requires that petitioners certify, among other things, the date upon which the petitioner first became aware of the information that forms the basis of the request and the name of the person or entity funding the petition.

OTHER REGULATORY REQUIREMENTS

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to cGMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to access compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product

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approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The distribution of prescription pharmaceutical products is also subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

CONTROLLED SUBSTANCES; DRUG ENFORCEMENT ADMINISTRATION

We intend to sell products that are “controlled substances” as defined in the Controlled Substances Act of 1970, or CSA, which establishes registration, security, record keeping, reporting and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Fentanyl, the active ingredient in one of our products, is listed by the DEA as a Schedule II substance under the CSA. Consequently, its manufacture, shipment, storage, sale and use are subject to a high degree of regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription.

Dronabinol is listed by the DEA as a Schedule I substance, but when formulated in sesame oil and encapsulated in a soft gelatin capsule in Marinol, it is a Schedule III substance. Because our dronabinol formations will not meet this Schedule III definition, we have petitioned the DEA to classify these products into Schedule III. On September 24, 2007, the DEA published a rule which would classify certain tablet and capsule formulations of natural (derived from plant material) or synthetic dronabinol in Schedule III if such products are subject to an approved ANDA. By definition, this proposed rule would include our Dronabinol HG capsule and Dronabinol RT capsule product candidates.

Registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA, for example distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

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A DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. Because dronabinol is a Schedule I controlled substance, it is subject to the DEA’s production and procurement quota scheme. The DEA establishes annually an aggregate quota for how much dronabinol may be produced in total in the United States based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. This limited aggregate amount of dronabinol that the DEA allows to be produced in the United States each year is allocated among individual companies, who must submit applications annually to the DEA for individual production and procurement quotas. We or our partners, including our contract manufacturers, must receive an annual quota from the DEA in order to produce or procure any Schedule I or Schedule II substance, including dronabinol and fentanyl. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. Our, or our contract manufacturers’, quota of the active ingredient may not be sufficient to meet commercial demand or complete clinical trials. Any delay or refusal by the DEA in establishing our, or our contract manufacturers’, quota for controlled substances could delay or stop our clinical trials or product launches which could have a material adverse effect on our business, financial position and results of operations.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could eventuate in criminal proceedings.

Individual states also regulate controlled substances, and we and our contract manufacturers will be subject to state regulation on distribution of these products.

Anti-Kickback, False Claims Laws & The Prescription Drug Marketing Act

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services,

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which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

New Legislation

On September 27, 2007, the President of the United States, George W. Bush, signed into law the Food and Drug Administration Amendments Act of 2007, or FDAAA. The new legislation grants significant new powers to the FDA, many of which are aimed at improving drug safety and assuring the safety of drug products after approval. In particular, the new law authorizes the FDA to, among other things, require post-approval studies and clinical trials, mandate changes to drug labeling to reflect new safety information, and require risk evaluation and mitigation strategies for certain drugs, including certain currently approved drugs. In addition, it significantly expands the federal government’s clinical trial registry and results databank and creates new restrictions on the advertising and promotion of drug products. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties.

While the above provisions of the FDAAA, among others, will undoubtedly have a significant effect on the pharmaceutical industry, the extent of that effect is not yet known. As regulations, guidance and interpretations are issued by the FDA relating to the new legislation, its impact on the industry, as well as our business, will become clearer. The changes and new requirements it imposes on the drug review and approval process and post-approval activities could make it more difficult, and certainly more costly, to obtain approval for new pharmaceutical products, or to produce, market, and distribute existing products.

Approval Outside the United States

In order to market any product outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales and distribution of our products. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods, and may be otherwise complicated by our product candidates being controlled substances such as synthetic cannabinoids and fentanyl. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval and DEA classification. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

To date, we have not initiated any discussions with the European Medicines Agency, or EMEA, or any other foreign regulatory authorities with respect to seeking regulatory approval for any indication in Europe or in any other country outside the United States. As in the United States, the regulatory approval process in Europe and in other countries is a lengthy and challenging process.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

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COMPETITION

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions, many of which have significantly greater financial and other resources than us. While we believe that our dronabinol and fentanyl product candidates, as well as our proprietary formulations and delivery systems, will be an improvement over existing products, our product candidates will compete against established and yet to be approved products.

Compared to us, many of our potential competitors have substantially greater research and development resources, including personnel and technology; regulatory experience; drug development, clinical trial and drug marketing and commercialization experience; experience and expertise in intellectual property rights; name recognition; and capital resources. As a result, our competitors may obtain regulatory approval of their products more rapidly than us or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop products for the treatment of pain management, nausea and vomiting or other indications we pursue that are more effective, better tolerated, more useful and less costly than ours and may also be more successful in manufacturing and marketing their products. Our competitors may succeed in obtaining approvals from the FDA, the DEA and foreign regulatory authorities for their product candidates sooner than we do for ours. In addition, if we receive regulatory approvals for our products, manufacturing and sales and marketing efficiency are likely to be significant competitive factors. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

The indications for which we are developing products have a number of established therapies and products under development with which our product candidates will compete. In the treatment of CINV, physicians typically offer a conventional antinausea agent prior to initiating chemotherapy, such as substance P antagonists, seratonin receptor antagonists, corticosteroids and phenothiazines. If we receive regulatory approvals for our dronabinol product candidates, they will likely compete against these agents, as well as Solvay Pharmaceutical, Inc.’s Marinol and Valeant Pharmaceutical Inc.’s Cesamet. In addition, although there are no generic versions of Marinol that have been approved by the FDA to date, we believe that other companies are pursuing regulatory approval for generic dronabinol products, and we cannot give any assurance that other companies will not obtain regulatory approval or commercialize their generic dronabinol products on a more rapid timeline or more effectively than us. Moreover, we will compete with non-synthetic cannabinoid drugs and therapies such as GW Pharmaceuticals’ Sativex®, especially in the many countries outside of the United States where natural-based cannabinoids are legal. We also cannot assess the extent to which patients utilize natural cannabis (marijuana) to alleviate CINV, instead of using prescribed therapies such as our dronabinol products.

In the breakthrough cancer pain market, physicians typically treat breakthrough cancer pain with a variety of short-acting opioid medications, including morphine, morphine and codeine derivatives, and fentanyl. If we receive regulatory approvals for our Fentanyl SL spray product candidate, it will likely compete against numerous products, already in the market and in development. Products already in the market include Cephalon Inc.’s Fentora, Actiq and its generic alternatives from Barr Pharmaceuticals, Inc. and Watson Pharmaceuticals, Inc. We are aware of numerous companies developing other treatments and technologies for rapid delivery of opioids to treat breakthrough pain, including transmucosal, transdermal, nasal spray, inhaled delivery systems and sublingual delivery systems, among others. For instance, BioDelivery Sciences International recently submitted an NDA for transmucosal

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fentanyl for the treatment of breakthrough cancer pain. If these technologies are successfully developed and approved over the next few years, they could represent significant competition for our Fentanyl SL spray product candidate, if approved. By the time we are able to commercialize a product candidate, the competition and potential competition may be greater and more direct.

We expect to compete on, among other things, the improved convenience and efficacy of our products. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to and develop pharmaceutical products and compounds and to exploit these products and compounds commercially before others are able to develop competitive products. We currently have no sales, marketing or distribution capabilities. In order to commercialize our dronabinol and fentanyl product candidates or any future product candidates, we must develop sales, marketing and distribution capabilities. Outside of the United States, and subject to marketing approval in the relevant countries, we intend to engage sales, marketing and distribution partners in Europe, Asia and Latin America instead of building our own international sales force. In addition, our ability to compete may be affected because insurers and other third-party payors in some cases may seek to encourage the use of generic products making branded products like our Dronabinol RT capsule and Fentanyl SL spray product candidates less attractive, from a cost perspective, to buyers.

INTELLECTUAL PROPERTY

The success of most of our product candidates will depend in large part on our ability to:

➢	obtain and maintain patent and other legal protections for the proprietary technology, inventions and improvements we consider important to our business,

➢	prosecute and defend our patents,

➢	preserve the confidentiality of our trade secrets, and

➢	operate without infringing the patents and proprietary rights of third parties.

We intend to continue to seek appropriate patent protection for our lead compounds and product candidates, drug delivery systems, molecular modifications, as well as other proprietary technologies and their uses by filing patent applications in the United States and selected other countries. We intend for these patent applications to cover, where possible, claims for composition of matter, medical uses, processes for preparation, processes for delivery and formulations.

As of December 31, 2007, we own or have licensed from third parties a total of four issued U.S. patents, four pending U.S. utility patent applications, and three pending U.S. provisional applications. The U.S. patents licensed to us will expire in 2013 through 2018, although they may also be eligible for patent term adjustment and patent term restoration. The U.S. patents, if they issue from the applications we own, will expire in 2025 through 2028.

We currently license three issued U.S. patents as well as their corresponding foreign patents and patent applications from the University of Mississippi that relate to a suppository formulation of dronabinol hemisuccinate esters; one pending U.S. patent application and its international phase foreign counterpart from the University of Kentucky that relates to our dronabinol combination product candidate that combines opioid- and cannabinoid-based drugs for pain management; and one issued U.S. patent application from the University of Kentucky that relates to morphine-6-O-sulfate analogues and their use for the treatment of pain.

Our dronabinol patent portfolio currently consists of four U.S. pending patent applications (including provisionals) and foreign counterparts. We do not currently have issued patents in our dronabinol patent

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portfolio. The claims of these applications currently cover at least formulations and methods of use relating to the Dronabinol RT capsules, Dronabinol RT syrup and Dronabinol RT nebulizer. In addition, the patent applications include claims that would also cover other Dronabinol RT extension products, such as a sublingual spray, a transdermal gel, an intravenous liquid, and an ophthalmic drop or ointment. Any patents that issue from our pending patent applications will expire between 2025 and 2028.

The fentanyl patent portfolio currently consists of one U.S. pending patent application, one pending patent application under the Patent Cooperation Treaty, and two pending U.S. provisional patent applications. We do not currently have any issued patents in our fentanyl patent portfolio. The claims of these applications currently cover at least formulations and methods of use relating to the Fentanyl SL spray. Any patents that issue from our pending patent applications will expire in 2027 and 2028.

Although we believe our rights under these patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors.

We also rely on trade secrets, proprietary know-how and continuing innovation to develop and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. We intend to require each of our employees, consultants and advisors to execute proprietary information and inventions assignment agreement before they begin providing services to us. Among other things, this agreement will obligate our employee, consultant or advisor to refrain from disclosing any of our confidential information received during the course of providing services and, with some exceptions, to assign to us any inventions conceived or developed during the course of these services. We also require confidentiality agreements from third parties that receive our confidential information.

The biotechnology and biopharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As our current and potential product candidates and others based upon our proprietary technologies progress toward commercialization, the possibility of an infringement claim against us increases. While we attempt to be certain that our products and proprietary technologies do not infringe other parties’ patents and other proprietary rights, competitors or other parties may assert that we infringe on their proprietary rights.

We have conducted clearance searches of issued U.S. patents, but cannot guarantee that the searches were comprehensive and therefore whether any of our product candidates or the methods of using, making or identifying our product candidates infringe the patents searched, or that other patents do not exist that cover our product candidates or these methods. We are aware of two patents owned by two different companies that relate to fentanyl, and we are currently evaluating these patents for scope of coverage and for any invalidity positions. There may also be pending patent applications related to these patents that are unknown to us and may prevent us from marketing our product candidates. Other product candidates that we may develop, either internally or in collaboration with others, could be subject to similar delays and uncertainties.

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MANUFACTURERS AND SUPPLIERS

We have a number of manufacturing and supply partners which we plan to rely upon in producing our products. In order to execute our dronabinol strategy, we entered into a second amended and restated exclusive purchase and supply agreement with Austin Pharma LLC, a wholly owned subsidiary of Cerilliant Corporation, an analytical reference standards company. The agreement covers the production and sale of dronabinol drug substance to us. Under this agreement, Austin Pharma agreed to manufacture, produce and sell dronabinol exclusively to us and we agreed to purchase, prior to the initial scale up of the manufacturing facilities being complete, the lesser of $6,000,000 or 100% of the dronabinol produced by Austin Pharma. After the initial scale up of the manufacturing facilities is complete, however, we agreed to purchase a minimum 50 kilograms of dronabinol produced by Austin Pharma each year. In the event that the annual forecasted requirements for our dronabinol drug substance exceed (i) a minimum threshold amount and (ii) Austin Pharma’s ability to produce dronabinol, we may purchase the excess dronabinol from one additional supplier. We agreed to pay a set price for a given quantity of dronabinol as well as royalties on net sales of products containing dronabinol that was supplied by Austin Pharma. This agreement expires 180 months from commercialization of our Dronabinol HG capsule and, unless otherwise terminated, automatically renews in increments of 36 months.

In connection with this agreement, we agreed to fund the construction of the manufacturing facilities for the dronabinol drug substance, including (i) a build-out of Austin Pharma’s facilities pursuant to loans made by us, (ii) a lease to Austin Pharma of certain equipment for the production of dronabinol, and (iii) a loan to Austin Pharma for the purchase of certain equipment for the production of dronabinol. As of September 30, 2007, we had leased approximately $585,000 and loaned approximately $3.0 million to Austin Pharma that Austin Pharma used to purchase equipment for the manufacturing facilities. We do not anticipate loaning additional money or leasing additional equipment to Austin Pharma to facilitate the build out of the Austin Pharma facilities. This agreement provides that Austin Pharma will repay this loan or make lease payments to us, as applicable, in 60 monthly installments equal to 1.67% of the purchase price beginning on the initial repayment date, which is the date that is 120 days following the date that Austin Pharma first ships our dronabinol drug substance that was manufactured using the completed manufacturing facilities. Upon payment of the last monthly lease installment, we will transfer ownership of the leased equipment to Austin Pharma.

Our agreement to fund the build-out of Austin Pharma’s manufacturing facilities was financed, in part by loans to Austin Pharma which are documented by two promissory notes in our favor, in the aggregate principal amounts of $1.0 million and $2.3 million. Each of these promissory notes is secured by substantially all of the assets of Austin Pharma and bears interest at a rate of 8% per annum.

In addition, the amounts advanced to Austin Pharma for the purchase of $3.0 million of equipment and the amounts spent for the $585,000 equipment leased are payable in 60 monthly installments of principal beginning on the initial repayment date. As these advances are interest free, we have imputed interest and recorded an intangible asset associated with the Purchase and Supply Agreement.

The promissory note in the aggregate principal amount of $2.3 million is payable in a series of 60 monthly installments of principal and interest beginning on the initial repayment date. As of September 30, 2007, Austin Pharma had drawn down $1.7 million under this note and had $0.6 million available for future borrowing.

The promissory note in the aggregate principal amount of $1.0 million is convertible at our option into a 28.75% ownership interest in Austin Pharma at any time prior to the option expiration date, which is the earlier of (i) March 15, 2014 or (ii) termination of the amended and restated purchase and supply agreement

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in the event of a monetary default by us. Monthly installments of interest on this promissory note are payable commencing on the initial repayment date and continuing until the earlier of (a) the option expiration date or (b) exercise in full of our equity conversion option. In the event that our equity conversion option is not exercised by the option expiration date, beginning on the thirtieth day following the option expiration date, Austin Pharma must repay this promissory note in sixty equal monthly installments of principal and interest. Obligations under these notes are not associated with receipt of FDA approval for any of our dronabinol product candidates. We believe that securing an exclusive manufacturing relationship with a dedicated U.S.-based manufacturer that has demonstrated an ability to manufacture dronabinol gives us a competitive advantage and is strategically important because cannabinoid-based products are inherently unstable and require significant expertise to produce. Our current agreement with Austin Pharma provides for the production of enough dronabinol drug substance for our dronabinol product candidates to satisfy our current growth strategy. Though we have been advised by Austin Pharma that the build-out of its facilities is substantially complete and that our funding described in this prospectus together with the significant start-up and build-out related costs funded to date by Cerilliant will be sufficient to enable Austin Pharma to produce our dronabinol supply, Austin Pharma may encounter difficulties that could result in higher than anticipated costs and may require additional funding to produce our dronabinol supply.

Austin Pharma or we may terminate the agreement upon written notice in the event of material default or breach by the other party or upon expiration of the term of the agreement. If, prior to commercializing one of our dronabinol product candidates in the United States, we are unable to secure necessary regulatory approval or Austin Pharma is unable to manufacture dronabinol to the agreed-upon specifications, either Austin Pharma or we may terminate the agreement. Additionally, either Austin Pharma or we may terminate the agreement upon the bankruptcy, insolvency or liquidation of the other party.

There are two chemicals that are used as starting materials for producing dronabinol, olivetol and para-menthadienol, or PMD. Austin Pharma sources olivetol from a company in India, and sources PMD, a highly unstable and scarce chemical compound, from another company in India through its United States-based intermediary, QV Chemicals. Both chemical materials are manufactured utilizing well-established chemical techniques and we believe that these two suppliers are equipped to meet our current and future chemical material needs for the development and commercialization of our dronabinol-based product candidates.

Our Dronabinol RT nebulizer utilizes a device from PARI Pharma, a company based in Germany. PARI has successfully nebulized our proprietary dronabinol drug substance by using a vibrating membrane that converts our proprietary, liquid dronabinol formulation into a fine mist which can be inhaled into the lung. We have entered into a development agreement with PARI to support the development of the nebulized form of our proprietary Dronabinol RT for use in PARI’s proprietary eFlow® electronic nebulizer. We are in very early discussions with PARI for a long-term agreement for PARI to be a dedicated supplier of the nebulizer device for our nebulized Dronabinol RT.

Our Fentanyl SL spray device was developed using a sublingual spray device developed by Pfeiffer GmbH, a medical device company based in Germany. We have an agreement in place with Pfeiffer to complete development of the spray device and have an additional agreement in place for the spray devices to be used in our Phase 3 clinical trials for Fentanyl SL spray. We anticipate entering into a master agreement with Pfeiffer in the first quarter of 2008, pursuant to which Pfeiffer would supply us the spray devices necessary for the development and commercialization of our Fentanyl SL spray, if Fentanyl SL spray receives regulatory approval.

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Several third-party manufacturers contribute to the production of our Fentanyl SL spray product candidate, including DPT Labs in Lakewood, New Jersey, that fills the fentanyl liquid vials and assembles the spray technology device for our Fentanyl SL spray product candidate. We believe that our arrangements with DPT Labs our other third-party manufacturers will provide us with adequate fill and assembly and production capacity to meet our commercialization plans for our Fentanyl SL spray product candidate, if Fentanyl SL spray receives regulatory approval.

RESEARCH AND DEVELOPMENT

We have a research and development organization that includes expertise in pharmaceutical development, product formulation and clinical development. Our research and development efforts are focused on making proprietary improvements to marketed or development-stage products by utilizing our drug formulation and delivery technologies. Improvements to existing products or compounds generally involve less development and regulatory risk, while shortening the time from concept to market compared to traditional new drug development programs.

Our internal product pipeline team, consisting of our research and development group, oversees new product development activities. This team meets regularly to discuss product concepts and conduct product portfolio management assessments. Input from this team and external resources is gathered to identify product concepts that meet an existing therapeutic need or improve current methods of delivery for a therapeutic need. We then examine the commercial potential of the product while reviewing our concepts with our scientific advisory board, board of directors and other key opinion leaders.

ENVIRONMENTAL AND SAFETY MATTERS

We use hazardous materials, including chemicals, biological agents and compounds, that could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern, among other things, the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our drug development efforts.

In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. If one of our employees was accidentally injured as a result of the use, storage, handling or disposal of these materials or wastes, the medical costs related to his or her treatment is within the coverage terms of our workers’ compensation insurance policy. However, we do not carry specific biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

EMPLOYEES

As of December 31, 2007, we employed 17 full-time employees, consisting of 11 employees in research, development and regulatory affairs, and six in management, administration, finance and facilities. As of the same date, seven of our employees had a Ph.D. or M.D. degree. None of our employees is subject to a collective bargaining agreement and we consider our relationship with our employees to be good.

Business

SCIENTIFIC ADVISORY BOARD

We have established a scientific advisory board consisting of industry experts with knowledge of our target markets. Our scientific advisors generally meet twice a year as a group to assist us in formulating our research, development, clinical and sales and marketing strategies. Some individual scientific advisors consult with and meet informally with us on a more frequent basis. Our scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

PROPERTIES

We lease approximately 16,000 square feet of office and lab space in Phoenix, AZ under a lease agreement that expires in October 2012. We have an option to extend this lease for an additional 5 years and a right of first offer to purchase the facility. In addition, we are responsible for expenses associated with the use and maintenance of our Arizona facility, such as utility and common area maintenance expenses. We believe that the Phoenix, AZ facility is adequate to meet our current needs, and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

We are currently not a party to any material legal proceedings.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Jon W. McGarity	65	President, Chief Executive Officer and Director
Mike L. Babich	31	Chief Operating Officer and Director
Mark R. Schonau	51	Chief Financial Officer
Ellen G. Feigal	53	Chief Medical Officer
Ramesh Acharya	66	Chief Scientific Officer
S. George Kottayil	44	Executive Vice President, Technology
Troy A. Ignelzi	40	Vice President, Business Development & Strategic Alliances
Kelly Tate	51	Director of Regulatory Affairs
John N. Kapoor	64	Director and Chairman of the Board
Patrick Fourteau(2)(3)	60	Director
Steve Meyer(1)(2)	51	Director
Brian Tambi(1)(2)(3)	62	Director
Gary Tollefson(1)(3)	56	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Jon W. McGarity has served as our President, Chief Executive Officer and a member of our board of directors since March 2007. From 1996 to March 2007, Mr. McGarity served as the President and Chief Executive Officer of EthiX Associates, a company he founded in 1996 that provides executive consulting services in pharmaceutical, biotech and healthcare business planning, strategy and development. Prior to founding EthiX Associates, Mr. McGarity was the Vice Chairman, President and Chief Operating Officer of Pharmaceutical Marketing Services, a company which provided marketing and information services to the global pharmaceutical and healthcare industry. From August 2004 to March 2007, Mr. McGarity also served as the President and Chief Executive Officer of the Arizona BioIndustry Association. He is also a member of the Board of the Global Advisory Council at Thunderbird, The Garvin School of International Management and serves on the boards of directors of the Arizona BioIndustry Association, the Arizona Technology Council, the Masters Level Computational Biosciences Degree Program and the Technopolis Program at Arizona State University. Mr. McGarity also serves on the boards of directors of several biotechnology companies, including Cypress Bioscience, a public company, GenBioPro, Restorative Biosciences and Apthera. He is also a member of the board of directors of Clinical Information Network, a company that provides communication services to the medical community. Mr. McGarity earned his B.S. in Biology, with a Minor in Chemistry and Physics, from the State University of New York at Albany.

Mike L. Babich has served as our Chief Operating Officer since March 2007. Prior to joining us, he worked at EJ Financial Enterprises, a company affiliated with the chairman of our board, John N. Kapoor, since 2001. During his time at EJ Financial Enterprises, Mr. Babich held various roles and worked on various projects, including private equity transactions, asset management and strategic consulting for both public and private companies. Prior to his work at EJ Financial Enterprises, Mr. Babich worked at the Northern Trust Company managing mid- to large-cap portfolios for high net worth individuals. Mr. Babich received a B.A. from the University of Illinois at Urbana-Champaign and an MBA from the Kellogg School of Management at Northwestern University.

Management

Mark R. Schonau has served as our Chief Financial Officer since August 2007. Prior to joining us, Mr. Schonau served as Chief Financial Officer of Axway, Inc. a leading global provider of collaborative business solutions from January 2006 through August 2007. Prior to that, from January 2001 to January 2006, Mr. Schonau served as Chief Financial Officer and Senior Vice President of Administration for Cyclone Commerce, a business-to-business systems provider that was acquired by Axway in 2006. Upon Cyclone’s acquisition by Axway, Mr. Schonau became the North American Chief Financial Officer of the surviving entity. Mr. Schonau also was employed by the accounting firm of Ernst & Young LLP from January 1981 to May 1988. He is a member of the Arizona and American Institutes of Certified Public Accountants and currently sits on the board of directors of the Arizona Technology Council. Mr. Schonau received a B.S. in Accounting from Arizona State University.

Ellen G. Feigal has served as our Chief Medical Officer since February 2007. From 2006 until January 2007, Dr. Feigal served as the director of medical devices and imaging at the Critical Path Institute, a joint venture between the FDA, SRI International and the University of Arizona, whose research focuses on pharmaceutical drugs. From 2004 to 2006, she served as the vice president of clinical studies and deputy scientific director at the Translational Genomics Research Institute. From 1992 to 2004, Dr. Feigal was employed by the National Cancer Institute (NCI) where she initially served as senior investigator for lung, neck and head cancer, as well as AIDS malignancies. She later served as deputy director of NCI’s Division of Cancer Treatment and Diagnosis in 1997, before becoming the division director. Prior to NCI, Dr. Feigal served as a member of the medical faculty at University of California, San Francisco and University of California, San Diego. Dr. Feigal earned her M.D. from the University of California, Davis School of Medicine in 1981 whereupon she began an internal medical residency at University of California, Davis and Stanford University.

Ramesh Acharya has served as our Chief Scientific Officer since August 2007. From 2002 until August 2007, Dr. Acharya worked independently as the President of Acharya Consulting Company, specializing in providing consulting services to pharmaceutical companies. Prior to this, Dr. Acharya served as Executive Vice President at Akorn, a pharmaceutical development and marketing company, as well as Vice President of Research at TheraTech, a drug delivery company and Watson Pharmaceuticals, a pharmaceutical company. Dr. Acharya was a co-founder of Oramed, a drug delivery and development company. Dr. Acharya earned his B.Sc. Tech from the University of Bombay, M.S. in Pharmacy from the University of Pacific and Ph.D. in Pharmacy from the University of Illinois.

S. George Kottayil is a co-founder of Insys and currently serves as our Executive Vice President, Technology. During his time with us, Dr. Kottayil has served as our President, Chief Scientific Officer and member of our board of directors. Prior to co-founding Insys in 2002, Dr. Kottayil spent six years with Unimed Pharmaceuticals, a pharmaceutical development and marketing company. During his time with Unimed, he served in various roles, including director of product development. Dr Kottayil earned his B.Sc. in chemistry from Fergusson College, M.Sc. in Physical Chemistry from the University of Poona and his Ph.D. in Organic and Medicinal Chemistry from the University of Kentucky.

Troy A. Ignelzi has served as our Vice President, Business Development & Strategic Alliances since February 2007. Previously, he served as the Vice President of Emerging Technologies for the Greater Phoenix Economic Council beginning in August 2005. From February 2002 through August 2005, Mr. Ignelzi served as a sales executive at Eli Lilly and Company, a pharmaceutical company. Mr. Ignelzi is a member of the board of directors of the Arizona BioIndustry Association. Mr. Ignelzi earned a B.S. in Accounting from Ferris State University.

Management

Kelly Tate has served as our Director of Regulatory Affairs since June 2007. Previously, he was Director of Regulatory Affairs with Transgenomics Drug Development, consulting with multiple companies on their strategic oncology drug development strategies. From 2003 through 2006, Mr. Tate was Senior Director of Regulatory Affairs with Mylan/Bertek Pharmaceuticals, a pharmaceutical development and marketing company. From 1997 through 2003, Mr. Tate held several positions including Associate Director of Regulatory Affairs and Director of Program Management with ILEX Oncology, a biopharmaceutical company focused on the treatment of cancer patients. Prior to 1997, Mr. Tate held several positions including Senior Applications Programmer and Manager of Governmental Submissions with Parke-Davis, a subsidiary of the pharmaceutical company Pfizer. Mr. Tate earned an M.A. in Industrial/Organizational Psychology and MBA from Wayne State University and is currently working towards a Ph.D. in Industrial/Organizational Psychology.

John N. Kapoor is a co-founder of Insys and has served as the Chairman of our board of directors since our inception. Dr. Kapoor has served as the President and Chairman of the board of directors of EJ Financial Enterprises, since forming the company in 1990. Dr. Kapoor is also the Managing Partner of Kapoor-Pharma Investments, an investment company that he founded in 2000. Dr. Kapoor serves as the chairman of the board of directors of Akorn, a publicly traded specialty pharmaceutical company, where he served as the Chief Executive Officer from March 2001 to December 2002 and from May 1996 to November 1998. In addition, Dr. Kapoor serves as chairman of the board of directors of NeoPharm and serves as a member of the board of directors of Introgen Therapeutics, both publicly traded biopharmaceutical companies. Dr. Kapoor received his Ph.D. in Medicinal Chemistry from the State University of New York at Buffalo and a B.S. in Pharmacy from Bombay University in India.

Patrick P. Fourteau has served on our board of directors since August 2007. Mr. Fourteau has served as President and Chief Executive Officer of Sciele Pharma, Inc. a pharmaceutical company, since November 2003, after serving as Sciele’s President and Chief Operating Officer since May 2003. Prior to that, Mr. Fourteau served as President of Ventiv Health Sales, an international contract sales organization, from 2002 to 2003. Prior to that, he served as President of various divisions of St. Jude Medical from 1995 to 2000 and served as an executive with Eli Lilly and Company prior to 1995. Mr. Fourteau holds a B.A., and an M.A. in Mathematics from University of California, Berkeley and an MBA from Harvard University.

Steve Meyer has served on our board of directors since August 2007. Since November 2005, Mr. Meyer has served as the Chief Financial Officer of JVM Realty Corporation, a private investment firm specializing in the acquisition, re-positioning and management of real estate for investors. Prior to that, Mr. Meyer was employed by Baxter International Incorporated, a global healthcare company, where he served as Corporate Treasurer from January 1997 to July 2004. Mr. Meyer was not formally employed from July 2004 to November 2005. Mr. Meyer earned his MBA in finance and accounting from the Kellogg Graduate School of Management at Northwestern University and his B.A. in Economics from the University of Illinois in Campaign-Urbana. He is an Illinois CPA.

Brian Tambi has served on our board of directors since August 2007. He has served as the Chairman of the Board, President and Chief Executive Officer of BrianT Laboratories LLC, a pharmaceutical company currently focused on developing, manufacturing and marketing combinations of leading single agent drugs and delivery systems, since forming the company in January 2007. Dr. Kapoor is an investor in BrianT Laboratories. Prior to forming Brian T Laboratories, Mr. Tambi served as the Chairman, President and Chief Executive Officer of Morton Grove Pharmaceuticals since 1995. Mr. Tambi currently serves as Morton Grove’s non-executive Chairman of the Board. Prior to Morton Grove,

Management

Mr. Tambi served as President of Ivax North American Pharmaceuticals and as a member of the Board of Directors of Ivax Corporation, a publicly traded pharmaceutical company, and President of Fujisawa Pharmaceutical Company USA, a pharmaceutical company. Mr. Tambi also held executive positions at Lyphomed and Bristol-Myers Squibb, also pharmaceutical companies. He earned his MBA in International Finance & Economics in 1974 and his B.S. in Finance and Economics in 1972, both from Syracuse University.

Gary Tollefson has served on our board of directors since August 2007. He has served as the President and Chief Executive Officer of Orexigen Therapeutics, Inc., a biopharmaceutical company focused on the development of pharmaceutical products for the treatment of central nervous system disorders, since May 2005. During such time, he has also served as a member of Orexigen’s board of directors. Previously, Dr. Tollefson was employed by Eli Lilly and Company where he served as President of the Neuroscience Product Group from January 1999 to December 2000 and Vice President of Lilly Research Laboratories from January 1997 to March 2004. Dr. Tollefson has also served as a volunteer Clinical Professor of Psychiatry at Indiana University School of Medicine since April 2004. He is also the founder of Consilium, a consulting company dedicated to psychopharmacological product development. Dr. Tollefson currently holds the senior guest scientific position at Eli Lilly and Company as the Distinguished Visiting Lilly Research Scholar. Dr. Tollefson also serves on the boards of directors for Xenoport, a publicly traded pharmaceutical company and Cortex Pharmaceuticals, also a pharmaceutical company. Dr. Tollefson earned his M.D. from the University of Minnesota where he went on to complete a residency in psychiatry and a Ph.D. in Psychopharmacology.

BOARD COMPOSITION

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Our board of directors has determined that four of our seven directors, Patrick Fourteau, Steve Meyer, Brian Tambi and Gary Tollefson, are independent directors, as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

➢	Class I, which will consist of Mr. Tambi and Dr. Tollefson, and whose terms will expire at our annual meeting of stockholders to be held in 2008;

➢	Class II, which will consist of Messrs. McGarity and Babich, and whose terms will expire at our annual meeting of stockholders to be held in 2009; and

➢	Class III, which will consist of Messrs. Fourteau and Meyer and Dr. Kapoor and whose terms will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is

Management

currently seven members. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66- 2/3% of our voting stock.

BOARD COMMITTEES

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Steve Meyer, Brian Tambi and Gary Tollefson. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. Mr. Meyer serves as the chair of our audit committee. The functions of this committee include, among other things:

➢	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

➢	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

➢	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

➢

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

➢

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

➢	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

➢	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

➢	preparing the report that the SEC requires in our annual proxy statement;

➢

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with our code of conduct and ethics;

➢	reviewing on a periodic basis our investment policy; and

➢	reviewing and evaluating on an annual basis the performance of the audit committee.

Our board of directors has determined that Mr. Meyer qualifies as an audit committee financial expert within the meaning of SEC regulations and the Nasdaq Marketplace Rules. In making this determination, our board has considered Mr. Meyer’s formal education and the nature and scope of experience that he has previously had with public companies. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Management

Compensation Committee

Our compensation committee consists of Patrick Fourteau, Steve Meyer and Brian Tambi. Mr. Fourteau serves as the chair of our compensation committee. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of the rules of the SEC and the listing standards of the Nasdaq Stock Market. The functions of this committee include, among other things:

➢	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

➢	reviewing and approving the compensation and other terms of employment of our executive officers;

➢	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

➢

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

➢

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

➢	administering our equity incentive plans;

➢	establishing policies with respect to equity compensation arrangements;

➢	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

➢	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

➢	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

➢	reviewing and assessing on an annual basis the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Gary Tollefson, Brian Tambi and Patrick Fourteau. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. Dr. Tollefson serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

➢	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

➢	determining the minimum qualifications for service on our board of directors;

➢	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

➢	evaluating, nominating and recommending individuals for membership on our board of directors;

➢	evaluating nominations by stockholders of candidates for election to our board of directors;

Management

➢	considering and assessing the independence of members of our board of directors;

➢

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application, and recommending to our board of directors any changes to such policies and principles;

➢	considering questions of possible conflicts of interest of directors as such questions arise; and

➢	annually evaluating the performance of the nominating and corporate governance committee.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our board of directors administers our executive compensation program. Upon the closing of this offering, we will establish a compensation committee whose role will be to oversee our compensation and benefits plans and policies, to administer our stock plans and to review and approve annually all compensation decisions relating to all executive officers.

Our Philosophy

From our inception in 2002 to the end of 2006, the objectives of our executive compensation program during these early years were to attract and retain executive and non-executive employees who were instrumental in the technological development of our products and product candidates. This plan was designed to reward technological feasibility, product development and pertinent scientific applications.

During these early years, our co-founder, Dr. S. George Kottayil, initially served as our sole executive officer and President and later, as our Chief Scientific Officer. In determining the compensation for Dr. Kottayil during these years, our board of directors was guided by the following key principles:

➢	Competition. Compensation should reflect the competitive marketplace, so we can retain, attract, and motivate our executive officer.

➢

Accountability for Product and Patent Development.    Compensation should be tied to the potential business introduced to the us through the development of patents, licenses and other product pipeline related activities.

➢	Accountability for Individual Performance. Compensation should be tied, in part, to the executive officer’s performance to encourage and reflect his contributions to our corporate performance.

In 2007, we began an expansion of our management team. During this year, we have hired most of our current management team, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Medical Officer, Chief Scientific Officer and Director of Regulatory Affairs. In connection with this organizational growth, Dr. Kottayil transitioned from serving as our President to serving as our Executive Vice President of Technology. To manage this growth, our board of directors revisited the objectives of our executive compensation program and determined that, going forward, we should retain our current executive officers and employees and attract additional technological, scientific and administrative employees. These objectives, they feel, are designed to reward, motivate and align executive officers and employees to achieve our desired corporate objectives. As such, in determining the compensation of executive officers, we are now guided by the following key principles:

➢	Competition. Compensation should reflect the competitive marketplace, so we can retain, attract, and motivate talented executives.

➢

Accountability for Product and Patent Development.    Compensation should be tied to the potential business introduced to us through development of patents, licenses and other product pipeline related activities.

➢

Accountability for Business Performance.    Compensation should be tied, in part, to financial performance, so that executive officers are held accountable through their compensation for contributions to our performance as a whole, through the performance of the businesses for which they are responsible.

Executive compensation

➢

Accountability for Individual Performance.    Compensation should be tied, in part, to the executive officer’s performance to encourage and reflect individual contributions to our performance. Our board of directors considers individual performance as well as performance of the businesses and responsibility areas that an individual oversees, and weighs these factors as appropriate in assessing a particular executive officer’s performance.

➢	Alignment with Stockholder Interests. Compensation should be tied, in part, to our financial performance through equity awards to align executives’ interests with those of our stockholders.

APPLICATION OF OUR PHILOSOPHY

Our executive compensation program aims to encourage our executive officers to continually pursue our strategic opportunities while effectively managing the risks and challenges inherent to our business. Specifically, we have created an executive compensation package that balances short versus long-term components, cash versus equity elements, and fixed versus contingent payments, in ways we believe are most appropriate to provide incentives to our executive officers and reward them for achieving the following goals:

➢	develop a culture that embodies a passion for our business, creative contribution and a drive to achieve established goals and objectives;

➢	provide leadership to the organization in such a way as to maximize the results of our business operations;

➢	lead us by demonstrating forward thinking in the operation, development and expansion of our business;

➢	effectively manage organizational resources to derive the greatest value possible from each dollar invested; and

➢	take strategic advantage of the market opportunity to expand and grow our business.

The components of our executive compensation program not only aim to be competitive in our industry, but also to be fair relative to (i) compensation paid to other professionals within our organization; (ii) our short and long-term performance and (iii) the value we deliver to our stockholders. We seek to maintain a performance-oriented culture and a compensation approach that rewards our executive officers when we achieve our goals and objectives, while putting at risk an appropriate portion of their compensation against the possibility that our goals and objectives may not be achieved. Overall, our approach is designed to relate the compensation of our executive officers to (x) the achievement of short and longer term goals and objectives; (y) their willingness to challenge and improve existing policies and structures and (z) their capability to take advantage of unique opportunities and overcome difficult challenges within our business. Our board of directors will periodically evaluate both the performance and compensation to make sure that the compensation provided to our executive officers remains competitive relative to compensation paid by companies of similar size and stage of development operating in the biopharmaceutical industry, taking into account our relative performance and our own strategic goals.

COMPONENTS OF EXECUTIVE COMPENSATION

During 2006, Dr. Kottayil, our sole executive officer in such year, was compensated with a base salary of $155,000 and a discretionary bonus of $20,000, which was paid out in February 2007. As of September 30, 2007, Dr. Kottayil was beneficial owner of 1,315,180 shares of our voting common stock.

Executive compensation

Our current executive compensation program consists of three components: short-term compensation (including base salary and annual bonuses), long-term equity-based incentives and benefits.

Short-Term Compensation

We utilize short-term compensation, including base salary, annual adjustments to base salary and annual bonuses, to motivate and reward our executive officers in accordance with our performance-based program. Each executive officer’s short-term compensation components are tied to an annual assessment of his or her progress against our corporate objectives.

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. To establish the 2006 base salary and bonus of our sole executive officer, Dr. Kottayil, our board of directors took into account a number of factors, including the start-up nature of our company at the time and the compensation of the other employees working for us in 2006. Given the start-up nature of our company and Dr. Kottayil’s role in founding our company and his related equity ownership, our board of directors, with significant influence from Dr. John N. Kapoor, our chairman of the board of directors and principal stockholder, determined that it would be in our best interest to set Dr. Kottayil’s salary and bonus at a level that would permit him to maintain his lifestyle while working with our company, but also keep in mind the limited funds that we had as a company at such time. Dr. Kapoor specifically contemplated Dr. Kottayil’s significant equity ownership in our company and felt that this equity interest gave Dr. Kottayil a chance to benefit from our success as a stockholder and, as such, his base salary and bonus should serve to provide for daily living expenses. Moreover, in setting Dr. Kottayil’s salary and bonus, Dr. Kapoor and the other members of our board of directors took into account the compensation levels of our other employees at the time. During 2006, no employee other than Dr. Kottayil was earning a base salary over $100,000 and, given this, our board of directors felt that it would negatively affect morale among employees if Dr. Kottayil earned a base salary that was more than double what the other employees were earning at the time.

In establishing the 2007 base salaries of our executive officers, our board of directors and management took into account a number of factors, including the executive officer’s seniority, position and functional role, level of responsibility and, to the extent such individual was employed by us for at least the prior six months, his or her accomplishments against personal and group objectives. For newly hired executive officers, our board of directors and management considered the base salary of the individual at his or her prior employment, any unique personal circumstances that motivated the executive to leave that prior position to join us and the compensation range for the particular role being filled.

Compensation amounts historically have been highly individualized, resulted from arm’s length negotiations and been based on a variety of informal factors including, in addition to the factors listed above, our financial status, our need for that particular position to be filled and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In addition, we consider the competitive market for corresponding positions within comparable geographic areas and industries. As a general matter, although members of our board of directors possess general knowledge regarding the compensation given to some of the executive officers of other companies in our industry, the board historically typically applied its subjective discretion to make compensation decisions and has not formally benchmarked its executive compensation against a particular set of comparable companies or used a formula to set the compensation for our executives in relation to survey data. We anticipate that our recently formed compensation committee will more formally benchmark executive compensation against a peer group of comparable companies in the future. We also anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

Executive compensation

The base salary of our executive officers is reviewed on an annual basis and adjustments are made to reflect performance-based factors, as well as competitive conditions. Increases are considered within the context of our overall annual merit increase structure as well as individual and market competitive factors. We do not apply specific formulas to determine increases. Generally, executive officer base salaries are adjusted and reviewed during the first quarter of each year based on a review of:

➢	their general performance during the applicable review period;

➢	an assessment of their professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and organizational accomplishment; and

➢	their knowledge, skills and attitude, focusing on capabilities, capacity and ability to drive results.

A portion of the executive officers’ annual bonuses are discretionary and tied to the achievement of our annual corporate goals, functional area goals and/or individual performance objectives and a thorough review of the applicable performance results of the company, business, function and/or individual during the applicable period. Based on the review, each individual may receive an award from zero to 100% of his or her pre-determined bonus percentage based on his or her base salary or, in the alternative, if no pre-determined bonus percentage is set by our board of directors, the board has absolute discretion in awarding such executive officer with a bonus. In addition to these discretionary bonuses, certain executive officers are also entitled to received a guaranteed bonus amount that is equal to a pre-determined percentage of his or her base salary. The 2007 base salary and guaranteed and discretionary bonus percentage amounts for each executive officer, as applicable, are set forth in the following table:

Name	Base Salary	Guaranteed Bonus Percentage	Discretionary Bonus Percentage
Jon W. McGarity, President and Chief Executive Officer	$276,000	35%	15%
Mark R. Schonau, Chief Financial Officer	$175,000	30%	20%
Michael L. Babich, Chief Operating Officer	$175,000	30%	20%
Ellen G. Feigal, Chief Medical Officer	$265,000	—	—
Ramesh Acharya, Chief Scientific Officer	$100,000	—	—
S. George Kottayil, Executive Vice President, Technology	$155,000	—	—
Troy A. Ignelzi, Vice President of Business Development and Strategic Alliances	$123,000	20%*	15%
Kelly Tate, Director of Regulatory Affairs	$130,000	—	10%

*	10% of this bonus amount was paid on the executive’s employment start date and is subject to repayment if the executive terminates his employment within 12 months of such date.

Our Chief Executive Officer periodically reviews the performance of our executive officers on the bases noted above and recommends to our board of directors any base salary changes or bonuses deemed appropriate.

Long-Term Equity-Based Compensation

Our long-term compensation program consists solely of stock option grants. Stock option grants made to executive officers are designed to provide them with incentive to execute their responsibilities in such a way as to generate long-term benefit to us and our stockholders. Through possession of stock options,

Executive compensation

our executive officers participate in the long-term results of their efforts, whether by appreciation of our company’s value or the impact of business setbacks, either company-specific or industry-based. Additionally, stock options provide a means of ensuring the retention of our executive officers, in that they are in almost all cases subject to vesting over an extended period of time.

Upon joining us, each executive officer is granted an initial option award that is primarily based on competitive conditions applicable to such officer’s specific position. These competitive conditions are primarily based on the supply and demand for executive officers of that type at the time of hiring, which may be evidenced by competing offers for a particular individual. In addition, our board of directors considers the number of options owned by other executive officers in comparable positions within our company. We believe this strategy is consistent with the approach of other companies at the same stage of development in our industry and, in our board of directors’ view, is appropriate for aligning the interests of our executive officers with those of our stockholders over the long term.

Periodic awards to executive officers are made based on an assessment of their sustained performance over time, their ability to impact results that drive value to our stockholders and their organization level. Option awards are not granted regularly or automatically to our executive officers on an annual basis. Our Chief Executive Officer periodically reviews the performance of our executive officers on the bases noted above and recommends to our board of directors any option awards deemed appropriate.

During 2007, our board of directors granted stock options based upon the recommendations of our Chief Executive Officer. These grants were generally made during regularly scheduled board meetings. The exercise price of options was determined by our board of directors after taking into account a variety of factors, including the quality and growth of our management team and valuation indicators for our common stock. In the future, we expect to increase our use of restricted stock awards and reduce our use of stock options as a form of stock-based compensation.

During 2007, to meet the goals of our long-term equity based incentive program, our board of directors granted the following options to purchase shares of our common stock (voting and non-voting) to our executive officers:

Name	Grant Date	Number of Shares	Exercise Price
Jon W. McGarity, President and Chief Executive Officer	05/15/07	255,319		$0.19
Mark R. Schonau, Chief Financial Officer	09/24/07	63,829		$1.18
Michael L. Babich, Chief Operating Officer	05/15/07 09/24/07	95,744 42,553	$ $	0.19 1.18
Ellen G. Feigal, Chief Medical Officer	05/15/07	42,553		$0.19
Ramesh Acharya, Chief Scientific Officer	06/20/07 09/24/07	31, 914 85,106	$ $	0.19 1.18
S. George Kottayil, Executive Vice President, Technology	09/24/07	8,510		$1.18
Troy A. Ignelzi, Vice President of Business Development and Strategic Alliances	05/15/07 09/24/07	36,170 27,659	$ $	0.19 1.18
Kelly Tate, Director of Regulatory Affairs	06/20/07 09/24/07	4,255 10,638	$ $	0.19 1.18

In January 2008, our board of directors adopted our 2007 equity incentive plan and the 2007 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering. These plans are available to and intended to encourage and motivate all of our employees, including our executive officers, to continue in our employ by giving them the opportunity to

Executive compensation

acquire an ownership interest in the company either by way of stock option grants pursuant to the 2007 equity incentive plan or through the purchase of shares of our common stock at a discount to the market price, subject to certain limits, pursuant to the 2007 employee stock purchase plan.

BENEFITS

We provide the following benefits to our executive officers on the same basis as the benefits provided to all employees:

➢	health and dental insurance;

➢	life insurance;

➢	short- and long-term disability; and

➢	401(k) plan.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

OUR COMPETITIVE MARKET

The market for experienced management with the knowledge, skills and experience our organization requires is highly competitive. Our objective is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after by other companies in our industry and those industries that also produce the requisite skills we seek.

We believe that our ability to offer significant upside potential through equity-based compensation gives us a competitive advantage. Nonetheless, we must also offer cash compensation to our existing and prospective executive officers through base salaries and cash bonuses that are competitive in the marketplace and allow them to satisfy their day to day financial requirements.

We also compete on the basis of our vision of future success, our culture and company values, and the excellence of our management personnel. In all of these areas, we believe we compete with other companies in our industry.

TOTAL COMPENSATION

We intend to continue our strategy of compensating our executive officers at competitive levels, with the opportunity to impact their total annual compensation through performance-based compensation that include both cash and equity elements. Our approach to total executive compensation is designed to drive results that maximize our financial performance and deliver value to our stockholders. In light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual bonus and long-term equity-based incentives.

EVOLUTION OF OUR COMPENSATION APPROACH

Our compensation approach is necessarily tied to our stage of development as a company. Accordingly, the specific direction, emphasis and components of our executive compensation program will continue to evolve as our company and its underlying business strategy continue to grow and develop. For example, we intend to reduce our executive compensation program’s emphasis on stock options as a long-term

Executive compensation

incentive component in favor of other forms of equity compensation such as restricted stock awards. Similarly, we may revise how we measure senior executive performance to take into account the unique requirements of being a public company including, but not limited to, strict compliance with the standards of the Sarbanes Oxley Act. In addition, we may engage a compensation consultant to assist our board of directors and future compensation committee in continuing to evolve our executive compensation program, and we may look to programs implemented by comparable public companies in refining our compensation approach.

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation earned during the years ended December 31, 2006 and 2007 by each person serving in 2006 and/or 2007 as our chief executive officer, our chief financial officer and our three other most highly compensated executive officers at December 31, 2006 and December 31, 2007, as applicable (the “named executive officers”). For the year ended December 2006, our former President and Chief Scientific Officer was our only named executive officer and our sole executive officer. As such, the following table provides information regarding the compensation earned during the year ended December 31, 2006 by such sole executive officer, as well as the compensation earned during the year ended December 31, 2007 by such sole executive officer and by our newly hired named executive officers.

Name and Principal Position(1)	Year	Salary		Bonus	Option Awards (2)	All Other Compensation		Total
Jon W. McGarity President and Chief Executive Officer	2007		$188,900	(3)	$41,578	$6,000	(4)		$236,478

Mark Schonau Chief Financial Officer	2007		$60,353	(3)	$16,801	—			$77,154

Ellen Feigal, M.D. Chief Medical Officer	2007		$242,917	(3)	$2,681	—			$245,598

Michael Babich Chief Operating Officer	2007		$145,833	$20,000 (3)	$35,288	—			$201,121

Troy A. Ignelzi Vice President of Business Development and Strategic Alliances	2007		$108,571	$36,900 (3)	$13,171	—			$158,642

George S. Kottayil, Ph.D.(5) Executive Vice President, Technology	2007 2006	$ $	155,000 155,000	$(3 20,000)	$2,240 —	— —		$ $	157,240 175,000

(1)	Positions listed reflect the named executive officers’ positions with us as of December 31, 2007.
(2)	Calculated in accordance with SFAS 123R using the modified prospective transition method without consideration of forfeitures.
(3)	Bonus amounts, if any, including any guaranteed bonus amounts, will be determined and paid upon the closing of this offering.
(4)	Represents life insurance premiums paid by us on behalf of the named executive officer.
(5)	Dr. Kottayil served as our President and Chief Scientific Officer during 2006, but as a result of our recent growth is no longer serving in that position. Dr. Kottayil co-founded Insys and continues to be employed by us as our Executive Vice President, Technology.

Executive compensation

GRANTS OF PLAN-BASED AWARDS

All stock options granted to our named executive officers were granted under our amended and restated equity incentive plan. The exercise price per share of each stock option was equal to the per share fair market value of our common stock as determined in good faith by our board of directors on the date of grant.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2007.

Name	Grant Date	All Option Awards: Number of Shares of Stock or Units		Exercise or Base Price of Option Awards(1)		Grant Date Fair Value of Option Awards(2)
Jon W. McGarity	5/15/07	255,319	(3)		$0.19		$41,578
Mark R. Schonau	9/24/07	63,829	(4)		$1.18		$16,801
Ellen G. Feigal	5/15/07	42,553	(4)		$0.19		$2,680
Michael L. Babich	5/15/07 9/24/07	95,744 42,553	(3) (4)	$ $	0.19 1.18	$ $	15,592 11,201
Troy A. Ignelzi	5/15/07 9/24/07	36,170 27,659	(3) (4)	$ $	0.19 1.18	$ $	5,891 7,281
S. George Kottayil	9/24/07	8,510	(4)		$1.18		$2,240

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.
(2)	Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures.
(3)	Vesting for this stock option was accelerated in full by our board of directors on July 27, 2007.
(4)	One half of the common stock underlying this stock option vests on the date of grant. An additional one fourth of the common stock underlying this stock option vests on each of the first and second anniversary of the date of grant.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2007

The following table sets forth certain information regarding equity awards granted to our named executive officers that were outstanding as of December 31, 2007.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options – Exercisable	Number of Securities Underlying Unexercised Options – Unexercisable	Option Exercise Price		Option Expiration Date
Mark R. Schonau	31,914	31,914		$1.18	09/24/17
Ellen G. Feigal	—	21,276		$0.19	05/15/17
Michael L. Babich	5,319 21,276	— 21,276	$ $	0.17 1.18	09/18/16 09/24/17
Troy A. Ignelzi	13,829	13,829		$1.18	09/24/17
S. George Kottayil	4,255	4,255		$1.18	09/24/17

(1)	One half of the common stock underlying this stock option vests on the date of grant. An additional one fourth of the common stock underlying this stock option vests on each of the first and second anniversary of the date of grant.

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OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the number of shares of common stock acquired and the value realized pursuant to the exercise of stock options during the year ended December 31, 2007 by certain of our named executive officers.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Jon W. McGarity	255,319
Ellen G. Feigal	21,276
Michael L. Babich	95,744
Troy A. Ignelzi	36,170

(1)	The value realized on exercise is equal to the difference between the option exercise price and an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

PENSION BENEFITS

Our named executive officer did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or future compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

NONQUALIFIED DEFERRED COMPENSATION

Our named executive officer did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or future compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

DIRECTOR COMPENSATION

The following table provides information regarding the compensation earned during the year ended December 31, 2007 by our non-employee directors during that year.

Name(1)	Option Awards (2)	Total
Patrick Fourteau	$15,081	$15,081
Steve Meyer	$15,081	$15,081
Brian Tambi	$15,081	$15,081
Gary Tollefson	$15,081	$15,081

(1)	Does not include Jon W. McGarity or Michael L. Babich, both of whom were employed by us and served on our board of directors during the year ended December 31, 2007, but did not receive additional compensation for services provided as a director. Also does not include John N. Kapoor, Ph.D., who served on our board of directors, but did not receive additional compensation for services provided as a director. Messrs. McGarity’s and Babich’s compensation is set forth in the summary compensation table above.

(2)	An option to purchase 14,893 shares of our non-voting common stock was granted to each of Messrs. Fourteau, Meyer, Tambi and Tollefson on September 24, 2007. Each of these option grants was vested in full upon the date of grant and the fair value was calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures.

Effective upon the closing of this offering, our board of directors adopted a compensation policy that will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

➢	an annual cash retainer of $10,000;

➢	an additional annual cash retainer of $5,000 for service as chairman of the audit committee, compensation committee or the nominating and corporate governance committee;

➢

an annual option grant to purchase 1,063 shares of our common stock vesting on a daily basis over one year following the grant date for serving as a member of the audit committee, compensation committee or the nominating and corporate governance committee;

➢	upon first joining our board of directors, an automatic initial grant of an option to purchase 14,893 shares of our common stock vesting on a daily basis over one year following the grant date; and

➢

for each non-employee director whose term continues on January 1st of each year, an automatic annual grant of an option to purchase 14,893 shares of our common stock vesting on a daily basis over one year following the grant date.

EQUITY BENEFIT PLANS

Amended and Restated Equity Incentive Plan

Our board of directors adopted our amended and restated equity incentive plan, or amended plan, in June 2006 and our stockholders also approved the amended plan in June 2006. As of September 30, 2007, 351,063 shares of common stock had been issued upon the exercise of options granted and 74,468 shares were granted but unexercised. No shares remain available for future grant under the amended plan. As of that same date, 463,209 shares of non-voting common stock had been issued upon the exercise of options granted, options to purchase 368,789 shares of non-voting common stock were outstanding and 19,042 shares of non-voting common stock remained available for future grant under the amended plan. Immediately prior to the closing of this offering, all outstanding options to purchase non-voting common stock will be amended to provide that such options will be exercisable for voting common stock only. Upon the signing of the underwriting agreement related to this offering, the amended plan will be terminated and no further option grants will be made under the amended plan and any shares then remaining available for future grant, plus any shares underlying outstanding options that expire or are forfeited, will be allocated to our 2007 equity incentive plan.

Administration.    Our board of directors administers the amended plan and has the authority to determine the exercise price of the stock options, the recipients of stock options granted under the plan and the terms, conditions and restrictions applicable to all options granted under the amended plan. Our board of directors approves the form of option agreement and has authority to accelerate, continue, extend or defer the exercisability of any stock option issued under the amended plan. Our board of directors may amend or modify the amended plan at any time, provided that no such amendment may change or impair any then outstanding option without the consent of the optionee.

Executive compensation

Eligibility.    The amended plan permits us to grant stock options to our key employees, non-employee directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock option provisions generally.    In general, the duration of a stock option granted under the amended plan cannot exceed ten years. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted by our board of directors or other permitted plan administrator. In addition, our board of directors may amend, modify, extend, cancel or renew any outstanding option or may waive any restrictions or conditions applicable to any outstanding option.

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Effect on stock options of certain corporate transactions.    If we experience a change in control, stock options held by individuals whose service has not terminated prior to the change in control will be accelerated in full and shall be immediately exercisable in full on the date of such change in control.

Other provisions.    If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the amended plan.

2007 Equity Incentive Plan

Our board of directors adopted the 2007 equity incentive plan, or 2007 plan, in August 2007 and we expect our stockholders to approve the 2007 plan prior to the closing of this offering. The 2007 plan will become effective upon the date of the underwriting agreement related to this offering. The 2007 plan will terminate in August 2017, unless sooner terminated or suspended by our board of directors.

Awards. The 2007 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation, or collectively, stock awards. In addition, the 2007 plan provides for the grant of performance cash awards. Our board of directors, a committee delegated by our board, or one or more officers delegated by our board with limited authority to make grants in accordance with the limitations of Delaware law determines the recipients of awards under this plan. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary corporations. All other awards may be granted to employees, directors, including non-employee directors, and consultants.

Share reserve.    Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 plan is 3,019,042 shares, which number includes the unallocated shares remaining available for issuance under our amended plan as of the effective date of the 2007 Plan (19,042 shares as of September 30, 2007) plus an additional 3,000,000 shares to be approved by our stockholders as part of the approval of the 2007 plan. In addition, the number of shares of our common stock reserved for issuance will automatically increase on January 1st of each year, from January 1, 2009 through January 1, 2018, by the lesser of (a) 5% of the total number of shares of our common stock outstanding on December 31st of the preceding year, (b) 1,276,595

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shares or (c) a lesser number determined by our board of directors prior to the first day of any calendar year. The reserve will also be increased by any shares of common stock that would have reverted from time to time to our amended plan but for its termination.

The following types of shares under the 2007 plan may become available for subsequent issuance under the 2007 plan: (a) shares granted under the 2007 plan which expire or otherwise terminate, in whole or in part, without being exercised in full, (b) shares forfeited back to or repurchased by us after being issued to a participant pursuant to a stock award because of the failure to meet a contingency or condition required for the vesting of such shares, (c) shares granted under a stock award which is settled in cash and (d) shares of common stock which are cancelled in accordance with our cancellation and regrant provisions. In addition, if any shares are withheld to satisfy payment of taxes, used to pay the exercise price of an option in a net exercise arrangement, or used to pay for a stock appreciation right, the shares not delivered to the participant remain available for subsequent issuance under the 2007 plan. Shares issued under the 2007 plan may be authorized but unissued or required common stock, including shares repurchased by us on the open market. As of the date hereof, no shares of our common stock have been issued under the 2007 plan.

The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 plan is equal to 10,231,914 shares, as increased from time to time pursuant to annual increases. No person may be granted stock awards covering more than 10,231,914 shares of our common stock under the 2007 plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than 5,000,000 shares or a performance cash award covering more than $10 million in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Administration.    Our board of directors has the authority to administer the 2007 plan. Our board may delegate limited or full administration of the 2007 plan to one or more committees or limited administration to one or more officers. Subject to the terms of the 2007 plan, our board, authorized committee or authorized officer, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights. Our board has the authority to reprice any outstanding stock award under the 2007 plan without the approval of our stockholders.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2007 plan, up to a maximum of ten years, except in certain cases of termination, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or

Executive compensation

any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months following the date of termination due to disability or 18 months following the date of termination due to death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a same day sale under Regulation T promulgated by the Federal Reserve Board that results in a receipt of cash, check, or irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, all stock options are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death. The plan administrator in its sole discretion and in compliance with applicable tax and securities laws may permit transfers upon the optionee’s request.

Tax limitations on incentive stock options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration acceptable to the plan administrator in his sole discretion. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. In the event an awardholder is terminated, we may receive any or all of the unvested shares under a forfeiture condition or repurchase right. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted stock unit awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Any form of legal consideration acceptable to the plan administrator in its sole discretion may be paid by the participant for each share of common stock subject to the award. A restricted stock unit award may be settled by the delivery of cash, stock, a combination of cash and stock, or in any other form of consideration determined by the plan administrator and set forth in the restricted stock unit award agreement. The plan administrator may delay the delivery or settlement of an award to a time after the vesting of the award by imposing restrictions or conditions at the time of grant. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award and may be converted into additional shares of

Executive compensation

common stock covered by the award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount not greater than the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. The appreciation distribution may be paid in common stock, cash or any combination or in any other form of consideration acceptable by the plan administrator and set forth in the stock appreciation right agreement. A stock appreciation right granted under the 2007 plan vests at the rate specified in the stock appreciation right agreement and may be restricted by the plan administrator at the time of grant.

The plan administrator determines the term of stock appreciation rights granted under the 2007 plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than cause, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. If the participant’s service relationship with us is terminated for cause, then the stock appreciation right terminates immediately. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards.    The 2007 plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation under Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The plan administrator may specify the form of payment of performance awards and may permit a participant to elect for deferred payment of a performance cash award. The maximum number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed 5,000,000 shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $10 million.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, appropriate adjustments will be made to (a) the classes and maximum number of securities reserved under the 2007 plan, (b) the classes and maximum number of securities by which the share reserve increases automatically each year, (c) the classes and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (d) the classes and maximum number or securities that may be awarded as stock awards and performance awards and (e) the classes and maximum number of securities and price per share of stock subject to outstanding stock awards.

Dissolution or liquidation.    In the event of a dissolution or liquidation, all outstanding stock awards under the 2007 plan will terminate immediately prior to the completion of such dissolution or

Executive compensation

liquidation, other than vested and outstanding shares of common stock not subject to a forfeiture condition or our right of repurchase and except as otherwise provided in a stock award agreement. The shares subject to our repurchase right may be repurchased by us if subject to repurchase rights despite the participant providing continuous service. Alternatively, the plan administrator may cause some or all of the outstanding stock awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such stock awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

Corporate transactions.    In the event of certain significant corporate transactions, awards under the 2007 plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction, provided that under stock awards held by persons other than current participants, we may continue to exercise our reacquisition or repurchase rights notwithstanding the corporate transaction. The plan administrator also has the discretion to provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionholder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Changes in control.    A stock award under the 2007 plan may vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service is terminated actually or constructively within a designated period before or after the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2007 plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement or by any other written agreement between us or any affiliate and the participant.

Plan amendments.    The plan administrator may amend or modify the 2007 plan at any time. However, no amendment shall be effective unless approved by our stockholders to the extent stockholder approval is necessary to satisfy applicable law. No amendment may adversely affect any rights under awards already granted to a participant unless requested by us and agreed to in writing by the affected participant.

2007 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted the 2007 non-employee directors’ stock option plan, or directors’ plan, in August 2007 and we expect our stockholders to approve the directors’ plan before the closing of this offering. The directors’ plan will become effective upon the date of the underwriting agreement related to this offering. The directors’ plan will terminate at the discretion of our board of directors. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

Share reserve.    An aggregate of 300,000 shares of our common stock are reserved for issuance under the directors’ plan. This amount will be automatically increased annually on January 1st of each year, from January 1, 2009 through January 1, 2018, by the excess of (a) the number of shares of our common

Executive compensation

stock subject to options granted during the preceding calendar year over (b) the number of shares of our common stock, if any, added back to the share reserve during the preceding calendar year pursuant to the terms of the directors’ plan, a lesser number determined by our board of directors prior to the first day of any calendar year.

Shares of our common stock subject to stock options that have expired or otherwise terminated under the directors’ plan without having been exercised in full shall again become available for grant under the directors’ plan. Shares available for issuance under the directors’ plan include shares not delivered to the optionholder because the shares are withheld for payment of taxes and shares used to pay the exercise price of an option in a net exercise arrangement. Shares of our common stock issued under the directors’ plan may be previously authorized but unissued or reacquired common stock, including shares repurchased by us on the open market. If the exercise of any stock option granted under the directors’ plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of options under the directors’ plan.

Administration.    The directors’ plan will be administered by our board of directors. Our board may not delegate the administration of the directors’ plan.

Stock options.    Stock options will be granted pursuant to the director’s plan and may contain additional terms and conditions as determined by our board of directors. The exercise price of the options granted under the directors’ plan will be equal to 100% of the fair market value of our common stock on the date of grant.

In general, the term of stock options granted under the directors’ plan may not exceed ten years. If an optionholder’s service relationship with us, or any affiliate of ours, ceases, then the optionholder or his or her beneficiary may exercise any vested options for such period as provided under the terms of the stock option agreement. If an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability, death or upon a change in control, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship ceases due to disability, the optionholder may exercise any vested option for a period of 12 months following the date of termination due to disability. If an optionholder’s service relationship ceases due to death, or the optionholder dies within the three month period after termination for a reason other than death, the optionholder or his or her beneficiary may exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship terminates within 12 months following a change in control, the optionholder may exercise any vested options for a period of 12 months following the date of change in control. The option term may be extended in the event that applicable securities laws prohibit the exercise of the option following termination of service. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued under the directors’ plan may include any combination of (a) cash or check, (b) delivery of shares of common stock to us or (c) a program developed under Regulation T as promulgated by the Federal Reserve Board that results in a receipt of irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our board’s written consent if (a) a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares or (b) the transfer is to the optionholder’s employer or affiliate at the time of transfer. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Executive compensation

Automatic grants.

➢

Initial grant.    Any person who becomes a non-employee director after the completion of this offering will automatically receive an initial grant of an option to purchase 14,893 shares of our common stock upon his or her election. These options will vest in daily installments over the one year period from the date of grant.

➢

Annual grant.    In addition, any person who is a non-employee director at the beginning of each calendar year, commencing with January 1, 2009, will be granted, on January 1st of each year, an option to purchase 14,893 shares of our common stock. These options will vest in daily installments over the one year period from the date of grant.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, our board of directors will make the appropriate adjustments to (a) the classes and maximum number of securities reserved under the directors’ plan, (b) the classes and maximum number of securities by which the share reserve increases automatically each year, (c) the classes and maximum number or securities for which nondiscretionary grants are made and (d) the classes and maximum number of securities and price per share of stock subject to outstanding options.

Dissolution or liquidation.    In the event of a dissolution or liquidation, all outstanding options will terminate immediately prior to the completion of such dissolution or liquidation.

Corporate transactions.    In the event of certain corporate transactions, options under the directors’ plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such options, then the vesting options held by non-employee directors whose service has not been terminated as of, or immediately prior to, the effective time of the corporate transaction, generally will be accelerated in full to a date prior to the effective time of the corporate transaction. All options outstanding under the directors’ plan will be terminated if not exercised prior to the effective date of the corporate transaction, provided that under options held by directors whose service has been terminated prior to or as of the corporate transaction, we may continue to exercise our reacquisition or repurchase rights notwithstanding the corporate transaction. If an option will terminate if not exercised prior to the effective time of a corporate transaction, in lieu of exercise, our board may provide that we will pay the optionholder the excess of (a) the value of the property the optionholder would receive upon exercise of the option, over (b) the exercise price.

Changes in control.    Outstanding options will immediately vest and become exercisable in the event that an optionholder (a) is required to resign his or her position as a non-employee director as a condition of a change in control, or (b) is removed from his or her position as a non-employee director in connection with a change in control.

Plan amendments.    Our board of directors will have the authority to amend or terminate the directors’ plan. However, no amendment or termination of the directors’ plan may adversely affect any rights under options already granted to a participant unless requested by us and agreed to in writing by the affected participant. Except as related to changes in capital structure, we will obtain stockholder approval of any amendment to the directors’ plan to the extent required by applicable law.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 employee stock purchase plan, or 2007 purchase plan, in August 2007 and we expect our stockholders to approve the 2007 purchase plan prior to the closing of

Executive compensation

this offering. The 2007 purchase plan will become effective upon the date of the underwriting agreement related to this offering. The 2007 purchase plan will terminate when all shares of our common stock reserved for issuance under the 2007 purchase plan, as increased and/or adjusted from time to time, have been issued under the terms of the 2007 purchase plan, or sooner in the discretion of our board of directors.

Share reserve.    Subject to any capitalization adjustments, the 2007 purchase plan authorizes the issuance of 300,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st of each year, from January 1, 2009 through January 1, 2018, by the lesser of (a) 1.5% of the total number of shares of our common stock outstanding on December 31st of the preceding year, (b) 382,978 shares or (c) a lesser number determined by our board of directors prior to the first day of any calendar year. The 2007 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Administration.    Our board of directors has the authority to administer the 2007 purchase plan. Our board may delegate limited or full administration of the 2007 purchase plan to one or more committees. The 2007 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll deductions.    All participants may contribute to the 2007 purchase plan, normally through payroll deductions, up to 20% of their earnings for the purchase of our common stock under the 2007 purchase plan. For the first purchase period of the initial offering only, eligible employees may choose to contribute funds directly in cash. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 purchase plan at a price per share not less than the lesser of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2007 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2007 purchase plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 purchase plan if, immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

If an employee’s relationship with us or any of our affiliates ceases for any reason, such employee’s purchase rights will terminate immediately and we will distribute all of the employee’s accumulated contributions. Purchase rights are not transferable except by will and the laws of descent and distribution.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, our board will make appropriate adjustments to (a) the classes and maximum number of

Executive compensation

securities reserved under the 2007 purchase plan, (b) the classes and maximum number of securities by which the share reserve may increase automatically each year, (c) the classes and number of securities subject to outstanding purchase rights and (d) the classes and number of securities imposed by purchase limits under each ongoing offering.

Corporate transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2007 purchase plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(K) PLAN

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the lesser of 100% of his or her pre-tax compensation or the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions when contributed. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

We intend to establish a compensation committee upon the completion of this offering. Prior to such time, our full board of directors has and will make decisions relating to compensation of our executive officers. Our board of directors have appointed Patrick Fourteau, Steve Meyer and Brian Tambi to serve on the compensation committee once established. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

➢	breach of their duty of loyalty to the corporation or its stockholders;

➢	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	unlawful payment of dividends or redemption of shares; or

➢	transaction from which the directors derived an improper personal benefit.

Executive compensation

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and officers, and may indemnify other employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us (but shall not include any judgments, fines or penalties actually levied against such individual’s violations of law), regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her services as one of our directors or officers, or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related-person transactions

The following includes a summary of transactions since January 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.”

SALES OF SECURITIES

In December 2002, we granted 45,212 shares of restricted common stock to Dr. George Kottayil under our equity incentive plan in exchange for services to be rendered. In October 2005, in connection with an agreement with respect to such restricted common stock, we issued 12,330 shares of voting common stock to Dr. Kottayil in exchange for his surrender of 32,882 of the 45,212 shares of restricted common stock previously granted to him in December 2002. The shares of restricted common stock granted to Dr. Kottayil in December 2002 were granted in consideration for services rendered to us in connection with founding our business. At such time, the par value and deemed fair value of our voting common stock was $0.001 and $0.110 per share, respectively. Thus, the fair value of such shares was approximately $5,000. In October 2005, the then current fair value of our common stock was determined by our board of directors to be $0.1703 per share. As such, the 12,330 shares of voting common stock issued to Dr. Kottayil in exchange for his surrender of 32,882 shares of previously granted voting common stock had a value of approximately $2,000.

In July 2006, we issued 4,069,148 shares of voting common stock to The John N. Kapoor Trust dated September 20, 1989 and 863,151 shares of voting common stock to Dr. Kottayil. These shares were issued as a stock dividend pursuant to a 2.5-for-1 stock split. The then current fair market value of these shares at the time of issuance was $0.1703 per share.

In May 2007, we issued an aggregate of 1,276,595 shares of voting common stock to the Trust and various of its affiliates in lieu of repayment of interest totaling $240,000 accrued under outstanding notes payable to such Trust. The Trust is controlled by our Chairman and one of our two 5% or greater stockholders.

LOAN TRANSACTIONS

We have entered into various loan arrangements with The John N. Kapoor Trust, pursuant to which we have issued promissory notes in an aggregate principal amount of $33.0 million. These notes include: (i) a note dated November 29, 2002 in an aggregate principal amount of $1.0 million, which we amended and restated on November 28, 2005, (ii) a note dated January 23, 2004 in an aggregate principal amount of $100,000, which we amended and restated on November 28, 2005, (iii) a note dated January 23, 2004 in an aggregate principal amount of $2.6 million, (iv) a note dated October 11, 2005 in an aggregate principal amount of $12.3 million, (v) a note dated May 15, 2007 in an aggregate principal amount of $12.0 million, and (vi) a note dated October 31, 2007 in the aggregate principal amount of $5.0 million. With the exception of the January 23, 2004 note, all of the other notes are secured against our assets. As of September 30, 2007, we had approximately $27.4 million in debt, including accrued interest, related to these promissory notes. All of these notes remain outstanding and the aggregate principal amount and interest accrued on all these promissory notes will convert into              shares of our common stock at a price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, immediately prior to the closing of this offering.

Related-person transactions

AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT

We have entered into an amended and restated stockholders’ agreement with all of the holders of our voting and non-voting common stock. This agreement governs the election of the members of our board of directors, along with our amended and restated certificate of incorporation. This agreement also requires holders of our voting and non-voting common stock to vote in favor of any proposed change in control transaction that is approved by the holders of a majority of our common stock. Additionally, this agreement provides for rights of first refusal and co-sale, and generally restricts the sale or transfer of any shares held by our stockholders. Upon the closing of this offering, the amended and restated stockholders’ agreement will terminate in its entirety.

EMPLOYMENT ARRANGEMENTS

Offer Letters

With the exception of our Executive Vice President, Technology, Dr. Kottayil, we have entered into offer letters with all of our executive officers setting forth their respective base salaries, bonus eligibility, if any, stock option grants and other employment benefits. Each executive officer’s employment is on an “at-will” basis and can be terminated by us or the executive officer at any time, for any reason and with or without notice.

Proprietary Information and Inventions Assignment Agreements

We have entered into a standard form agreement with each of our executive officers relating to proprietary information and inventions. Among other things, this agreement obligates the executive officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of such executive’s employment with us.

CONSULTING ARRANGEMENTS

From April to June of 2007, Ramesh Acharya assisted us in drafting the amendment to our ANDA for Dronabinol HG capsule which we submitted to the FDA in June 2007. In consideration of this assistance, on June 20, 2007, we granted Mr. Acharya an option to purchase 31,914 shares of our non-voting common stock at an exercise price of $0.19 per share. Mr. Acharya is now serving as our Chief Scientific Officer.

STOCK OPTIONS GRANTED TO EXECUTIVE OFFICERS AND DIRECTORS

From January 1, 2004 to September 30, 2007, we granted stock options to purchase an aggregate of 425,531 shares of our common stock and 344,674 shares of our non-voting common stock to our current executive officers and directors, with exercise prices ranging from $0.17 to $1.18.

INDEMNIFICATION AGREEMENT

On December 31, 2007, we entered into a letter agreement with The John N. Kapoor Trust dated September 20, 1989, whereby we agreed to indemnify the Trust for certain tax-related consequences that may result from the termination of our S corporation status for federal income tax purposes upon the consummation of this offering. The letter agreement provides that if our items of income, gain, loss, deduction or credit are adjusted (by audit or otherwise) with respect to any tax period in which we

Related-person transactions

reported income as an S corporation and we actually realize a tax benefit (which includes a tax refund or a reduction in the amount of tax owed by us) in any period in which we are a C corporation as a result of any such adjustment, then if, as and when we receive such tax benefit, we will make an appropriate payment to the Trust, subject to certain limitations as set forth in the letter agreement, and only if the adjustment described above has the effect of increasing our S corporation income subject to taxation by the Trust or reducing our deductible losses.

POLICIES AND PROCEDURES FOR TRANSACTIONS WITH RELATED PERSONS

In connection with this offering, we have adopted a related-person transactions policy to monitor transactions in which we and any of the following have an interest: any of our directors or executive officers or a nominee to become a director; a security holder known by us to be the record or beneficial owner of more than 5% of any class of our voting securities; an “immediate family member” of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, and any person (other than a tenant or employee) sharing the household of such person; and any firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or holds a similar control position or in which such person directly or indirectly has a 10% or greater equity interest. The policy covers any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we are, were or will be participants in which the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee takes into account the relevant available facts and circumstances including, but not limited to:

➢	the risks, costs and benefits to us;

➢	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

➢	the terms of the transaction;

➢	the availability of other sources for comparable services or products; and

➢	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of December 31, 2007 by:

➢	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

➢	each of our directors;

➢	our named executive officer; and

➢	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 10,311,354 shares of common stock outstanding as of December 31, 2007, which assumes the conversion of all of our outstanding non-voting common stock into 463,209 shares of common stock, which will occur immediately prior to the closing of this offering. The percentage ownership information does not assume (i) the exercise of the underwriters’ option to purchase additional shares; (ii) the conversion of $         million in aggregate principal amount of notes and accrued interest thereon owed to a trust controlled by our chairman into                  shares of common stock, which will occur immediately prior to the closing of this offering; and (iii) the issuance of                  shares of common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before February 29, 2008, which is 60 days after December 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Principal stockholders

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Insys Therapeutics, Inc., 10220 South 51st Street, Suite 2, Phoenix, AZ 85044.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner			Before Offering	After Offering
5% or Greater Stockholder
The John N. Kapoor Trust dated September 20, 1989	6,920,212	(1)	67.11%	%(2)
225 E. Deerpath Rd. Ste. 250
Lake Forest, IL 60045
5% or Greater Stockholder and Named Executive Officer
Santosh George Kottayil(3)	1,315,180		12.75%	%
Directors
John N. Kapoor(4)	7,175,531		69.59%	%
Jon W. McGarity	255,319		2.48%	%
Mike Babich(5)	207,446		2.01%	%
Steve Meyer(6)	14,893		*	%
Gary Tollefson(6)	14,893		*	%
Brian Tambi(6)	14,893		*	%
Patrick Fourteau(6)	14,893		*	%
All executive officers and directors as a group (13 persons)	9,182,189		89.05%	%

*	Represents beneficial ownership of less than 1%.
(1)	Does not include shares of common stock to be issued to The John N. Kapoor Trust dated September 20, 1989, or the Trust, upon conversion of the $ million in aggregate principal amount of notes and accrued interest thereon owed to the Trust, which will occur immediately prior to the closing of this offering.
(2)	Percentage includes shares of common stock to be issued to the Trust upon conversion of $ million in aggregate principal amount of notes and accrued interest thereon owed to the Trust, which will occur immediately prior to the closing of this offering.
(3)	Includes 4,255 shares of non-voting common stock, which will be converted into 4,255 shares of common stock automatically immediately prior to the closing of this offering.
(4)	Includes 6,920,212 shares of our common stock held by the Trust, for which Dr. Kapoor is the trustee. Also includes 255,319 shares of our common stock held by The John N. Kapoor 1999 Descendants Trust, for which Dr. Kapoor is the grantor.
(5)	Includes 15,957 shares of non-voting common stock, which will be converted into 15,957 shares of common stock automatically immediately prior to the closing of the offering.
(6)	Represents 14,893 shares of non-voting common stock, which will be converted into 14,893 shares of common stock automatically immediately prior to the closing of this offering.

Description of capital stock

Upon closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our voting and non-voting common stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

Outstanding Shares.    On September 30, 2007, there were 9,848,145 shares of our voting common stock outstanding, held of record by approximately 27 stockholders. This amount excludes our outstanding shares of non-voting stock as of September 30, 2007, which will convert into 463,209 shares of common stock automatically immediately prior to the closing of this offering. Based on (i) 9,848,145 shares of our voting common stock outstanding as of September 30, 2007, (ii) the conversion of all outstanding shares of non-voting common stock, (iii) the conversion of $         million in aggregate principal amount of notes and accrued interest thereon owed to a trust controlled by our chairman into              shares of common stock, which will occur immediately prior to the closing of this offering, and (iv) the issuance of                    shares of common stock in this offering, there will be              shares of our common stock outstanding upon the closing of this offering.

As of September 30, 2007, there were 74,468 shares of our common stock subject to outstanding options and 368,789 shares of our non-voting common stock subject to outstanding options.

Voting Rights.    Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Description of capital stock

NON-VOTING AND PREFERRED STOCK

Immediately prior to the closing of this offering, there will be no shares of non-voting common stock or preferred stock issued and outstanding. Following this offering, under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

➢

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

➢	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

➢	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Description of capital stock

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

➢

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

➢	provide that the authorized number of directors may be changed only by resolution of the board of directors;

➢

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

➢	divide our board of directors into three classes;

➢	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

➢

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

➢

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

➢

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then outstanding common stock.

NASDAQ GLOBAL MARKET LISTING

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol INRX.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

Shares eligible for future sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2007, upon the closing of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. All of the shares sold in this offering will be freely tradable unless held by one of our affiliates. Except as set forth below, the remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

➢	shares of common stock will be eligible for immediate sale upon the closing of this offering;

➢	shares of common stock will be eligible for sale (including pursuant to Rule 144 or Rule 701) upon expiration of lock-up agreements at least 180 days after the date of this prospectus; and

➢

             shares of common stock will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144 or Rule 145, but certain of these shares could be sold earlier if the holders exercise any available registration rights.

RULE 144

In general, pursuant to Rule 144 under the Securities Act, or Rule 144, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

➢	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In July 2007, the SEC announced proposed revisions to Rule 144. If the proposed changes to Rule 144 are approved, the holding period for restricted shares of our common stock after the completion of this offering may be reduced to six months under specified circumstances, the restrictions on the sale of restricted shares of our common stock held by our affiliates may be reduced and certain other restrictions on resale of the shares of our common stock under Rule 144 may be modified to make it easier for our stockholders under specified circumstances to sell their shares upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus. We do not know whether these proposed revisions to Rule 144 will be adopted as proposed or in a modified form, or at all.

Shares eligible for future sale

RULE 144(K)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement.

Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

LOCK-UP AGREEMENTS

We, along with our directors, executive officers and all of our existing stockholders and optionholders, have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to specified exceptions described below, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. During the “lock-up” period, we may (i) issue shares of our common stock or options to purchase our common stock, or common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus; (ii) file with the SEC one or more registration statements on Form S-8 registering shares issuable under any such plan or arrangement; (iii) issue shares of our common stock or securities exercisable for our common stock (in an aggregate amount not to exceed 5% of the total outstanding shares of our common stock after giving effect to the issuance or sale of the common stock offered in this offering) in connection with strategic collaborations, licensing, joint ventures, partnerships, or to acquire pursuant to a business combination the capital stock or assets of a third party or in connection with the license by us of any business, products or technologies; and (iv) issue                  shares of our common stock to The John N. Kapoor Trust dated September 20, 1989 upon conversion of indebtedness for borrowed money owed by us to such Trust, as specified in this prospectus, provided that the securities so issued are subject to the same “lock-up” provisions. In addition, during the “lock-up” period, our directors, executive officers and existing stockholders and option holders may transfer shares of our common stock (x) acquired in open market transactions after the completion of this offering (provided that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer other than a filing made after the expiration of the “lock-up” period), (y) to a family member or trust, or by a trust solely to its beneficiaries, or (z) by gift, will or intestacy, provided that in connection with the transactions listed in (y)-(z) above, the transferred securities are subject to the same “lock-up” provisions and no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer other than a filing made after the expiration of the “lock-up” period. The “lock-up” period is also subject to limited extension as described in “Underwriting” below.

Shares eligible for future sale

EQUITY INCENTIVE PLANS

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2007 equity incentive plan, our 2007 non-employee directors’ stock option plan and our 2007 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. federal income tax consequences to non-U.S. holders

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not:.

➢	an individual citizen or resident of the United States;

➢

a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

➢	an estate whose income is subject to U.S. federal income tax regardless of its source; or

➢

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Material U.S. federal income tax consequences to non-U.S. holders

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

➢

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes), subject to any applicable tax treaty providing otherwise;

➢

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

➢

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. UBS Securities LLC is the representative of the underwriters. We have entered into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
UBS Securities LLC
JMP Securities LLC
Natixis Bleichroeder Inc.

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of the common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares.    We have granted the underwriters an option to purchase up to                  additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $3.08 million.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing.    We expect our common stock to be approved for quotation on the Nasdaq Global Market under the symbol “INRX”.

Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	syndicate covering transactions;

➢	imposition of penalty bids; and

➢	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representative also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representative may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representative in stabilizing or short covering transactions.

Underwriting

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing.    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative of the underwriters. Among the factors to be considered in these negotiations are:

➢	the history of, and prospects for, our company and the industry in which we compete;

➢	our past and present financial performance;

➢	an assessment of our management;

➢	the present state of our development;

➢	the prospects for our future earnings;

➢	the prevailing conditions of the applicable United States securities market at the time of this offering;

➢	market valuations of publicly traded companies that we and the representative of the underwriters believe to be comparable to us; and

➢	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements.    We, our directors and executive officers, all of our existing stockholders and all of our option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of UBS Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. The lock-up provisions do not limit our ability to (a) file a registration statement on Form S-8, (b) issue shares or grant stock options pursuant to any stock plan or arrangement described in this prospectus or (c) issue shares of our common stock or securities exercisable for our common stock in an aggregate amount not to exceed 5% of our outstanding common stock as of the date of this prospectus after giving effect to this offering in connection with certain strategic transactions by us, provided that the securities so issued are subject to the same lock-up provisions. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of UBS Securities LLC. In addition, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain

Underwriting

circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended up to 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Directed Share Program.    At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to 2% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by UBS Financial Services LLC. The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any

Underwriting

measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

➢

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 20000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated ) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

➢	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Underwriting

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Online Offering.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services to us or our founder, Dr. John N. Kapoor, for which services they have received, and may in the future receive, customary fees.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, San Diego, California. The underwriters are being represented by Wilmer Cutler Pickering Hale and Dorr LLP, Palo Alto, California.

Experts

The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein in the Registration Statement and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 10220 South 51st Street, Suite 2, Phoenix, Arizona 85044, (602) 910-2617.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.insystherapeutics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

I NSYS THERAPEUTICS, INC.

(A Development-Stage Company)

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2006 and 2005	F-3

Statements of Operations for the Years Ended December 31, 2006, 2005 and 2004, and the period from October 2002 (inception) through December 31, 2006	F-4

Statements of Stockholders’ Deficit for the Years Ended December 31, 2006, 2005, 2004 and 2003 and for the Period from October 2002 (inception) through December 31, 2002	F-5

Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004, and the period from October 2002 (inception) through December 31, 2006	F-6

Notes to Audited Financial Statements	F-7

Unaudited Condensed Financial Statements:

Unaudited Condensed Balance Sheet as of September 30, 2007 and December 31, 2006 (audited)	F-17

Unaudited Condensed Statements of Operations for the Nine Months Ended September 30, 2007 and 2006, and the period from October 2002 (inception) through September 30, 2007	F-18

Unaudited Condensed Statements of Stockholders’ Deficit for the period from January 1, 2007 through September 30, 2007	F-19

Unaudited Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2007 and 2006, and the period from October 2002 (inception) through September 30, 2007	F-20

Notes to Unaudited Condensed Financial Statements	F-21

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Insys Therapeutics, Inc.

We have audited the accompanying balance sheets of Insys Therapeutics, Inc. (the “Company”), a development stage company, as of December 31, 2006 and 2005, and the related statements of operations and cash flows for the period from October 2002 (inception) to December 31, 2006 and for each of the three years in the period ended December 31, 2006 and the statements of stockholders’ deficit for the period from October 2002 (inception) through December 31, 2002 and for each of the four years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Insys Therapeutics, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the period from October 2002 (inception) through December 31, 2006 and for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

Chicago, Illinois

August 16, 2007, except for the reverse stock split

described in Notes 1, 2, 7 and 10, which are

dated as of January 17, 2008

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

BALANCE SHEETS

	As of December 31,
	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$17,000	$4,000
Prepaid expenses and other assets	4,000	12,000

Total current assets	21,000	16,000
Fixed assets, net	107,000	141,000
Notes receivable	1,579,000	621,000

Total assets	$1,707,000	$778,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$362,000	$213,000
Capital lease obligation, short term	134,000	133,000
Notes payable to related party, including interest, short term	4,135,000	2,870,000

Total current liabilities	4,631,000	3,216,000
Capital lease obligation, long term	202,000	337,000
Notes payable to related party, including interest, long term	8,623,000	2,006,000

Total liabilities	13,456,000	5,559,000

Commitments and contingencies (see Notes 9 and 10)
Stockholders’ Deficit
Common stock, voting (par value $0.001 per share, 28,000,000 shares authorized, 8,220,489 shares issued and outstanding as of December 31 2006 and 2005)	8,000	8,000
Common stock, non-voting (par value $0.001 per share, 2,000,000 shares authorized, 326,723 and 0 shares issued and outstanding as of December 31, 2006 and 2005, respectively)	—	—
Additional paid in capital	111,000	32,000
Notes receivable from stockholders	(42,000)	—
Deficit accumulated during the development stage	(11,826,000)	(4,821,000)

Total stockholders’ deficit	(11,749,000)	(4,781,000)

Total liabilities and stockholders’ deficit	$1,707,000	$778,000

See accompanying notes to audited financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

STATEMENTS OF OPERATIONS

	Years Ended December 31,			Period from October 2002 (inception) through December 31, 2006
	2006	2005	2004
Revenues	$—	$—	$—	$—
Operating expenses:
Research and development	5,707,000	2,260,000	888,000	9,565,000
General and administrative	571,000	356,000	163,000	1,256,000

Total operating expenses	6,278,000	2,616,000	1,051,000	10,821,000

Loss from operations	(6,278,000)	(2,616,000)	(1,051,000)	(10,821,000)
Interest expense	(732,000)	(211,000)	(60,000)	(1,011,000)
Interest income	5,000	1,000	—	6,000

Interest expense, net.	(727,000)	(210,000)	(60,000)	(1,005,000)

Net loss	$(7,005,000)	$(2,826,000)	$(1,111,000)	$(11,826,000)

Basic and diluted net loss per share	$(0.84)	$(0.35)	$(0.14)

Weighted average shares outstanding used in computing basic and diluted net loss per share	8,371,563	7,981,488	7,912,234

See accompanying notes to audited financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid-In Capital	Deficit Accumulated during Development- Stage	Notes Receivable from Stockholders	Total
	No. of Shares	Amount
Initial capitalization, October, 2002	7,912,218	$8,000	$32,000	$—	$—	$40,000
Net loss	—	—	—	(133,000)	—	(133,000)

Balance at December 31, 2002	7,912,218	8,000	32,000	(133,000)	—	(93,000)
Net loss	—	—	—	(751,000)	—	(751,000)

Balance at December 31, 2003	7,912,218	8,000	32,000	(884,000)	—	(844,000)
Net loss	—	—	—	(1,111,000)	—	(1,111,000)

Balance at December 31, 2004	7,912,218	8,000	32,000	(1,995,000)	—	(1,955,000)
Shares awarded to executive	308,266	—	—	—	—	—
Net loss	—	—	—	(2,826,000)	—	(2,826,000)

Balance at December 31, 2005	8,220,484	8,000	32,000	(4,821,000)	—	(4,781,000)
Stock compensation expense	—	—	23,000	—	—	23,000
Exercise of common stock options	326,728	—	56,000	—	(42,000)	14,000
Net loss	—	—	—	(7,005,000)	—	(7,005,000)

Balance at December 31, 2006	8,547,212	$8,000	$111,000	$(11,826,000)	$(42,000)	$(11,749,000)

See accompanying notes to audited financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Period from October 2002 (inception) through December 31, 2006
	2006	2005	2004
Cash flows from operating activities:
Net loss	$(7,005,000)	$(2,826,000)	$(1,111,000)	$(11,826,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of fixed assets	43,000	42,000	34,000	149,000
Stock-based compensation	23,000	—	—	23,000
Interest expense, accrued on notes payable	718,000	192,000	44,000	961,000
Changes in assets and liabilities:
Prepaid expenses and other assets	8,000	(8,000)	40,000	(4,000)
Accounts payable and accrued expenses	149,000	172,000	(7,000)	362,000

Net cash used in operating activities	(6,064,000)	(2,428,000)	(1,000,000)	(10,335,000)

Cash flows from investing activities:
Purchase of fixed assets	(9,000)	(1,000)	(46,000)	(160,000)
Advances made under notes receivable	(958,000)	(36,000)	—	(994,000)

Net cash used in investing activities	(967,000)	(37,000)	(46,000)	(1,154,000)

Cash flows from financing activities:
Proceeds from note payable to related party	7,164,000	2,604,000	1,109,000	11,797,000
Principal payments on capital lease obligations	(134,000)	(139,000)	(60,000)	(345,000)
Proceeds from exercise of stock options	14,000	—	—	14,000
Initial capitalization	—	—	—	40,000

Net cash provided by financing activities	7,044,000	2,465,000	1,049,000	11,506,000

Net increase in cash and cash equivalents	13,000	—	3,000	17,000
Cash and cash equivalents, beginning of period	4,000	4,000	1,000	—

Cash and cash equivalents, end of period	$17,000	$4,000	$4,000	$17,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$17,000	$23,000	$18,000
Capital lease obligations incurred	$—	$44,000	$585,000
Transfer of assets to Austin Pharma	$—	$—	$585,000
Notes receivable for exercise of options	$42,000	$—	$—

See accompanying notes to audited financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

1.    INTRODUCTION AND BASIS OF PRESENTATION

Organization

Insys Therapeutics, Inc. (“the Company” or “Insys”) is a Delaware corporation located in Phoenix, Arizona, which was incorporated in October 2002.

The Company is a biopharmaceutical company focused on discovering, developing and commercializing innovative products to address chemotherapy-induced nausea and vomiting (“CINV”), pain management and other central nervous system disorders. The Company seeks to apply new proprietary formulations and delivery methods to existing pharmaceutical compounds in order to achieve enhanced efficacy, faster onset of action, reduced side effects, convenient delivery and increased patient compliance.

Basis of Presentation and Critical Accounting Policies

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company is considered a development-stage entity and has disclosed inception-to-date information within these financial statements. The Company is in the process of seeking regulatory approval for certain of its product candidates.

Amounts presented have been rounded to the nearest thousand, except share and per share data.

The equity accounts and all share and per share data of the Company have been retroactively adjusted to reflect a 1-for-2.35 reverse stock split effective as of January 17, 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of those investments approximates their fair market value due to their short maturity and liquidity.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs that do not extend the life of assets are charged to expense when incurred. When properties are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reported in the period the transaction takes place.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value of the asset.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company operates as an S Corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes, since it is the personal responsibility of the individual stockholders of the Company to separately report their proportionate share of the Company’s taxable income or loss. In 2007, in connection with its initial public offering the Company plans to change its status to a C corporation (see Note 11, Subsequent Events).

Revenue Recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. From inception through December 31, 2006, the Company has not recognized any revenue.

Research and Development

Research and development (“R&D”) costs are expensed when incurred. These costs include, among other things, consulting fees and costs reimbursed to third parties under license and research agreements described in Note 9, Commitments. Payments related to the acquisition of technology rights, for which development work is in process, are expensed as incurred and are considered a component of R&D costs. The Company charges the indirect cost of administering R&D activities to R&D expense.

Stock-Based Compensation

The Company adopted the provisions of Financial Accounting Standards Board, or FASB, Statements of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, or SFAS 123(R), effective January 1, 2006. SFAS 123(R) requires the financial statement recognition of compensation expense related to the fair value of our stock-based compensation awards. The effect of adopting SFAS 123(R) was $23,000 in 2006. The Company did not grant options prior to 2006.

Leases

With respect to our operating leases, we apply the provisions of FASB Technical Bulletin, or FTB, 85-3, Accounting for Operating Leases with Scheduled Rent Increases, to scheduled rent increase provisions contained in lease agreements by recognizing rent expense on a straight-line basis over the lease term. Our capital lease is accounted for under the provision of SFAS No. 13, Accounting for Leases.

Segment Information

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Based on the Company’s integration and management strategies, the Company operated in a single business segment.

Recent Accounting Pronouncements

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115 (“SFAS 159”). SFAS 159 permits companies to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of SFAS 159 on its financial statements.

In June 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation is effective for fiscal years beginning after December 15, 2006 and clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN 48 is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on its financial statements.

2.    NET LOSS PER SHARE

Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted net loss per share:

	Years Ended December 31,
	2006	2005	2004
Numerator:
Net loss	$(7,005,000)	$(2,826,000)	$(1,111,000)
Denominator:
Weighted average shares outstanding	8,371,563	7,981,488	7,912,234
Basic and diluted net loss per share	$(0.84)	$(0.35)	$(0.14)
Potential common share equivalents	42,947	—	—

As the Company has incurred a net loss for all periods presented, basic and diluted per share amounts are the same, since the effect of potential common share equivalents is anti-dilutive. The loss per share calculations consider the effect of the 10-for-1 stock split on October 11, 2005, the 2.5-for-1 stock split on June 15, 2006 and the 1-for-2.35 reverse stock split on January 17, 2008.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

3.    FIXED ASSETS

Fixed assets are comprised of the following:

	Estimated Useful Life (In years)	As of December 31,
		2006	2005
Computer equipment	3-5	$38,000	$33,000
Scientific equipment	5-7	61,000	60,000
Furniture	5-7	34,000	31,000
Equipment under capital lease	7	96,000	96,000
Leasehold improvements	*	27,000	27,000
Less accumulated depreciation and amortization	**	(149,000)	(106,000)

Fixed assets, net		$107,000	$141,000

*	The estimated useful life of leasehold improvements is the lesser of the lease term or five years.
**	Amortization expense related to assets under capital lease are included in depreciation expense and accumulated depreciation.

Total depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $43,000, $42,000 and $34,000, respectively.

4.    NOTES RECEIVABLE

On April 10, 2003, the Company entered into an exclusive purchase and supply agreement with Cerilliant Corporation (“Cerilliant”), covering the development and sale of dronabinol, a synthetic delta-9-THC. Cerilliant subsequently formed a wholly owned subsidiary, Austin Pharma LLC (“Austin Pharma”) to perform its part of the agreement. The Company and Austin Pharma entered into the second amendment and restatement of the Exclusive Purchase and Supply Agreement on August 16, 2007. Under the terms of the agreement the Company will pay Cerilliant deferred fees on net sales of dronabinol in an amount equal to a percentage of net sales in a given calendar year as defined by a specified payment schedule, in the event the product is commercialized. Payment of the deferred fees on net sales is required pursuant to the agreement until the later of termination of the agreement or the date that is fifteen years after the date when the deferred payment obligations arise. Deferred fees will be accrued monthly throughout the year based on sales forecast and expensed to cost of goods sold. Prior to commercialization, in the event the parties are not able to secure necessary regulatory approvals to perform under the agreement, the agreement may be terminated by either the Company or Austin Pharma and neither party will have any further liability to the other party under the agreement.

In connection with this agreement, Insys agreed to furnish Austin Pharma with the necessary equipment to produce dronabinol. In 2004, the Company entered into a $585,000 capital lease for this equipment and subsequently sub-leased the equipment to Austin Pharma (see Note 9, Commitments, for a description of the capital lease commitments). Additionally, on March 16, 2006, the Company amended the agreement and agreed to fund the scale up and build out of Austin Pharma’s facility to produce dronabinol. In connection with this amendment, Austin Pharma issued two promissory notes in favor of the Company for $1,000,000 and $500,000 (“Note A” and “Note B”, respectively). Note A is convertible at the option of the holder into a 28.75% ownership interest in Austin Pharma at any time prior to the earlier of (i) March 15, 2014 or (ii) termination of the agreement in the event of a monetary default by the Company (the “option expiration date”) and bears interest at a rate of 8% per annum.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

Commencing on the initial repayment date (as defined below under the $2.3 million secured promissory note description), Austin Pharma shall make a monthly payment of interest to the Company. All interest accruing on Note A prior to the initial repayment date will be added to the principal amount outstanding under the $2.3 million secured promissory note. The principal and interest are payable in 60 equal monthly installments commencing on the 30th day following the option expiration date. Note B was replaced by the $2.3 million secured promissory note described below. Both notes are secured by substantially all of the assets of Austin Pharma. Obligations under these notes are not associated with receipt of FDA approval for any of the Company’s dronabinol product candidates. As of December 31, 2006, the initial scale up has not been completed.

As of December 31, 2006 and 2005, the Company had advanced Austin Pharma total payments of $1,579,000 and $621,000, respectively, including the $585,000 for the subleased equipment.

The Company subsequently entered into a new note agreement with Austin Pharma on August 16, 2007, as follows:

$2.3 Million Amended and Restated Secured Promissory Note dated August 16, 2007.    The amounts funded under this note related to the build out and professional services utilized in connection with the construction of the Austin Pharma manufacturing facility as provided in the second amended and restated exclusive purchase and supply agreement. As of August 16, 2007, Austin Pharma has drawn down $1.2 million under this note and has $1.1 million available for future borrowing. This note bears interest at a rate of 8% per annum. The principal and interest are payable in 60 equal monthly installments commencing on the initial repayment date. The initial repayment date is defined as the first day of the first month that is one hundred twenty days following the date that Austin Pharma first ships to the Company dronabinol drug substance that was manufactured using the completed manufacturing facilities. The note is secured by substantially all of the assets of Austin Pharma. Obligations under this note are not associated with receipt of FDA approval for any of the Company’s dronabinol product candidates.

Equipment Lease referenced in Section 3.12 of the Second Amended and Restated Exclusive Purchase and Supply Agreement dated August 16, 2007. As part of the Second Amended and Restated Exclusive Purchase and Supply Agreement between the Company and Austin Pharma, the Company agreed to purchase the equipment necessary to produce dronabinol. In 2004, the Company entered into a $585,000 capital lease for certain of this equipment and subsequently sub-leased the equipment to Austin Pharma. In addition, as of June 30, 2007, approximately $2.6 million of additional equipment had been purchased by the Company and subleased to Austin Pharma. The Company expects to purchase approximately $500,000 more equipment by the end of 2007. Section 3.12 of the agreement provides that Austin Pharma will pay for the equipment in 60 monthly payments equal to 1.67% of the purchase price commencing on the initial repayment date. The Company intends to file notice filings with respect to the equipment to which it has clear title to put third parties on notice of the Company’s ownership. In the event of termination of the agreement for failure to receive necessary regulatory approvals, Austin Pharma will have an option to purchase the equipment from the Company. If the option is not exercised within 30 days, the equipment will be returned to the Company.

As of August 16, 2007, the initial scale up had not been completed. Other than the foregoing, the Company has no additional obligations or future commitments to fund the operations of Austin Pharma.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

5.    NOTES PAYABLE—RELATED PARTY

The Company has issued several promissory notes payable in favor of its principal stockholder, The John N. Kapoor Trust (“JNK Trust”). The Company draws on the notes as needed to pay its expenses. The following is a summary of each promissory note:

Note 1—The Company issued a three-year promissory note payable for $1,000,000 to JNK Trust on November 29, 2002. This note bears interest at a rate of 1.82% per annum. The principal and interest are due upon maturity. On November 28, 2005, the note term was extended to mature on May 28, 2007. The amounts owed under this note payable have not been paid to the John N. Kapoor Trust and are currently payable on demand.

Note 2—The Company issued a promissory note payable for $100,000 to JNK Trust on January 22, 2004. This note bears interest at a rate of 1.82% per annum. The principal and interest are due upon maturity, which was November 29, 2005. On November 28, 2005, the note term was extended to mature on October 31, 2006. As of December 31, 2006, amounts owed under this note payable have not been paid to JNK Trust and are currently payable on demand.

Note 3—The Company issued a promissory note payable for $2,600,000 to JNK Trust on January 23, 2004. This note bears interest at a rate of prime (8.25% at December 31, 2006) plus 2% per annum. The principal and interest are payable upon demand.

Note 4—The Company issued a promissory note payable for up to $12,300,000 to JNK Trust on October 11, 2005. This note bears interest at a rate of prime (8.25% at December 31, 2006) plus 2% per annum. The principal and interest are payable at the earlier date of October 11, 2010 or a change in control of the Company. The Company has drawn down approximately $8.1 million on this note as of December 31, 2006.

As of December 31, 2006, the promissory notes (including interest) issued by the Company to JNK Trust will mature as follows:

For the year ending December 31, 2007	$4,135,000
For the year ending December 31, 2008	—
For the year ending December 31, 2009	—
For the year ending December 31, 2010	8,623,000
For the year ending December 31, 2011	—

Total debt maturities, including interest	12,758,000

Interest expense for these notes was $717,000, $192,000 and $44,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Additionally, the Company had accrued interest payable of $961,000 and $243,000 as of December 31, 2006 and 2005, respectively.

The Company issued a new promissory note to JNK Trust in May 2007 (see Note 11, Subsequent Events, for a description of the new note’s terms).

Immediately prior to the closing of the initial public offering of the Company, all of the principal and interest outstanding under the promissory notes that the Company has issued to JNK Trust will convert into shares of the Company’s common stock at the initial public offering price (see Note 11, Subsequent Events, for a description of the debt conversion).

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

6.    STOCK-BASED COMPENSATION

The Company is currently sponsoring the following stock-based payment plan:

Amended and Restated Equity Incentive Plan

The Company’s Amended and Restated Equity Incentive Plan (the “Plan”) provides for the grant of awards, primarily stock options, to employees and consultants to acquire up to 851,063 shares of the Company’s common stock. The Plan was adopted in December 2002. Option awards under the Plan are generally granted with an exercise price equal to the fair value price of the Company’s common stock on the date of grant. Option awards under the Plan typically have a 10-year life and vest within the first two years of the grant, subject to continuous employment. Stock awards granted to the Company’s non-employee consultants under the Plan typically vest within two years from the date of grant. The number of unvested options as of December 31, 2006 were approximately 13,191 and the mark to market was not material.

Amounts recognized in the statements of operations with respect to the Company’s stock-based compensation plans were as follows:

Year Ended December 31, 2006
Research and development	$16,000
General and administrative	7,000

Total cost of share-based payment plans during period	$23,000

The Company has never capitalized, or recognized an income tax benefit from, stock-based compensation.

There were no stock option awards during the years ended December 2005 and 2004. The following table summarizes employee stock option awards during the year ended December 31, 2006:

	No. of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	—	$—	—	$—
Granted	401,589	$0.1703		—
Cancelled	(31,914)	$0.1703
Exercised	(326,728)	$0.1703		—
Outstanding at December 31, 2006	42,947	$0.1703	9.53	—
Exercisable at December 31, 2006	—

The Company expects to recognize $34,000 of unrecognized stock-based compensation over a weighted average period of 0.96 years.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

Stock Option Valuation Information

The Company currently uses the Black-Scholes option pricing model to estimate the fair value of its stock-based payment awards. The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, risk-free interest rate, expected term, expected dividends yield and expected forfeiture rate. The Company does not have a history of market prices of its common stock as it is not a public company, and as such it estimates volatility in accordance with Staff Accounting Bulletin No. 107 using historical volatilities of similar public entities. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The life of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all open tranches. The dividend yield assumption is based on the Company’s history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The weighted-average estimated fair value of employee stock options granted as calculated using the Black-Scholes model and the related weighted-average assumptions follow:

Year Ended December 31, 2006
Expected volatility	131.1% – 132.9%
Risk-free interest rate	4.5% – 5.2%
Expected term (in years)	5.6 – 6.0
Expected dividend yield	0.0%

For the year ended December 31, 2006, the weighted average estimated fair value per option share was $0.1703.

In 2006, the Company received $14,000 in cash proceeds as a result of stock options exercised. In addition, options to purchase 249,335 shares were exercised using promissory notes issued in favor of the Company. The principal amount of promissory notes due from these stockholders as of December 31, 2006 is $42,000 and is reflected as a contra equity account in the financial statements.

7.    EQUITY

The share data presented in the balance sheet and statement of stockholders’ deficit and the share and per share data presented in the statement of operations have been retroactively adjusted to account for the 10-for-1 stock split on October 11, 2005, the 2.5-for-1 stock split on June 15, 2006 and the 1-for-2.35 reverse stock split effective on January 17, 2008.

8.    INCOME TAXES

As of December 31, 2006, the Company operates as an S Corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes, since it is the personal responsibility of the individual stockholders of the Company to separately report their proportionate share of the Company’s taxable income or loss. In connection with its initial public offering, the Company plans to change its status to a C Corporation in 2007 (see Note 11, Subsequent Events, for description of the resulting tax effect).

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

9.    COMMITMENTS

Lease Commitments

As of December 31, 2006, the Company had an operating lease for a research and development facility, on a month-to-month basis.

Rental expense for the three most recent fiscal years consisted of the following:

	As of December 31,
	2006	2005	2004
Rental expense	$52,000	$52,000	$42,000

There are no future minimum lease payments under non-cancelable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2006.

Capital Leases

The Company entered into five capital leases from 2003 to 2005 for certain equipment. The leases are non-cancelable and expire from 2006 to 2009. The following is a schedule of future minimum lease payments under the capital leases as of December 31, 2006:

For the year ending December 31, 2007	$146,000
For the year ending December 31, 2008	132,000
For the year ending December 31, 2009	77,000

Total minimum lease payments	355,000
Less amount representing interest	(19,000)

Present value of minimum lease payments	$336,000

The equipment, which is leased under the capital lease agreements and included in fixed assets in the accompanying balance sheets (except for the capital lease entered into on behalf of Austin Pharma—see Note 4), is as follows:

	As of December 31,
	2006	2005
Cost	$96,000	$96,000
Accumulated depreciation	(42,000)	(28,000)

Net book value	$54,000	$68,000

Defined Contribution Retirement Plan (401(k) Plan)

The Company sponsors a 401(k) plan covering all full-time employees. Participants may contribute up to legal limitations. The 401(k) plan provides for employee contributions, but the Company does not make any matching contributions.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS — (Continued)

10.    SUBSEQUENT EVENTS

Lease Commitment

On March 12, 2007, the Company entered into a non-cancellable lease for an office and research and development facility in Phoenix, AZ, which expires in October 2012. The total rent payments due over the term of the lease are $929,000.

Note Payable

The Company issued a promissory note payable for up to $12,000,000 in favor of JNK Trust on May 15, 2007 which the Company can draw down upon from time to time. This note bears interest at a rate of prime plus 2% per annum. The principal and interest are payable at the earlier date of October 11, 2010 or a change in control of the Company.

Initial Public Offering

In August 2007, the Company filed a registration statement with the Securities and Exchange Commission relating to its initial public offering of common stock. There can be no assurance the Company will be successful with this offering. In connection with the offering, on January 17, 2008, all outstanding shares of the Company were adjusted for a 1-for-2.35 reverse stock split. Upon the closing of the offering, approximately $         million of debt and accrued interest owed to the JNK Trust will be converted into shares of the Company’s common stock at the offering price per share.

Income Taxes

In connection with the Company’s anticipated initial public stock offering, the Company will convert from an S corporation to a C corporation. The Company will then be taxed as a C corporation for federal and state tax purposes. Management anticipates that there will not be any significant deferred tax assets or liabilities recognized in connection with the C corporation conversion.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

UNAUDITED CONDENSED BALANCE SHEET

	As of September 30, 2007	As of December 31, 2006
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$10,000	$17,000
Prepaid expenses	52,000	4,000

Total current assets	62,000	21,000
Fixed assets, net	1,198,000	107,000
Intangible asset	865,000	—
Other asset	1,174,000	—
Notes receivable	5,454,000	1,579,000

Total assets	$8,753,000	$1,707,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$2,850,000	$362,000
Capital lease obligation, short term	131,000	134,000
Notes payable to related party, including interest	4,112,000	4,135,000

Total current liabilities	7,093,000	4,631,000
Capital lease obligation, long term	116,000	202,000
Notes payable to related party, including interest, long term	23,258,000	8,623,000

Total liabilities	30,467,000	13,456,000

Stockholders’ Deficit
Common stock, voting (par value $0.001 per share, 28,000,000 shares authorized, 9,848,145 and 8,220,489 shares issued and outstanding as of September 30, 2007 and December 31 2006, respectively)	10,000	8,000
Common stock, non-voting (par value $0.001 per share, 2,000,000 shares authorized, 463,209 and 326,723 shares issued and outstanding as of September 30, 2007 and December 31, 2006, respectively)	—	—
Additional paid-in capital	848,000	111,000
Notes receivable from stockholders	(42,000)	(42,000)
Deficit accumulated during development-stage	(22,530,000)	(11,826,000)

Total stockholders’ deficit	(21,714,000)	(11,749,000)

Total liabilities and stockholders’ deficit	$8,753,000	$1,707,000

See accompanying notes to unaudited condensed financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

See accompanying notes to unaudited condensed financial statements.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Period from October 2002 (inception) through September 30, 2007
	2007	2006
Revenues	$—	$—	$—

Operating expenses:
Research and development	7,754,000	4,879,000	17,319,000
General and administrative	1,704,000	346,000	2,960,000

Total operating expenses	9,458,000	5,225,000	20,279,000

Loss from operations	(9,458,000)	(5,225,000)	(20,279,000)

Interest expense	(1,256,000)	(468,000)	(2,267,000)
Interest income	10,000	4,000	16,000

Interest expense, net	(1,246,000)	(464,000)	(2,251,000)

Net loss	$(10,704,000)	$(5,689,000)	$(22,530,000)

Basic and diluted net loss per share	$(1.15)	$(0.69)

Weighted average shares outstanding used in computing basic and diluted net loss per share	9,318,425	8,229,113

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

UNAUDITED CONDENSED STATEMENT OF STOCKHOLDERS’ DEFICIT

For the period January 1, 2007 through September 30, 2007:

	Common Stock		Additional Paid-In Capital	Deficit Accumulated during Development Stage	Notes Receivable from Stockholders	Total
	No. of Shares	Amount
Balance at January 1, 2007	8,547,212	$8,000	$111,000	$(11,826,000)	$(42,000)	$(11,749,000)
Stock compensation expense			407,000			407,000
Shares issued to The John N. Kapoor Trust and family members	1,276,591	1,000	239,000			240,000
Exercise of common stock options	487,551	1,000	91,000			92,000
Net loss				(10,704,000)		(10,704,000)

Balance at September 30, 2007	10,311,354	$10,000	$848,000	$(22,530,000)	$(42,000)	$(21,714,000)

See accompanying notes to unaudited condensed financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Period from October 2002 (inception) through September 30, 2007
	2007	2006
Cash flows from operating activities:
Net loss	$(10,704,000)	$(5,689,000)	$(22,530,000)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, equipment and leasehold improvements	35,000	31,000	184,000
Stock-based compensation	407,000	16,000	430,000
Interest expense accrued on notes payable	1,249,000	456,000	2,209,000
Changes in assets and liabilities:
Prepaid expenses and other assets	(48,000)	6,000	(52,000)
Accounts payable and accrued expenses	2,489,000	272,000	2,850,000

Net cash used in operating activities	(6,572,000)	(4,908,000)	(16,909,000)

Cash flows from investing activities:
Purchased property, equipment and leasehold improvements	(1,126,000)	(3,000)	(1,286,000)
Advances on notes receivable	(3,875,000)	(654,000)	(4,869,000)
Advances for intangible asset	(865,000)	—	(865,000)

Net cash used in investing activities	(5,866,000)	(657,000)	(7,020,000)

Cash flows from financing activities:
Proceeds from note payable to related party	13,603,000	5,666,000	25,402,000
Principal payments on capital lease obligations	(90,000)	(100,000)	(434,000)
Proceeds from exercise of stock options	92,000	9,000	105,000
IPO transaction costs	(1,174,000)	—	(1,174,000)
Initial capitalization	—	—	40,000

Net cash provided from financing activities	12,431,000	5,575,000	23,939,000

Net (decrease) increase in cash and cash equivalents	(7,000)	10,000	10,000
Cash and cash equivalents, beginning of period	17,000	4,000	—

Cash and cash equivalents, end of period	$10,000	$14,000	$10,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$10,000	$14,000
Shares issued in lieu of payment of accrued interest	240,000	—

See accompanying notes to unaudited condensed financial statements.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The unaudited condensed financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared on the same basis as the financial statements as of and for the year ended December 31, 2006 included herein, and in the opinion of management, reflect all adjustments necessary to present fairly the Company’s financial position as of September 30, 2007 and the results of operations and cash flows for the nine months ended September 30, 2007 and 2006. The condensed results of operations for the nine months ended September 30, 2007 are not indicative of the results that may be expected for a full year.

The Company is considered a development-stage entity and has disclosed additional information within these financial statements. The Company is in the process of seeking regulatory approval for certain of its product candidates.

Amounts presented have been rounded to the nearest thousand, except share and per share data.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of those investments approximates their fair market value due to their short maturity and liquidity.

Other Asset

The Company’s other asset consists of deferred transaction costs of the Company’s pending initial public offering. As of September 30, 2007 these deferred transaction costs were $1,174,000.

Intangible Asset

The Company advanced funds to Austin Pharma at a zero interest rate in conjunction with the exclusive purchase and supply agreement and has imputed interest on these advances using the Company’s effective borrowing rate of 9.75%. The discount has been recorded as an intangible asset related to the purchase and supply agreement which will be amortized over the life of the agreement based upon the estimated purchases under the agreement during this period. Amortization will commence upon the sale of products.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company operates as an S corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes, since it is the personal responsibility of the individual shareholders of the Company to separately report their proportionate share of the Company’s taxable income or loss. In connection with its initial public offering, the Company plans to change its status to a C corporation in 2007 (see Note 10, Income Taxes).

Revenue Recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. As of September 30, 2007, the Company has not recognized any revenue.

Research and Development

Research and development (“R&D”) costs are expensed when incurred. These costs include, among other things, salaries, stock based compensation, consulting fees and costs reimbursed to third parties under license and research agreements. Payments related to the acquisition of technology rights, for which development work is in process, are expensed as incurred and are considered a component of R&D costs. The Company charges the indirect cost of administering R&D activities to R&D expense.

Stock-Based Compensation

The Company adopted the provisions of FASB SFAS No. 123(R), Share-Based Payment (SFAS 123(R)), effective January 1, 2006. SFAS 123(R) requires the financial statement recognition of compensation expense related to the fair value of the Company’s stock-based compensation awards.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements (Statement No. 157). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159). The Company is currently estimating the impact, if any, of adopting this statement.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159). Statement No. 159 which permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument by instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. The Company is currently estimating the impact, if any, of adopting this statement.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

3.    NET LOSS PER SHARE

Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30:

	Nine months Ended September 30,
	2007	2006
Net loss	$(10,704,000)	$(5,689,000)
Basic and diluted weighted average common shares outstanding	9,318,425	8,229,113
Basic and diluted net loss per common share	$(1.15)	$(0.69)

4.    STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted FASB Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment (SFAS 123(R)), which revises SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires that all stock-based payments to employees, including grants of employee stock options and restricted stock, be recognized in its financial statements based on their respective grant date fair values. Under this standard, the fair value of each stock-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements. The Company recognized $407,000 and $16,000 of stock-based compensation expense for the nine months ended September 30, 2007 and 2006, respectively.

The Company currently sponsors the following stock-based compensation plan:

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

The Company’s Amended and Restated Equity Incentive Plan (the “Plan”), provides for the grant of awards, primarily stock options, to employees and consultants to acquire up to 851,063 shares of its common stock. The Plan was adopted in December 2002. Option awards under the Plan are generally granted with an exercise price equal to the fair value of its common stock on the date of grant. Option awards under the Plan typically have a 10-year life and vest within the first two years of the grant, subject to continuous employment. Stock awards granted to non-employee consultants under the Plan typically vest within two years from the date of grant.

Amounts recognized in the statements of operations with respect to the Company’s stock-based compensation plan were as follows:

	Nine months Ended September 30, 2007	Nine months Ended September 30, 2006
Research and development	$54,000	$16,000
General and administrative	353,000	---

Total cost of stock-based payment plans during period	$407,000	$16,000

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

The Company has never capitalized, or recognized an income tax benefit from, stock-based compensation.

The following table summarizes employee stock option activity during the nine months ended September 30, 2007:

	No. of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	42,947	$0.17	—

Granted	887,861	$0.56	—
Exercised	(487,551)	$0.19	—

Outstanding as of September 30, 2007	443,257	$0.92	9.82	$111,000

Exercisable as of September 30, 2007	195,744	$1.18	9.98	$—

The aggregate intrinsic value for stock options outstanding and exercisable is defined as the difference between the fair market value of the Company’s common stock (voting and non-voting) as of the end of the period and the exercise price of the stock options. The estimated aggregate intrinsic value of options exercised during the nine months ended September 30, 2007 was approximately $284,000. The Company expects to recognize $317,000 of unrecognized stock-based compensation over a weighted average period of 1.31 years.

Stock Option Valuation Information

The Company has estimated the fair value of its stock-based compensation using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that have a significant impact on the fair value estimate. The weighted-average estimated fair value of employee stock options granted as calculated using the Black-Scholes model and the related weighted-average assumptions follow:

Nine Months Ended September 30, 2007
Expected volatility	127.1% – 128.2%
Risk-free interest rate	4.6% – 5.1%
Expected term (in years)	5.0 – 6.0
Expected dividend yield	0.0%

For the nine months ended September 30, 2007, the weighted average estimated fair value per option granted was $0.45.

The Company currently uses the Black-Scholes option pricing model to estimate the fair value of our stock-based payment awards. The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by its stock price and a number of assumptions, including expected volatility, risk-free interest rate, expected term, expected dividend yield and expected forfeiture rate. The Company does not have a history of market prices of its common stock as it is not a public company, and as such it estimates volatility in accordance with Staff Accounting Bulletin No. 107 using historical volatilities of similar public entities. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the Company’s awards. The life of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

weighted average vesting period for all open tranches. The dividend yield assumption is based on the Company’s history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company received $92,000 and $9,000 in cash proceeds as a result of stock options exercised for the nine months ended September 30, 2007 and 2006, respectively.

5.    EQUITY

On May 15, 2007, the JNK Trust and various of its affiliates were issued 1,276,591 shares of the Company’s common stock in lieu of repayment of accrued interest totaling $240,000, which was based on the fair market value per share of a minority, non-marketable interest in the Company. Compensation expense of $180,000 was also recognized for the issuance based on the difference between the fair market value of a 100% equity interest in the Company and the fair market value of the minority, non-marketable interest. The equity accounts and all share and per share data have been retroactively adjusted to reflect a 1-for-2.35 reverse stock split effective as of January 17, 2008.

6.    LEASE COMMITMENTS

The Company leases facilities under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of September 30, 2007, with a remaining non-cancelable lease term in excess of one year, are as follows (rounded to nearest thousand):

Year Ending December 31,	Amount
2007	$29,000
2008	177,000
2009	181,000
2010	186,000
2011	193,000
Thereafter	162,000

Total	$928,000

The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense under operating leases for the nine month periods ended September 30, 2007 and 2006 was approximately $120,000 and $39,000, respectively.

Minimum future lease payments under capital leases as of September 30, 2007 are as follows:

For the three months ending December 31, 2007	$36,000
For the year ending December 31, 2008	132,000
For the year ending December 31, 2009	89,000

Total minimum lease payments	257,000
Less amount representing interest	(10,000)

Present value of minimum lease payments	$247,000

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

7.    NOTES RECEIVABLE

On September 30, 2007 notes receivable consist of the following:

a. The Exclusive Purchase and Supply Agreement, as amended, stipulates that the Company would either advance funds to Austin Pharma necessary to purchase equipment or acquire by purchase or lease for Austin Pharma’s use, the equipment necessary to produce the active pharmaceutical ingredient (“API”) in dronabinol. The agreement provides that Austin Pharma will pay for the equipment in 60 monthly payments equal to 1.67% of the purchase price commencing on the initial repayment date (as defined below under the $2.3 million secured promissory note description).

At September 30, 2007, the Company has advanced funds to Austin Pharma totaling approximately $3,569,000 to purchase the equipment necessary to produce the API of the dronabinol product candidate. The Company intends to file title notice filings and/or security filings, as applicable, with respect to all equipment financed by Insys to secure its interest in the equipment. These advances were made interest free. The Company would not ordinarily loan funds at less than prevailing rates and therefore, concluded that there were unstated rights or privileges relating to the purchase price of the API to be supplied to Insys under the agreement. The Company therefore imputed interest on the advances using the Company’s effective borrowing rate of 9.75%, discounted the note receivable, and established an intangible asset representing the favorable purchase price as follows:

Total funds advanced - $3,569,000

Discount - $865,000

Notes receivable - $2,704,000

The discount will be amortized to interest income over the life of the note. The related intangible asset will be amortized as the API is purchased and reflected as an additional cost of the API. Amortization will be based upon estimated purchases during the contract term.

b. On March 16, 2006, in conjunction with the first amendment to the purchase and supply agreement, the Company agreed to fund the scale up of Austin Pharma’s facility to produce the API. In connection with this amendment, Austin Pharma issued two promissory notes in favor of the Company for $1,000,000 and $500,000 (“Note A” and “Note B”, respectively). Note A is convertible at the option of the holder into a 28.75% ownership interest in Austin Pharma at any time prior to the earlier of (i) March 15, 2014 or (ii) termination of the agreement in the event of a monetary default by the Company (the “option expiration date”) and bears interest at a rate of 8% per annum. Commencing on the initial repayment date (as defined below under the $2.3 million secured promissory note description), Austin Pharma shall make a monthly payment of interest to the Company. All interest accruing on Note A prior to the initial repayment date will be added to the principal amount outstanding under the $2.3 million secured promissory note. The principal and interest are payable in 60 equal monthly installments commencing on the option expiration date. Note B was subsequently replaced by the $2.3 million secured promissory note described below. Both notes are secured by substantially all of the assets of Austin Pharma. Obligations under these notes are not associated with receipt of FDA approval for any of the Company’s dronabinol product candidates. As of September 30, 2007, $1,000,000 has been drawn down from Note A and the initial scale up has not been completed.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

c. The Company subsequently entered into a new note agreement with Austin Pharma on August 16, 2007, as follows:

$2.3 Million Amended and Restated Secured Promissory Note dated August 16, 2007. The amounts funded under this note related to the build out and professional services utilized in connection with the construction of the Austin Pharma manufacturing facility as provided in the second amended and restated exclusive purchase and supply agreement. As of September 30, 2007, Austin Pharma has drawn down $1.75 million under this note and has $.6 million available for future borrowing. The Company does not anticipate making any additional material draw downs on the note due to the fact that the build outs are substantially completed. This note bears interest at a rate of 8% per annum. The principal and interest are payable in 60 equal monthly installments commencing on the initial repayment date. The initial repayment date is defined as the first day of the first month that is one hundred twenty days following the date that Austin Pharma first ships to the Company dronabinol drug substance that was manufactured using the completed manufacturing facilities. The note is secured by substantially all of the assets of Austin Pharma. Obligations under this note are not associated with receipt of FDA approval for any of the Company’s dronabinol product candidates.

Upon review of the Exclusive Purchase and Supply Agreement, as amended, as well as the various promissory notes and loans made by the Company to Austin Pharma, the Company determined that FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, applied to Austin Pharma. Under the provisions of FIN46R, Austin Pharma qualifies as a variable interest entity and the Company has variable interests in Austin Pharma. The Company’s variable interests in Austin Pharma consist of the promissory notes, loans to Austin Pharma for the purchase of equipment, and the Purchase and Supply Agreement more fully described above. As a result of these variable interests, the Company conducted an analysis to determine if Insys was the primary beneficiary of Austin Pharma. Based on the results of the analysis conducted, Cerilliant, Austin Pharma’s parent company, was deemed to be the primary beneficiary of Austin Pharma and therefore, Austin Pharma was not consolidated into the Company’s financial statements.

The following summarizes the pertinent factors related to the Company’s relationship with Austin Pharma:

➢

Insys entered into its first agreement with Austin Pharma, a wholly-owned subsidiary of Cerilliant, in March 2005. Austin Pharma was contracted to produce the Active Pharmaceutical Ingredient, or API, in the Company’s dronabinol-based product candidates.

➢

The Purchase and Supply Agreement covers the production and sale of the API exclusively to the Company and the Company agreed to purchase, prior to the time the initial scale up of the manufacturing facilities is complete, the lesser of $6,000,000 or 100% of the API produced by Austin Pharma. After the initial scale up of the manufacturing facilities is complete, the Company agreed to purchase a minimum 50 kilograms of API produced by Austin Pharma each year. However, Austin Pharma has the capacity to produce 200 kilograms and is able to produce the API for other customers, so long as the API is not used for commercial products. In addition, Austin Pharma can produce other products that do not compete with the Company’s products. The Company has agreed to pay a set price for a given quantity of API as well as royalties on net sales of products containing the API that was supplied by Austin Pharma. This agreement expires 180 months from commercialization of the Company’s Dronabinol HG capsule product candidate and, unless otherwise terminated, automatically renews in increments of 36 months.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

➢

As noted above, Austin Pharma had three loans outstanding with the Company in the aggregate amount of $6,319,000 at September 30, 2007. Two of the loans with outstanding balances totaling $2,750,000 are secured by substantially all of the assets of Austin Pharma. The remaining loan has an outstanding balance of $3,557,000 and is secured by equipment. The Company is in the process of filing title notice filings and/or security filings, as applicable, with respect to all equipment financed by the Company to secure its interest in the equipment. The maximum exposure to loss with respect to these variable interests would be $2,750,000, plus the difference between $3,557,000 and fair market value of the equipment if the Company took the equipment back as a result of a default by Austin Pharma.

The Company believes that the principal risks arising from its current arrangement with Austin Pharma are (1) the potential failure of Austin Pharma to produce the quantities of the Company’s planned products that it has committed to produce and (2) regardless of whether it does so, the potential failure of Austin Pharma to generate sufficient cash flows to pay the amounts the Company has recorded as receivables from them. The Company believes Austin Pharma will fund its future operations through cash flows from its operations and through other means, including but not limited to financing from third parties. The Company has made no obligation to Cerilliant or Austin Pharma to make additional loans or advances to Austin Pharma to fund its ongoing and future operations and the Company believes that the build out of the Austin Pharma facility is essentially complete and does not require substantial additional funding in order for it to be operational.

8.    RELATED PARTY TRANSACTIONS

Notes Payable

The Company has issued several promissory notes payable in favor of its principal stockholder, The John N. Kapoor Trust (“JNK Trust”). The Company draws on the notes as needed to pay its expenses. The following is a summary of the outstanding promissory notes as of September 30, 2007:

Note 1—The Company issued a three-year promissory note payable for $1,000,000 in favor of JNK Trust on November 29, 2002. This note bears interest at a rate of 1.82% per annum. The principal and interest are due upon maturity. On November 28, 2005, the note was extended to mature on May 28, 2007. As of September 30, 2007, the Company has not repaid the principal or interest accrued to this note and are currently payable on demand.

Note 2—The Company issued a promissory note payable for $100,000 in favor of JNK Trust on January 22, 2004. This note bears interest at a rate of 1.82% per annum. The principal and interest are due upon maturity, which was November 29, 2005. On November 28, 2005, the note was extended to mature on October 31, 2006. As of September 30, 2007, the Company has not repaid the principal or interest accrued on this note and are currently payable on demand.

Note 3—The Company issued a promissory note payable for $2,600,000 in favor of JNK Trust on January 23, 2004. This note bears interest at a rate if prime (7.75% at September 30, 2007) plus 2% per annum. The principal and interest are payable upon demand.

Note 4—The Company issued a promissory note payable for $12,300,000 in favor of JNK Trust on October 11, 2005. This note bears interest at a rate of prime (7.75% at September 30, 2007) plus 2% per annum. The principal and interest are payable at the earlier date of October 11, 2010 or a change in control of the Company.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

Note 5—The Company issued a promissory note payable for up to $12,000,000 in favor of JNK Trust on May 15, 2007 which the Company can draw down upon from time to time. This note bears interest at a rate of prime (7.75% at September 30, 2007) plus 2% per annum. The principal and interest are payable at the earlier date of October 11, 2010 or a change in control of the Company. As of September 30, 2007, approximately $2.6 million remains available for future borrowings under this promissory note.

The balance payable, including interest, was $27,370,000 and $12,758,000 as of September 30, 2007 and December 31, 2006, respectively. Interest expense approximated $1,256,000 and $468,000 for the nine months ended September 30, 2007 and 2006, respectively.

The Company issued a new promissory note to JNK Trust in October 2007 (see Note 12, Subsequent Events, for a description of the new note’s terms and the conversion of all principal and interest outstanding under the promissory notes owed to the JNK Trust into shares of the Company’s common stock).

9.    RESEARCH AND DEVELOPMENT

Research and development (“R&D”), costs are expensed when incurred. These costs include, among other things, salaries, stock based compensation, consulting fees and costs reimbursed to third parties under license and research agreements. Payments related to the acquisition of technology rights, for which development work is in process, are expensed as incurred and are considered a component of R&D costs. The Company charges the indirect cost of administering R&D activities to R&D expense. Research and development costs for the nine months ended September 30, 2007 and 2006 were approximately $7,754,000 and $4,879,000, respectively, and are included in the condensed statements of operations.

10.    INCOME TAXES

In connection with the Company’s anticipated initial public stock offering, the Company will convert to a C corporation. The Company will then be taxed as a C corporation for federal and state tax purposes.

In June 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“or FIN 48”). This interpretation is effective for fiscal years beginning after December 15, 2006 and clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007 and the guidance did not have a material impact on the Company’s financial position or results of operations.

11.    LEGAL MATTERS

The Company is exposed to potential claims arising in the ordinary course of business. The amount, if any, of potential or ultimate liability with respect to such matters cannot be determined. Despite the inherent uncertainties of litigation, management of the Company at this time does not believe that such claims will have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

INSYS THERAPEUTICS, INC.

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

12.    SUBSEQUENT EVENTS

During October 2007, the Company borrowed the remaining amount available under Note 5 described in Footnote 8. On October 31, 2007, the Company entered into a $5.0 million Secured Promissory Note with the JNK Trust. The Note was used to fund the operations of the business and has an interest rate of prime plus 2%. The note was set to mature on October 31, 2010 or upon a change of control of the Company. However, effective upon the close of the Company’s initial public offering, all principal and interest outstanding under the promissory notes owed to the JNK Trust will be converted into shares of the Company’s common stock.

In connection with the Company’s initial public offering, the Company effected a 1-for-2.35 reverse stock split. The equity accounts and all of the share and per share data have been retroactively adjusted to account for this reverse stock split.

                 Shares

Common Stock

PROSPECTUS

                    , 2008

UBS Investment Bank

JMP Securities	Natixis Bleichroeder Inc.

Until                     , 2008, all dealers that buy, sell or trade in shares of our common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market filing fee.

Amount to be paid
SEC registration fee	$2,648
NASD filing fee	9,125
Nasdaq Global Market filing fee	150,000
Blue sky qualification fees and expenses	20,000
Printing and engraving expenses	225,000
Legal fees and expenses	1,775,000
Accounting fees and expenses	759,000
Transfer agent and registrar fees and expenses	30,000
Miscellaneous expenses	109,227

Total	$3,080,000

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, as permitted by the Delaware General Corporation Law, our amended and restated bylaws provide that expenses incurred by any officer or director in defending any action, suit or proceeding described above shall be paid by us in advance of a final disposition upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified by us.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation includes such a provision.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of Insys or any of its affiliated enterprises. Under these agreements, we are not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•

indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our stock or a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty;

•

indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by our board of directors or required by law;

•	indemnification for settlements the director or officer enters into without our consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement that we file.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Prior to the closing of this offering, we plan to have an insurance policy in place that covers our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number
Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon closing of this offering	3.2
Form of Amended and Restated Bylaws to be effective upon closing of this offering	3.4
Form of Indemnity Agreement	10.1

Item 15.	Recent sales of unregistered securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2004:

(1)	From January 1, 2004 to September 30, 2007, we have granted stock options to purchase up to 863,919 shares of our non-voting common stock to employees, consultants and directors under our amended and restated equity incentive plan at exercise prices ranging from $0.17 to $1.18 per share. Of these options, as of September 30, 2007, options exercisable for 31,914 shares of non-voting common stock have been cancelled without being exercised, options to purchase 463,209 shares of non-voting common stock have been exercised of which no shares have been repurchased and options exercisable for up to 368,789 shares of non-voting common stock remain outstanding.

(2)	From January 1, 2004 to September 30, 2007, we granted stock options to purchase up to an aggregate of 425,531 shares of our voting common stock to our chief executive officer, chief operating officer and chief scientific officer under our amended and restated equity incentive plan at exercise prices ranging from $0.19 to $1.18 per share. Of these options, as of September 30, 2007, none have been cancelled without being exercised, options to purchase 351,063 shares of voting common stock have been exercised and 74,468 options to purchase shares of voting common stock remain outstanding.

(3)	In December 2002, we granted 45,212 shares of restricted common stock to S. George Kottayil under our equity incentive plan in exchange for services to be rendered. In October 2005, in connection with an agreement with respect to such restricted common stock, we issued 12,330 shares of voting common stock to Dr. Kottayil in exchange for his surrender of 33,073 shares of the 45,212 shares of restricted common stock previously granted to him. In October 2005, in connection with a stock split of our common stock on a 10-for-1 basis, we cancelled the stock certificates issued to both such accredited investors in connection with such stock issuances, together representing an aggregate of 328,820 shares of common stock. In connection with this stock split, we issued 2,712,765 shares of voting common stock to The John N. Kapoor Trust dated September 20, 1989 and 575,434 shares of voting common stock to Dr. Kottayil. In July 2006, in connection with a stock split of our common stock on a 2.5-for-1 basis, we issued an additional 4,069,148 shares of voting common stock to The John N. Kapoor Trust dated September 20, 1989 and an additional 863,151 shares of voting common stock to Dr. Kottayil.

(4)	In May 2007, we issued an aggregate of 1,276,591 shares of voting common stock to The John N. Kapoor Trust, or the Trust, dated September 20, 1989 and various of its affiliates in lieu of repayment of accrued interest totaling $240,000 pursuant to outstanding notes payable to the Trust.

All of the offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our amended and restated equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraphs (3) and (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement.

3.1	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect.

3.2(1)	Form of the Registrant’s Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3(1)	Registrant’s Bylaws, as currently in effect.

3.4(1)	Form of the Registrant’s Amended and Restated Bylaws to become effective upon closing of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2	Form of Common Stock Certificate of the Registrant.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+(1)	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+(1)	Amended and Restated Equity Incentive Plan.

10.3+(1)	2007 Equity Incentive Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.

10.4+(1)	2007 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.

10.5+(1)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder.

10.6+	Employment Offer Letter for Jon McGarity dated January 26, 2007, as amended.

10.7+(1)	Employment Offer Letter for Michael Babich dated March 1, 2007.

10.8+(1)	Employment Offer Letter for Ellen Feigal dated January 22, 2007.

Exhibit number	Description of document
10.9+(1)	Employment Offer Letter for Ramesh Acharya dated July 31, 2007.
10.10+(1)	Employment Offer Letter for Troy Ignelzi dated January 26, 2007.
10.11+(1)	Employment Offer Letter for Kelly Tate dated May 17, 2007.
10.12*(1)	Second Amended and Restated Exclusive Purchase and Supply Agreement dated as of March 11, 2005 between the Registrant and Austin Pharma LLC.
10.13(1)	Lease dated as of March 12, 2007 between the Registrant and First Industrial, L.P.
10.14+(1)	Employment Offer Letter for Mark Schonau dated August 3, 2007.
10.15	Tax Allocation Agreement between the Registrant and the Stockholders listed therein, dated as of December 31, 2007.
23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(1)	Previously filed.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 23rd day of January, 2008.

INSYS THERAPEUTICS, INC.

By:	/s/ Jon W. McGarity
Jon W. McGarity President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jon W. McGarity and Mike L. Babich, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jon W. McGarity Jon W. McGarity	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	January 23, 2008

/s/ Mark R. Schonau Mark R. Schonau	Chief Financial Officer (Principal Financial and Accounting Officer)	January 23, 2008

/s/ Michael L. Babich Michael L. Babich	Chief Operating Officer and Member of the Board of Directors	January 23, 2008

/s/ John N. Kapoor* John N. Kapoor	Chairman of the Board of Directors	January 23, 2008

/s/ Patrick Fourteau* Patrick Fourteau	Member of the Board of Directors	January 23, 2008

/s/ Steve Meyer* Steve Meyer	Member of the Board of Directors	January 23, 2008

/s/ Brian Tambi* Brian Tambi	Member of the Board of Directors	January 23, 2008

/s/ Gary Tollefson* Gary Tollefson	Member of the Board of Directors	January 23, 2008
*	Pursuant to power of attorney

By:	/s/ Jon W. McGarity
Jon W. McGarity Attorney-in-Fact

EXHIBIT INDEX

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement.

3.1	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect.

3.2(1)	Form of the Registrant’s Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3(1)	Registrant’s Bylaws, as currently in effect.

3.4(1)	Form of the Registrant’s Amended and Restated Bylaws to become effective upon closing of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2	Form of Common Stock Certificate of the Registrant.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+(1)	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+(1)	Amended and Restated Equity Incentive Plan.

10.3+(1)	2007 Equity Incentive Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.

10.4+(1)	2007 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.

10.5+(1)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder.

10.6+	Employment Offer Letter for Jon McGarity dated January 26, 2007, as amended.

10.7+(1)	Employment Offer Letter for Michael Babich dated March 1, 2007.

10.8+(1)	Employment Offer Letter for Ellen Feigal dated January 22, 2007.

10.9+(1)	Employment Offer Letter for Ramesh Acharya dated July 31, 2007.

10.10+(1)	Employment Offer Letter for Troy Ignelzi dated January 26, 2007.

10.11+(1)	Employment Offer Letter for Kelly Tate dated May 17, 2007.

10.12*(1)	Second Amended and Restated Exclusive Purchase and Supply Agreement dated as of March 11, 2005 between the Registrant and Austin Pharma LLC.

10.13(1)	Lease dated as of March 12, 2007 between the Registrant and First Industrial, L.P.

10.14+(1)	Employment Offer Letter for Mark Schonau dated August 3, 2007.

10.15	Tax Allocation Agreement between the Registrant and the Stockholders listed therein, dated as of December 31, 2007.

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(1)	Previously filed.